EMC® Insurance Group Inc.

2011 Annual Report

EMC Insurance Companies


EMPLOYERS MUTUAL CASUALTY COMPANY
Affiliated with EMC National Life Company
EMC PROPERTY & CASUALTY COMPANY
EMC RISK SERVICES, LLC
EMC INSURANCE GROUP INC.
HAMILTON MUTUAL INSURANCE COMPANY
UNION INSURANCE COMPANY OF PROVIDENCE
DAKOTA FIRE INSURANCE COMPANY
EMCASCO INSURANCE COMPANY
ILLINOIS EMCASCO INSURANCE COMPANY
EMC REINSURANCE COMPANY
EMC UNDERWRITERS, LLC

CORPORATE PROFILE

EMC Insurance Group Inc. (EMCI) is a publicly held insurance holding company with operations in property and casualty insurance and reinsurance. EMCI was formed in 1974 and became publicly held in 1982. The Company's common stock trades on the NASDAQ OMX Global Select Market tier of the NASDAQ OMX Stock Market under the symbol EMCI. EMCI is a controlled company in that its parent owns greater than 50 percent of its outstanding stock. As of December 31, 2011, EMCI's parent company, Employers Mutual Casualty Company, owned 61 percent of EMCI's outstanding stock and public stockholders owned the remaining 39 percent. EMCI has no employees of its own.

Employers Mutual Casualty Company (EMCC) is a mutual insurance company founded in 1911 and is headquartered in Des Moines, Iowa. EMCC employs more than 2,100 people countrywide and markets its products exclusively through a network of independent insurance agents. EMCI and EMCC, together with each entity's subsidiary and affiliated companies, operate collectively under the trade name EMC Insurance Companies.

EMC Insurance Companies (EMC) writes property and casualty insurance in both commercial and personal lines, with a focus on medium-sized commercial accounts. Reinsurance business is also written, with an emphasis on property business. Products and services are offered through independent insurance agents who are supported by a network of 16 local branch offices. EMC is licensed in all 50 states and the District of Columbia and actively markets insurance products in 42 states; however, the majority of its business is generated in the Midwest.

EMC OFFICES


Bismarck
Minneapolis
Milwaukee
Lansing
Providence
Des Moines
Chicago
Valley Forge
Omaha
Davenport
Denver
Kansas City
Cincinnati
Wichita
Charlotte
Irvine
Phoenix
Little Rock
Birmingham
Dallas
Jackson
EMC Branch Offices
EMC Service Offices

Dear Stockholders:

If ever there was a year to step back and contemplate the myriad of reasons for doing what we do, it was 2011. Our parent organization, Employers Mutual Casualty Company, celebrated its centennial anniversary – 100 years of continuous service to its policyholders and independent insurance agency partners. We, as the publicly traded arm of that organization, prepared to celebrate our 30th anniversary as a NASDAQ OMX – listed company and what that degree of longevity means to our stockholders and the value reaped from their investment in our company. Celebrations of both milestones have been long in the making for what promised to be a year-long celebration of accomplishment.

But 2011 was much more than just a time to celebrate accomplishments – it was one of those defining moments in time when we were challenged to PROVE who we are and how we add value to all our stakeholders, including our policyholders, our independent agency partners and our stockholders.

In 2011, there were 171 catastrophe events in the United States of America resulting in just under $36 billion in insured losses. These events overwhelmingly included thunderstorms and tornadoes such as the devastating events in Tuscaloosa, Alabama; Joplin, Missouri; and Springfield, Massachusetts. They also included Hurricane Irene, which resulted in $5.5 billion in damages over much of the eastern coast of the United States, unusually severe winter storms throughout the central and eastern United States and wildfires in the southeastern and western United States.

As devastating as the losses were in the U.S., there was no comparison as to the global damage due to catastrophe losses such as Japan's earthquake and subsequent tsunami, New Zealand's earthquakes and Thailand's flooding. Global insured losses in 2011 totaled $105 billion and the total global economic losses as a result of these catastrophes were $380 billion.

For our company, catastrophe losses in 2011 totaled $80 million or $4.04 per share. Catastrophe losses added an astonishing and unprecedented 19.3 percentage points to our combined ratio – the second new record in four years. Both our property and casualty segment and our reinsurance segment were affected by record-setting losses in 2011. As a result, the Company experienced a net loss of $2 million or $0.16 per share and reported a GAAP combined ratio of 115.1 percent.

Though we never enjoy reporting net losses, we are very proud of the fact we were there to assist our policyholders in putting the pieces of their lives back together again. We were in Tuscaloosa; we were in Joplin; we were in Springfield; and we were in many of the eastern communities affected by Hurricane Irene. We also had claims from Japan as that nation dealt with its greatest disaster in a very long time.

Despite claim counts being up significantly in 2011, our claims staff increased less than one percent with no decline in claims efficiency or service. As a result of our local presence and de-centralized structure, our claims representatives were quickly on site following all major events and readily available - providing expeditious service to our claimants. To us, exceptional service remains a crucial part of our core values. It's what we do – it's who we are.

Catastrophes certainly dominated our discussion in 2011, but it clearly was not the only topic on our radar screen. The industry as a whole has been somewhat depressed due to weak economic conditions and declining premium rates for several years. In 2011, however, we achieved rate level increases across all lines of business, especially in our personal lines. Personal lines rates have been increasing for several quarters and have begun to move rates to more adequate levels. Commercial lines rate increases have not been as prominent, but are currently moving in a positive direction. For the first time in six years, our overall rate levels increased for all major commercial lines of business.

Net written premiums increased 8.6 percent in 2011. In the property and casualty insurance segment, commercial lines net written premiums increased 7.5 percent for the year, and in personal lines, net written premiums increased 6.0 percent for the year. The greatest increase in net written premiums was in the reinsurance segment. Those premiums increased 13.7 percent for the year as a result of increased participation in the MRB pool, an increase in both facility business and reinstatement income, and improved pricing.

Retention remained high in all lines of business. Commercial lines retention averaged 88 percent and personal lines retention averaged 89 percent.

Our investment income decreased 6.8 percent in 2011 due to a decline in the annualized yield of the Company's fixed maturity portfolio over the last few years and an increase in short-term investments. We are actively addressing this issue by investing in new types of securities, such as master limited partnerships, which yielded approximately six percent in 2011. We continue to monitor potential investments carefully. We have no direct European sovereign debt exposure. We do, however, have some European exposures within our investment portfolio, including investments in highly rated European banks in Great Britain, Switzerland and Germany, but we have no investments in France, Portugal, Italy, Ireland, Greece and Spain.

Our balance sheet remains strong with invested assets of $1.1 billion, total assets of $1.2 billion and stockholders' equity of $359 million.

In 2011, the Board of Directors increased our quarterly dividend to $0.20 per share and authorized a new $15 million stock repurchase plan to enhance stockholder value.

Looking ahead, we expect personal lines rates to continue increasing at a moderate pace, especially in the homeowners' line of business. Despite the high level of catastrophe losses experienced by the industry in 2011 and the continuing low interest rate environment, we do not expect a quick turn-around in commercial lines premium rate levels, but rather, we expect steady, meaningful improvement throughout the year. Reinsurance rates are expected to increase for the January 1 renewals and then remain steady for the remainder of the year. Our overall expectation is that net written premium growth will be in the mid- to upper-single digit range.

On the economic front, we expect the economy to continue to improve moderately in 2012. Investment income will likely decline again in 2012 due to the persistent rate environment, but we expect the decline to be less than what we experienced in 2011. And, we expect to return to profitability assuming we don't have a recurrence in catastrophe losses similar to 2011.

2011 was a time of personal celebration for past accomplishments, but more importantly, it was a time to shine at what we do best – provide the financial assistance to rebuild the businesses, homes, and lives of the people we serve when they are faced with devastating challenges.

Thank you for your continued interest in EMC Insurance Group Inc.

Sincerely,

Bruce G. Kelley
President &
Chief Executive Officer

Ronald W. Jean
Executive Vice President of
Corporate Development

Kevin J. Hovick
Executive Vice President &
Chief Operating Officer

Financial Highlights

	2011	2010	2009	2008	2007
($ in thousands)					
Revenues	$ 463,341	$ 439,395	$ 432,525	$ 438,348	$ 442,086
Realized Investment Gains (Losses)	$ 9,303	$ 3,869	$ 17,922	$ (24,456)	$ 3,724
Income (Loss) Before Income Taxes	$ (10,007)	$ 42,445	$ 62,525	$ (10,290)	$ 58,919
Net Income (Loss)	$ (2,098)	$ 31,346	$ 45,371	$ (1,705)	$ 42,478
(per share)					
Net Income (Loss)	$ (0.16)	$ 2.40	$ 3.44	$ (0.13)	$ 3.09
Catastrophe Losses	$ 4.04	$ 2.10	$ 1.55	$ 2.52	$ 1.37
Dividend Paid	$ 0.77	$ 0.73	$ 0.72	$ 0.72	$ 0.69
Book Value	$ 27.86	$ 28.52	$ 26.11	$ 21.32	$ 26.15
($ in thousands)					
Average Return on Equity (ROE)	-0.6%	8.8%	14.5%	-0.5%	12.7%
Total Assets	$ 1,230,459	$ 1,187,795	$ 1,165,788	$ 1,108,099	$ 1,202,713
Stockholders' Equity	$ 358,768	$ 368,641	$ 342,418	$ 282,916	$ 360,352

Common Stock History

	2011			2010		
	High	Low	Dividend	High	Low	Dividend
1st Quarter	$ 25.90	$ 21.48	$ 0.19	$ 23.08	$ 19.96	$ 0.18
2nd Quarter	25.40	18.59	0.19	24.89	20.84	0.18
3rd Quarter	20.38	16.45	0.19	22.75	20.11	0.18
4th Quarter	21.41	17.10	0.20	23.39	21.00	0.19
Close at Dec. 31	20.57			22.64		

Cautionary Statement

FORWARD-LOOKING STATEMENTS: The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current beliefs, assumptions and expectations of the Company's future performance, taking into account all information currently available to management. These beliefs, assumptions and expectations can change as the result of many possible events or factors, not all of which are known to management. If a change occurs, the Company's business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in the forward-looking statements. The risks and uncertainties that may affect the actual results of the Company include, but are not limited to, the following:

- catastrophic events and the occurrence of significant severe weather conditions;
- the adequacy of loss and settlement expense reserves;
- state and federal legislation and regulations;
- changes in the property and casualty insurance industry, interest rates or the performance of financial markets and the general economy;
- rating agency actions;
- "other-than-temporary" investment impairment losses; and
- other risks and uncertainties inherent to the Company's business, including those discussed under the heading "Risk Factors" in the Company's Annual Report on Form 10-K.

Management intends to identify forward-looking statements when using the words "believe," "expect," "anticipate," "estimate," "project," or similar expressions. Undue reliance should not be placed on these forward-looking statements.

Common Stock

EMC Insurance Group Inc.'s common stock trades on the NASDAQ OMX Global Select Market tier of the NASDAQ OMX Stock Market under the symbol EMCI. As of February 24, 2012, the number of registered stockholders was 867.

There are certain regulatory restrictions relating to the payment of dividends by the Company's insurance subsidiaries. (See note 6 of Notes to Consolidated Financial Statements in the Company's 2011 Form 10-K) It is the present intention of the Company's Board of Directors to declare quarterly cash dividends, but the amount and timing thereof, if any, are determined by the Board of Directors at its discretion.

Dividend Reinvestment and Common Stock Purchase Plan

A dividend reinvestment and common stock purchase plan provides stockholders with the option of receiving additional shares of common stock instead of cash dividends. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan. (See note 13 of Notes to Consolidated Financial Statements in the Company's 2011 Form 10-K) Effective March 14, 2012, the Company has temporarily suspended the issuance of shares of common stock under the dividend reinvestment and common stock purchase plan due to the late filing of an amendment to a Current Report on Form 8-K with the Securities and Exchange Commission. The Company intends to resume the issuance of shares of common stock under the plan at such time that all required reports have been filed in a timely manner with the Securities and Exchange Commission. More information about the plan can be obtained by calling American Stock Transfer & Trust Company, LLC, the Company's stock transfer agent and plan administrator.

Stockholder Services

Corporate Headquarters
717 Mulberry Street
Des Moines, IA 50309
Phone: 515.280.2511

Transfer Agent
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Phone: 866.666.1597
www.amstock.com

SEC Counsel
Nyemaster, Goode, West, Hansell & O'Brien P.C.
700 Walnut Street, Suite 1600
Des Moines, IA 50309

Insurance Counsel
Bradshaw, Fowler, Proctor, and Fairgrave P.C.
801 Grand Avenue, Suite 3700
Des Moines, IA 50309

Independent Registered Public Accounting Firm
Ernst & Young LLP
801 Grand Avenue, Suite 3000
Des Moines, IA 50309

Information Availability
Interested parties can request news releases, annual reports, Forms 10-Q and 10-K, quarterly financial brochures and other information at no cost by contacting:

Investor Relations
Anita Novak, MBA, CPCU, ARM
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, IA 50309
Phone: 515.345.2515
Fax: 515.345.2895
Email: EMCIns.Group@EMCIns.com
Website: www.emcins.com/ir

Annual Meeting

We welcome attendance at our annual meeting on May 24, 2012, at 1:30 p.m. CDT.

EMC Insurance Companies
700 Walnut Street
Des Moines, IA 50309

2011

FINANCIAL INFORMATION

EMC® Insurance Group Inc.

Contents

SELECTED FINANCIAL DATA.

	Year ended December 31,										
	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
	($ in thousands, except per share amounts)										
INCOME STATEMENT DATA											
Insurance premiums earned	$ 416,402	$ 389,122	$ 384,011	$ 389,318	$ 393,059	$ 391,615	$ 415,625	$ 345,478	$ 330,623	$ 297,043	$ 265,280
Investment income, net	46,111	49,489	47,759	48,403	48,482	46,692	40,696	29,900	29,702	32,778	30,970
Realized investment gains (losses)	9,303	3,869	17,922	(24,456)	3,724	4,252	3,834	4,379	1,170	(3,159)	800
Other income	828	783	756	627	545	527	657	602	862	866	774
Total revenues	472,644	443,263	450,448	413,892	445,810	443,086	460,812	380,359	362,357	327,528	297,824
Losses and expenses	482,652	400,818	387,923	424,182	386,891	366,721	400,702	364,788	334,375	305,636	303,366
Income (loss) before income tax expense (benefit)	(10,008)	42,445	62,525	(10,290)	58,919	76,365	60,110	15,571	27,982	21,892	(5,542)
Income tax expense (benefit)	(7,910)	11,099	17,154	(8,585)	16,441	22,818	17,101	2,386	7,633	5,790	(3,436)
Net income (loss)	$ (2,098)	$ 31,346	$ 45,371	$ (1,705)	$ 42,478	$ 53,547	$ 43,009	$ 13,185	$ 20,349	$ 16,102	$ (2,106)
Net income (loss) per common share - basic and diluted:	$ (0.16)	$ 2.40	$ 3.44	$ (0.13)	$ 3.09	$ 3.91	$ 3.16	$ 1.10	$ 1.78	$ 1.42	$ (0.19)
Premiums earned by segment:											
Property and casualty insurance	$ 321,649	$ 305,647	$ 308,079	$ 315,598	$ 320,836	$ 318,416	$ 321,165	$ 250,034	$ 241,237	$ 225,013	$ 203,393
Reinsurance	94,753	83,475	75,932	73,720	72,223	73,199	94,460	95,444	89,386	72,030	61,887
Total	$ 416,402	$ 389,122	$ 384,011	$ 389,318	$ 393,059	$ 391,615	$ 415,625	$ 345,478	$ 330,623	$ 297,043	$ 265,280
BALANCE SHEET DATA											
Total assets	$ 1,230,459	$ 1,187,794	$ 1,165,788	$ 1,108,099	$ 1,202,713	$ 1,206,159	$ 1,113,682	$ 934,816	$ 905,571	$ 674,864	$ 671,565
Stockholders' equity	$ 358,768	$ 368,641	$ 342,418	$ 282,916	$ 360,352	$ 308,294	$ 261,883	$ 228,473	$ 180,751	$ 157,768	$ 140,458

	Year ended December 31,										
	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
	($ in thousands, except per share amounts)										
OTHER DATA											
Average return on equity	(.6)%	8.8%	14.5%	(.5)%	12.7%	18.8%	17.5%	6.4%	12.0%	10.8%	(1.5)%
Book value per share	$ 27.86	$ 28.52	$ 26.11	$ 21.32	$ 26.15	$ 22.44	$ 19.20	$ 16.84	$ 15.72	$ 13.84	$ 12.40
Dividends paid per share	$ 0.77	$ 0.73	$ 0.72	$ 0.72	$ 0.69	$ 0.65	$ 0.61	$ 0.60	$ 0.60	$ 0.60	$ 0.60
Property and casualty insurance subsidiaries aggregate pool percentage	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	23.5%	23.5%	23.5%	23.5%
Reinsurance subsidiary quota share percentage	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Closing stock price	$ 20.57	$ 22.64	$ 21.51	$ 25.65	$ 23.67	$ 34.12	$ 19.94	$ 21.64	$ 21.14	$ 17.87	$ 17.15
Net investment yield (pre-tax)	4.49%	4.89%	4.87%	5.00%	5.02%	5.02%	4.97%	4.33%	4.81%	5.92%	6.31%
Cash dividends to closing stock price	3.7%	3.2%	3.3%	2.8%	2.9%	1.9%	3.1%	2.8%	2.8%	3.4%	3.5%
Common shares outstanding	12,876	12,928	13,114	13,268	13,778	13,742	13,643	13,569	11,501	11,399	11,330
Statutory trade combined ratio	115.6%	102.1%	100.3%	109.1%	96.8%	92.8%	94.7%	104.2%	99.8%	101.3%	112.4%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The term "Company" is used below interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries. The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included under Part II, Item 8 of this Form 10-K.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current beliefs, assumptions and expectations of the Company's future performance, taking all information currently available into account. These beliefs, assumptions and expectations can change as the result of many possible events or factors, not all of which are known to management. If a change occurs, the Company's business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in the forward-looking statements. The risks and uncertainties that may affect the actual results of the Company include, but are not limited to, the following:

- catastrophic events and the occurrence of significant severe weather conditions;
- the adequacy of loss and settlement expense reserves;
- state and federal legislation and regulations;
- changes in the property and casualty insurance industry, interest rates or the performance of financial markets and the general economy;
- rating agency actions;
- "other-than-temporary" investment impairment losses; and
- other risks and uncertainties inherent to the Company's business, including those discussed under the heading "Risk Factors" in Part I, Item 1A, of this Form 10-K.

Management intends to identify forward-looking statements when using the words "believe", "expect", "anticipate", "estimate", "project" or similar expressions. Undue reliance should not be placed on these forward-looking statements.

COMPANY OVERVIEW

The Company, a 61 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance.

Property and casualty insurance operations are conducted through three subsidiaries and represent the most significant segment of the Company's business, totaling 77 percent of consolidated premiums earned in 2011. The Company's three property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All premiums, losses, settlement expenses, and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events. The aggregate participation of the Company's property and casualty insurance subsidiaries in the pool is 30 percent.

Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled within 45 days after the end of each month. The investment and income tax activities of the pool participants are not subject to the pooling agreement. The pooling agreement provides that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computation processes that would otherwise result in the required restatement of the pool participants' financial statements.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the seven companies.

Reinsurance operations are conducted through EMC Reinsurance Company, totaling 23 percent of consolidated premiums earned in 2011. The Company's reinsurance subsidiary is party to a quota share reinsurance retrocessional agreement (the "quota share agreement") and an excess of loss reinsurance agreement (the "excess of loss agreement") with Employers Mutual. Under the terms of the quota share agreement, the reinsurance subsidiary assumes 100 percent of Employers Mutual's assumed reinsurance business, subject to certain exceptions. The reinsurance subsidiary also writes a small amount of reinsurance business on a direct basis, outside the quota share agreement. Under the terms of the excess of loss agreement, the reinsurance subsidiary cedes to Employers Mutual all losses in excess of $3,000,000 per event (covering both business assumed from Employers Mutual through the quota share agreement, as well as business obtained outside the quota share agreement). The cost of the $3,000,000 excess of loss reinsurance protection was 10.0 percent of the reinsurance subsidiary's total assumed reinsurance premiums written during 2011.

Prior to 2011, the excess of loss agreement between the reinsurance subsidiary and Employers Mutual did not exist. Rather, the cap on losses per event and the related cost of this protection was contained in the quota share agreement. Under this arrangement, the cost of the cap on losses per event was recorded as a reduction in the premiums assumed by the reinsurance subsidiary, and the cap on losses per event did not cover the business written directly by the reinsurance subsidiary.

Due to the large number of catastrophic events that exceeded the $3,000,000 retention amount contained in the excess of loss agreement in 2011, the terms of the agreement have been changed for fiscal year 2012. Effective January 1, 2012, the retention amount will increase to $4,000,000 per event, while the cost of the protection will remain at 10.0 percent of total assumed reinsurance premiums written. This change was approved, subject to regulatory approval, by the Inter-Company Committees of the boards of directors of the Company and Employers Mutual at their November 2, 2011 joint meeting. Regulatory approval of the change was received on February 6, 2012.

The reinsurance subsidiary does not directly reinsure any of the insurance business written by Employers Mutual or the other pool participants; however, the reinsurance subsidiary assumes reinsurance business from the Mutual Reinsurance Bureau (MRB) pool and this pool provides a small amount of reinsurance protection to the members of the EMC Insurance Companies pooling agreement. As a result, the reinsurance subsidiary's assumed exposures include a small portion of the EMC Insurance Companies' direct business, after ceded reinsurance protections purchased by the MRB pool are applied. In addition, the reinsurance subsidiary does not reinsure any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. The reinsurance subsidiary assumes all foreign currency exchange gain/loss associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. Operations of the quota share agreement and the excess of loss agreement give rise to inter-company balances with Employers Mutual, which are settled within 45 days after the end of each quarter. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when reinsurance coverage is reinstated after a loss event; however, the cap on losses assumed per event contained in the excess of loss agreement is automatically reinstated without cost. This arrangement can produce unusual underwriting results for the reinsurance subsidiary when a large loss event occurs because the reinstatement premium income received by the reinsurance subsidiary may approximate, or even exceed, the amount of losses retained.

Country Mutual Insurance Company terminated its participation in the MRB pool effective January 1, 2011. As a result, Employers Mutual became a one-fourth participant in the MRB pool, up from its previous approximate one-fifth participation.

INDUSTRY OVERVIEW

An insurance company's underwriting results reflect the profitability of its insurance operations, excluding investment income. Underwriting profit or loss is calculated by subtracting losses and expenses incurred from premiums earned.

Insurance companies collect cash in the form of insurance premiums and pay out cash in the form of loss and settlement expense payments. Additional cash outflows occur through the payment of acquisition and underwriting costs such as commissions, premium taxes, salaries and general overhead. During the loss settlement period, which varies by line of business and by the circumstances surrounding each claim and may cover several years, insurance companies invest the cash premiums; thereby earning interest and dividend income. This investment income supplements underwriting results and contributes to net earnings. Funds from called and matured fixed maturity securities are reinvested at current interest rates. The low interest rate environment that has existed during the past several years has had a negative impact on the insurance industry's investment income.

Insurance pricing has historically been cyclical in nature. Periods of excess capital and increased competition encourage price reductions and liberal underwriting practices (referred to as a soft market) as insurance companies compete for market share, while attempting to cover the inevitable underwriting losses from these actions with investment income. A prolonged soft market generally leads to a reduction in the adequacy of capital in the insurance industry. To cure this condition, underwriting practices are tightened, premium pricing increases and competition subsides as companies strive to strengthen their balance sheets (referred to as a hard market). The insurance industry is currently in the seventh year of a soft market; however, personal lines premium rates have been increasing moderately during the past few years and commercial lines rates have stabilized and began to increase in 2011. The outlook for 2012 is that overall premium rate levels will increase slightly.

A substantial determinant of an insurance company's underwriting results is its loss and settlement expense reserving practices. Insurance companies must estimate the amount of losses and settlement expenses that will ultimately be paid to settle claims that have occurred to date (loss and settlement expense reserves). This estimation process is inherently subjective with the possibility of widely varying results, particularly for certain highly volatile types of claims (asbestos, environmental and various casualty exposures, such as products liability, where the loss amount and the parties responsible are difficult to determine). During a soft market, inadequate premium rates put pressure on insurance companies to under-estimate their loss and settlement expense reserves in order to report better results. Correspondingly, inadequate reserves play an integral part in bringing about a hard market, because increased profitability from higher premium rate levels can be used to strengthen inadequate reserves.

The United States Congress is currently studying, or has placed on its agenda, several issues of importance to the Company and the insurance industry. Most notably, these issues include Federal regulation of the insurance industry in addition to, or in place of, current state regulation, and legislation (referred to as the Insurance Industry Competition Act) that would amend the McCarran-Ferguson Act and permit the Federal Trade Commission and United States Department of Justice to enforce Federal antitrust laws and regulations on the insurance industry. The Company is closely monitoring the activity of the United States Congress on these issues through its membership in various organizations.

MANAGEMENT ISSUES AND PERSPECTIVES

Low interest rate environment

The interest rate environment has an influence on several operational areas that have the potential to have a material impact on the Company's financial condition and results of operations. Following is a brief discussion of the major operational areas being monitored by management in light of the current low interest rate environment.

Investment portfolio

The majority of the Company's investment portfolio is invested in fixed maturity securities. The low interest rate environment is currently having a positive impact on the Company's financial condition because the portfolio of fixed maturity securities available-for-sale had net unrealized holding gains, net of deferred taxes, of $37,872,000 at December 31, 2011, reflecting the fact that the average yield on the Company's portfolio is higher than the yields currently available in the fixed maturity marketplace. However, proceeds from maturing securities and cash from operating activities are being invested at the current lower yields, which is having a negative impact on investment income. If the low interest rate environment continues as expected, future investment income could decline from the current level. To help minimize the impact of the low interest rate environment on the Company's future results of operations, management has been working to reduce the average duration of the investment portfolio to closer match the average duration of the insurance liabilities.

Underwriting results

The Company's portfolio of fixed maturity securities provides a substantial amount of investment income that supplements underwriting results and contributes to net earnings. A prolonged low interest rate environment could result in a significant decline in future investment income, which would increase the need to achieve an underwriting profit. Management continually stresses the importance of striving for an underwriting profit, and is working diligently with the branch offices to maintain prudent underwriting and pricing standards and establish long-term business plans with the Company's agency force.

Benefit plan liabilities

The low interest rate environment has resulted in a significant decline in the discount rates used to value the obligations the Company has under Employers Mutual's pension and postretirement benefit plans. As a result, the valuation of the benefit obligations has increased, which has reduced the funded status of those plans and resulted in a higher level of annual cash contributions and expenses. A prolonged low interest rate environment could result in a continuation of higher cash contributions and increased expenses, both of which would have a negative impact on the Company's future results of operations.

Catastrophe losses

The Company has experienced four consecutive years of above average catastrophe losses, and has experienced record levels of catastrophe losses in two of the four years. Based on an analysis of nationwide storm activity, management does not believe that overall storm activity or intensity is trending upward. Rather, it appears that in recent years more of the storms have occurred in more heavily-populated urban areas instead of less-populated rural areas, which has impacted the number of claims submitted. It should be noted that the Company has experienced periods of increased storm losses in the past, the most recent period being from 1998 to 2001. Management continues to monitor and make adjustments to the Company's catastrophe exposures, and is prepared to make additional adjustments to those exposures if warranted.

Premium rate levels

Prior to 2011, the Company's overall premium rate level had declined for five consecutive years. Management had been able to implement moderate rate increases in the personal lines of business, but rate levels in the commercial lines of business, which account for more than 80 percent of the property and casualty insurance segment's premium income, remained very competitive. During 2011, in recognition of the above average amount of catastrophe losses incurred during the prior three years and a projected decline in investment income due to the persistent low interest rate environment, management worked diligently with the sixteen branch offices to stress the importance of achieving small, but consistent, commercial lines' rate increases whenever possible. These efforts were successful, and the Company was able to achieve a small increase in the overall premium rate level for commercial lines business for the first time in six years. Commercial lines rate levels are not expected to increase significantly in the near future; however, they are expected to continue to steadily increase, and management will continue to work with the branch offices to ensure that all opportunities for additional rate increases are pursued.

Possible Convergence of U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS)

The Securities and Exchange Commission (SEC) is currently evaluating whether GAAP should be replaced by, or possibly converged with, IFRS in the future. In addition, several significant changes to current GAAP accounting standards are scheduled to be exposed for public comment in the near future. Depending on the outcome of these initiatives, which is expected to be determined sometime in 2012, the accounting rules and required disclosures for public companies, and for insurance companies in particular, could change significantly. Management is closely monitoring developments in this area and will evaluate any proposed accounting standards that are exposed for public comment during 2012 to identify changes that would be required in the Company's data/systems to comply with the new accounting standards.

MEASUREMENT OF RESULTS

The Company's consolidated financial statements are prepared on the basis of GAAP. The Company also prepares financial statements for each of its insurance subsidiaries based on statutory accounting principles that are filed with insurance regulatory authorities in the states where they do business. Statutory accounting principles are designed to address the concerns of state regulators and stress the measurement of the insurer's ability to satisfy its obligations to its policyholders and creditors.

Management evaluates the Company's operations by monitoring key measures of growth and profitability. Management measures the Company's growth by examining direct premiums written and, perhaps more importantly, premiums written assumed from affiliates. Management generally measures the Company's operating results by examining the Company's net income and return on equity as well as the loss and settlement expense, acquisition expense and combined ratios. The following provides further explanation of the key measures management uses to evaluate the Company's results:

Direct Premiums Written. Direct premiums written is the sum of the total policy premiums, net of cancellations, associated with policies underwritten and issued by the Company's property and casualty insurance subsidiaries. These direct premiums written are transferred to Employers Mutual under the terms of the pooling agreement and are reflected in the Company's consolidated financial statements as premiums written ceded to affiliates. See note 3 of Notes to Consolidated Financial Statements.

Premiums Written Assumed From Affiliates and *Premiums Written Assumed From Nonaffiliates*. For the property and casualty insurance segment, premiums written assumed from affiliates and nonaffiliates reflects the property and casualty insurance subsidiaries' aggregate 30 percent participation interest in 1) the total direct premiums written by all the participants in the pooling arrangement, and 2) the involuntary business assumed by the pool participants pursuant to state law, respectively. For the reinsurance segment, premiums written assumed from nonaffiliates reflects the business assumed by the reinsurance subsidiary through the quota share agreement and the German-based reinsurance business assumed outside the quota share agreement. See note 3 of Notes to Consolidated Financial Statements. Management uses premiums written assumed from affiliates and nonaffiliates, which excludes the impact of written premiums ceded to reinsurers, as a measure of the underlying growth of the Company's insurance business from period to period.

Net Premiums Written. Net premiums written is calculated by summing direct premiums written, premiums written assumed from affiliates, and premiums written assumed from nonaffiliates, and then subtracting from that result premiums written ceded to affiliates and premiums written ceded to nonaffiliates. Premiums written ceded to nonaffiliates is the portion of the Company's direct and assumed premiums written that is transferred to reinsurers in accordance with the terms of the underlying reinsurance contracts, based upon the risks they accept. Premiums written ceded to affiliates includes both the cession of the Company's property and casualty insurance subsidiaries' direct business to Employers Mutual under the terms of the pooling agreement, and premiums ceded by the Company's reinsurance subsidiary under the terms of the excess of loss agreement with Employers Mutual. See note 3 of Notes to Consolidated Financial Statements. Management uses net premiums written to measure the amount of business retained after cessions to reinsurers.

Loss and Settlement Expense Ratio. The loss and settlement expense ratio is the ratio (expressed as a percentage) of losses and settlement expenses incurred to premiums earned, and measures the underwriting profitability of a company's insurance business. The loss and settlement expense ratio is generally measured on both a gross (direct and assumed) and net (gross less ceded) basis. Management uses the gross loss and settlement expense ratio as a measure of the Company's overall underwriting profitability of the insurance business it writes and to assess the adequacy of the Company's pricing. The net loss and settlement expense ratio is meaningful in evaluating the Company's financial results, which are net of ceded reinsurance, as reflected in the consolidated financial statements. The loss and settlement expense ratios are generally calculated in the same way for GAAP and statutory accounting purposes.

Acquisition Expense Ratio. The acquisition expense ratio is the ratio (expressed as a percentage) of net acquisition and other expenses incurred to premiums earned, and measures a company's operational efficiency in producing, underwriting and administering its insurance business. For statutory accounting purposes, acquisition and other expenses of an insurance company exclude investment expenses. There is no such industry definition for determining an acquisition expense ratio for GAAP purposes. As a result, management applies the statutory definition to calculate the Company's acquisition expense ratio on a GAAP basis. The net acquisition expense ratio is meaningful in evaluating the Company's financial results, which are net of ceded reinsurance, as reflected in the consolidated financial statements.

GAAP Combined Ratio. The combined ratio (expressed as a percentage) is the sum of the loss and settlement expense ratio and the acquisition expense ratio, and measures a company's overall underwriting profit/loss. If the combined ratio is at or above 100, an insurance company cannot be profitable without investment income (and may not be profitable if investment income is insufficient). Management uses the GAAP combined ratio in evaluating the Company's overall underwriting profitability and as a measure for comparison of the Company's profitability relative to the profitability of its competitors who prepare GAAP-basis financial statements.

Statutory Combined Ratio. The statutory combined ratio (expressed as a percentage) is calculated in the same manner as the GAAP combined ratio, but is based on results determined pursuant to statutory accounting rules and regulations. The statutory "trade combined ratio" differs from the statutory combined ratio in that the acquisition expense ratio is based on net premiums written rather than net premiums earned. Management uses the statutory trade combined ratio as a measure for comparison of the Company's profitability relative to the profitability of its competitors, all of whom must file statutory-basis financial statements with insurance regulatory authorities.

CRITICAL ACCOUNTING POLICIES

The following accounting policies are considered by management to be critically important in the preparation and understanding of the Company's financial statements and related disclosures. The assumptions utilized in the application of these accounting policies are complex and require subjective judgment.

Loss and settlement expense reserves

Processes and assumptions for establishing loss and settlement expense reserves

Liabilities for losses are based upon case-basis estimates of reported losses supplemented with bulk case loss reserves, and estimates of incurred but not reported (IBNR) losses. Case loss reserves are established independently of the IBNR loss reserves and the two amounts are added together to determine the total liability for losses. Under this methodology, adjustments to the individual case loss reserve estimates do not result in a corresponding adjustment in IBNR loss reserves. For direct insurance business, the Company's IBNR loss reserves are estimates of liability for events that have occurred, but have not yet been reported to the Company. For assumed reinsurance business, IBNR loss reserves are also used to record anticipated increases in reserves for claims that have previously been reported. An estimate of the expected expenses to be incurred in the settlement of the claims provided for in the loss reserves is established as the liability for settlement expenses.

Property and Casualty Insurance Segment

The Company's claims department establishes individual case loss reserves for direct business. Branch claims personnel establish case loss reserves for individual claims, with mandatory home office claims department review of reserves that exceed a specified threshold. The Company's case loss reserve philosophy is exposure based and implicitly assumes a consistent inflationary and legal environment. When claims department personnel establish case loss reserves, they take into account various factors that influence the potential exposure.

The Company has implemented specific line-of-business guidelines that are used to establish the individual case loss reserve estimates. These guidelines, which are used for both short-tail and long-tail claims, require the claims department personnel to reserve for the probable (most likely) exposure for each claim. Probable exposure is defined as what is likely to be awarded if the case were to be decided by a civil court in the applicable venue or, in the case of a workers' compensation case, by that state's workers' compensation commission. This evaluation process is repeated throughout the life of the claim at regular intervals, and as additional information becomes available. While performing these regular reviews, the branch claims personnel are able to make adjustments to the case loss reserves for location and time specific factors, such as legal venue, severity of claim, inflation, and changes in applicable laws.

To provide consistency in the reserving process, the Company utilizes established claims management processes and an automated claims system. Claims personnel conduct periodic random case loss reserve reviews to verify the accuracy of the reserve estimates and adherence to the reserving guidelines. In addition, the Company has specific line-of-business management controls for case loss reserves. For example, all workers' compensation claim files are reviewed by management before benefits are declined, and all casualty case loss reserves are reviewed every 60 days for reserve adequacy.

The Company's automated claims system utilizes an automatic diary process that helps ensure that case loss reserve estimates are reviewed on a regular basis. The claims system requires written documentation each time a case loss reserve is established or modified, and provides management with the information necessary to perform individual reserve reviews and monitor reserve development. In addition, the claims system produces monthly reports that allow management to analyze case loss reserve development in the aggregate, by branch, by line of business, or by claims adjuster.

The goal of the Company's claims department is to establish and maintain case loss reserves that are sufficient, but not excessive. Since specific guidelines are utilized for establishing case loss reserves, the Company does not incorporate a provision for uncertainty (either implicitly or explicitly) when setting individual case loss reserve estimates. The Company's actuaries do, however, review the adequacy of the aggregate case loss reserves on a quarterly basis and, if deemed appropriate, make recommendations for adjustments to management. Management reviews all recommendations submitted by the Company's actuaries and considers such recommendations in the determination of its best estimate of the Company's overall liability. Adjustments to the aggregate case loss reserves, when approved by management, are accomplished through the establishment of bulk case loss reserves in the applicable line(s) of business, which supplement the aggregate case loss reserves. For financial reporting purposes, bulk case loss reserves are included in case loss reserves.

At December 31, 2011, IBNR loss reserves accounted for $67,809,000, or 16.1 percent, of the property and casualty insurance segment's total loss and settlement expense reserves, compared to $65,609,000, or 16.3 percent, at December 31, 2010. IBNR loss reserves are, by nature, less precise than case loss reserves. A five percent change in IBNR loss reserves at December 31, 2011 would equate to $2,204,000, net of tax, which represents 105.1 percent of the net loss reported for 2011 and 0.6 percent of stockholders' equity.

The property and casualty insurance segment's formula IBNR loss reserves are established for each line of business by applying actuarially derived "IBNR factors" to the latest twelve months premiums earned. These factors are developed using a methodology that utilizes historical ratios of (1) actual IBNR claims that have emerged after prior year-ends to (2) corresponding prior years' premiums earned that have been adjusted to the current level of rate adequacy. In order to minimize the volatility that naturally exists in the early stages of IBNR claims emergence, IBNR claims are not utilized in this process until 18 months after the end of a respective calendar year. For example, during 2011 the actual IBNR claims reported in the 18 months following year-end 2009 were compared to the adjusted 2009 premiums earned. The 2009 ratios, together with the ratios for several prior years, were then used to develop the 2011 "IBNR factors" that were applied to premiums earned for each line of business. Included in the rate adequacy adjustment noted above is consideration of current frequency and severity trends compared to the trends underlying prior years' calculations. The selected trends are based on an analysis of industry and Company loss data.

The methodology used in estimating formula IBNR loss reserves assumes consistency in claims reporting patterns and immaterial changes in loss development patterns. Implicit in this assumption is that future IBNR claims emergence, relative to IBNR claims that have emerged following prior year-ends, will reflect the change in frequency and severity trends underlying the rate adequacy adjustments. If this projected relationship proves to be inaccurate, future IBNR claims may differ substantially from the estimated IBNR loss reserves. The following table displays the impact that a five percent variance in future IBNR emergence from the projected level reflected in the December 31, 2011 IBNR factors would have on the Company's results of operations. This variance in future IBNR emergence could occur in one year or over multiple years, depending when the claims were reported. A variance in future IBNR emergence would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in future IBNR emergence is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in future IBNR emergence from frequency and severity trends underlying rate adequacy adjustments
($ in thousands)	
Personal auto liability	$(72) to $72
Commercial auto liability	(288) to 288
Auto physical damage	(28) to 28
Workers' compensation	(481) to 481
Other liability	(1,242) to 1,242
Property	(105) to 105
Homeowners	(37) to 37
All Other	(19) to 19

Ceded loss reserves are derived by applying the ceded contract terms to the direct loss reserves. For excess of loss contracts (excluding the catastrophe contract), this is accomplished by applying the ceded contract terms to the case loss reserves of the ceded claims. For the catastrophe excess of loss contract, ceded loss reserves are calculated by applying the contract terms to (1) the aggregate case loss reserves on claims stemming from catastrophes and (2) the estimate of IBNR loss reserves developed for each individual catastrophe. For quota share contracts, ceded loss reserves are calculated as the quota share percentage multiplied by both case and IBNR loss reserves on the direct business.

The methodology used for reserving settlement expenses is based on an analysis of historical ratios of paid expenses to paid losses. Assumptions underlying this methodology include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, and a consistent philosophy regarding the defense of lawsuits. Based on this actuarial analysis, factors are derived for each line of business, which are then applied to loss reserves to generate the settlement expense reserves. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a one percent variance in the ratio of ultimate settlement expenses to ultimate losses due to departures from any of the above assumptions. This variance in the ultimate settlement expense ratio could occur in one year or over multiple years, depending on the loss and settlement expense payment patterns. A variance in the ultimate settlement expense ratio would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the expenses have not been paid. A one percent variance in the ratio of ultimate settlement expenses to ultimate losses is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a one percent variance in the ultimate settlement expense ratio
($ in thousands)	
Personal auto liability	$(39) to $39
Commercial auto liability	(177) to 177
Auto physical damage	(24) to 24
Workers' compensation	(230) to 230
Other liability	(625) to 625
Property	(109) to 109
Homeowners	(68) to 68
All Other	(29) to 29

Following is a summary of the carried loss and settlement expense reserves for the property and casualty insurance segment at December 31, 2011 and 2010.

	December 31, 2011			
Line of business	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Commercial lines:				
Automobile	$ 45,821	$ 8,610	$ 10,221	$ 64,652
Property	22,748	2,289	3,425	28,462
Workers' compensation	119,846	16,905	18,627	155,378
Liability	54,911	36,884	46,382	138,177
Bonds	1,936	(397)	619	2,158
Total commercial lines	245,262	64,291	79,274	388,827
Personal lines:				
Automobile	16,400	1,976	2,269	20,645
Property	7,271	1,542	1,706	10,519
Total personal lines	23,671	3,518	3,975	31,164
Total property and casualty insurance segment	$ 268,933	$ 67,809	$ 83,249	$ 419,991

Line of business	Case	IBNR	Settlement expense	Total
	December 31, 2010			
	($ in thousands)			
Commercial lines:				
Automobile	$ 44,428	$ 9,293	$ 10,032	$ 63,753
Property	15,279	1,131	2,764	19,174
Workers' compensation	116,430	14,996	17,885	149,311
Liability	53,064	38,699	46,769	138,532
Bonds	2,788	(409)	800	3,179
Total commercial lines	231,989	63,710	78,250	373,949
Personal lines:				
Automobile	17,364	1,096	2,333	20,793
Property	5,776	803	1,380	7,959
Total personal lines	23,140	1,899	3,713	28,752
Total property and casualty insurance segment	$ 255,129	$ 65,609	$ 81,963	$ 402,701

Internal actuarial evaluations of the prior quarter's overall loss reserve levels are performed each quarter for all direct lines of business. There is a certain amount of random variation in loss development patterns, which results in some uncertainty regarding projected ultimate losses, particularly for longer-tail lines such as workers' compensation, other liability and commercial auto liability. Therefore, the reasonability of the actuarial projections is regularly monitored through an examination of loss ratio and claims severity trends implied by these projections. Following is a discussion of the major assumptions underlying the quarterly internal actuarial loss reserve evaluations.

One assumption underlying aggregate reserve estimation methods is that the claims inflation trends implicitly built into the historical loss and settlement expense development patterns will continue into the future. To estimate the sensitivity of the estimated ultimate loss and settlement expense payments to an unexpected change in inflationary trends, the actuarial department derived expected payment patterns separately for each major line of business. These patterns were applied to the December 31, 2011 loss and settlement expense reserves to generate estimated annual incremental loss and settlement expense payments for each subsequent calendar year. Then, for the purpose of sensitivity testing, an explicit annual inflationary variance of one percent was added to the inflationary trend that is implicitly embedded in the estimated payment pattern, and revised incremental loss and settlement expense payments were calculated. This unexpected claims inflation trend could arise from a variety of sources including a change in economic inflation, social inflation and, especially for the workers' compensation line of business, the introduction of new medical technologies and procedures, changes in the utilization of procedures and changes in life expectancy. The estimated cumulative impact that this unexpected one percent variance in the inflationary trend would have on the Company's results of operations over the lifetime of the underlying claims is shown below. A variance in the inflationary trend would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A one percent variance in the projected inflationary trend is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a one percent variance in the projected inflationary trend
($ in thousands)	
Personal auto liability	$(165) to $158
Commercial auto liability	(857) to 826
Auto physical damage	(17) to 17
Workers' compensation	(5,128) to 5,966
Other liability	(3,054) to 2,843
Property	(162) to 160
Homeowners	(50) to 49

A second assumption is that historical loss payment patterns have not changed. In other words, the percentage of ultimate losses that are not yet paid at any given stage of accident year development is consistent over time. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in unpaid losses to date from the percentages anticipated in the paid loss projection factors. That is, future loss payments under this scenario would be expected to differ from the original actuarial loss reserve estimates by these amounts. This variance in future loss payments could occur in one year or over multiple years. A variance in future loss payments would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in projected future loss payments is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in future loss payments
($ in thousands)	
Personal auto liability	$(597) to $541
Commercial auto liability	(1,609) to 1,456
Auto physical damage	(92) to 83
Workers' compensation	(3,719) to 3,363
Other liability	(3,125) to 2,828
Property	(772) to 698
Homeowners	(230) to 210
All Other	(38) to 33

A third assumption is that individual case loss reserve adequacy is consistent over time. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in individual case loss reserve adequacy from the level anticipated in the incurred loss projection factors. In other words, future loss payments under this scenario would be expected to vary from actuarial reserve estimates by these amounts. This variance in expected loss payments could occur in one year or over multiple years. A change in individual case loss reserve adequacy would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in individual case loss reserve adequacy is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in individual case loss reserve adequacy
($ in thousands)	
Personal auto liability	$(557) to $507
Commercial auto liability	(1,433) to 1,297
Auto physical damage	(71) to 65
Workers' compensation	(3,094) to 2,801
Other liability	(2,415) to 2,186
Property	(883) to 755
Homeowners	(218) to 195
All Other	(67) to 61

A fourth assumption is that IBNR emergence as a percentage of reported losses is historically consistent and will continue at the historical level. The following table displays the estimated impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in IBNR losses from the level anticipated in the loss projection factors. Under this scenario, future loss payments would be expected to vary from actuarial reserve estimates by these amounts. This variance in IBNR emergence could occur in one year or over multiple years. A variance in IBNR emergence would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in IBNR emergence is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in IBNR emergence
($ in thousands)	
Personal auto liability	$(30) to $30
Commercial auto liability	(246) to 246
Auto physical damage	(27) to 27
Workers' compensation	(430) to 430
Other liability	(992) to 992
Property	(178) to 178
Homeowners	(50) to 50

An actuarial evaluation of the prior quarter's case and bulk case loss reserve adequacy is performed each quarter. If that analysis indicates that the aggregate reserves of the individual claim files established by the claims department combined with the carried bulk case loss reserve (if any) is not within a few percentage points of a benchmark established by the actuarial department, the actuarial department will recommend that an adjustment be made to the current quarter's bulk case loss reserve. Management reviews all recommendations submitted by the actuarial department and considers such recommendations in the determination of its best estimate of the Company's overall liability.

One of the variables impacting the estimation of IBNR loss reserves is the assumption that the vast majority of future construction defect losses will continue to occur in those states in which most construction defect claims have historically arisen. Since the vast majority of these losses have been confined to a relatively small number of states, which is consistent with industry experience, there is no provision in the IBNR loss reserve for a significant spread of construction defect claims to other states. It is also assumed that various underwriting initiatives implemented in recent years will gradually mitigate the amount of construction defect losses experienced. These initiatives include exclusionary endorsements, increased care regarding additional insured endorsements, a general reduction in the amount of contractor business written relative to the total commercial lines book of business, and underwriting restrictions on the writing of residential contractors. The estimation of the Company's IBNR loss reserves also does not contemplate substantial losses from potential mass torts such as Methyl Tertiary Butyl Ether (a gasoline additive that reduces emissions, but causes pollution), tobacco, silicosis, cell phones and lead. Further, consistent with general industry practice, the IBNR loss reserve for all liability lines does not provide for any significant retroactive expansion of coverage through judicial interpretation. If these assumptions prove to be incorrect, ultimate paid amounts on emerged IBNR claims may differ substantially from the carried IBNR loss reserves.

As previously noted, the estimation of settlement expense reserves assumes a consistent claims department philosophy regarding the defense of lawsuits. If the pool participants should in the future take a more aggressive defense posture, defense costs would increase and it is likely that the Company's carried settlement expense reserves would be deficient. However, such a change in philosophy would likely reduce losses, generating some offsetting redundancy in the loss reserves.

The property and casualty insurance subsidiaries have exposure to environmental and asbestos claims arising primarily from the other liability line of business. This exposure is closely monitored by management, and IBNR loss reserves have been established to cover estimated ultimate losses. These reserves were increased in each of the last four years based on examinations of the implied three-year survival ratio (ratio of loss and settlement expense reserves to the three-year average of loss and settlement expense payments), which has deteriorated due to an increase in both paid losses and paid settlement expenses. The dollar amount of paid losses peaked in 2008, and though subsequent years have fared better, payment activity remains significantly higher than pre-2008 levels.

Environmental reserves are established in consideration of the implied three-year survival ratio. Estimation of ultimate liabilities for these exposures is unusually difficult due to unresolved issues such as whether coverage exists, the definition of an occurrence, the determination of ultimate damages and the allocation of such damages to financially responsible parties. Therefore, any estimation of these liabilities is subject to greater than normal variation and uncertainty, and ultimate payments for losses and settlement expenses for these exposures may differ significantly from the carried reserves.

Reinsurance Segment

The reinsurance book of business is comprised of two major components. The first is the Home Office Reinsurance Assumed Department ("HORAD"), which includes the reinsurance business assumed by the reinsurance subsidiary through the quota share agreement and the business written directly by the reinsurance subsidiary outside of the quota share agreement. The second is the MRB pool, which is a voluntary reinsurance pool in which Employers Mutual participates with three other unaffiliated insurers.

The primary actuarial methods used to project ultimate policy year losses on the assumed reinsurance business are paid development, incurred development and Bornhuetter-Ferguson. The assumptions underlying the various projection methods include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case loss reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections.

For the HORAD component, Employers Mutual records the case and IBNR loss reserves reported by the ceding companies. Since many ceding companies in the HORAD book of business do not report IBNR loss reserves, Employers Mutual establishes a bulk IBNR loss reserve, which is based on an actuarial reserve analysis, to cover a lag in reporting. For MRB, Employers Mutual records the case and IBNR loss reserves reported to it by the management of the pool, along with a relatively small IBNR loss reserve to cover a one month reporting lag. To verify the adequacy of the reported reserves, an actuarial evaluation of MRB's reserves is performed at each year-end.

At December 31, 2011, the carried reserves for HORAD and MRB combined were in the upper quartile of the range of actuarial reserve indications. This selection reflects the fact that there are inherent uncertainties involved in establishing reserves for assumed reinsurance business. Such uncertainties include the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. Because of these uncertainties, there is a risk that the reinsurance segment's reserves for losses and settlement expenses could prove to be inadequate, with a consequential adverse impact on the Company's future earnings and stockholders' equity.

At December 31, 2011, there was no backlog in the processing of assumed reinsurance information. Approximately $105,604,000, or 61 percent, of the reinsurance segment's carried reserves were reported by the ceding companies. Employers Mutual receives loss reserve and paid loss data from its ceding companies on individual excess of loss contracts. If a claim involves a single or small group of claimants, a summary of the loss and claim outlook is normally provided. Summarized data is provided for catastrophe claims and pro rata business, which is subject to closer review if inconsistencies are suspected.

Carried reserves established in addition to those reported by the ceding companies totaled approximately $67,705,000 at December 31, 2011. Since many ceding companies in the HORAD book of business do not report IBNR loss reserves, Employers Mutual establishes a bulk IBNR loss reserve to cover the lag in reporting. For the few ceding companies that do report IBNR loss reserves, Employers Mutual carries them as reported. These reported IBNR loss reserves are subtracted from the total IBNR loss reserve calculated by Employers Mutual's actuaries, with the difference carried as bulk IBNR loss reserves. Except for the small IBNR loss reserve established to cover the one-month lag in reporting, the MRB IBNR loss reserve is established by the management of MRB. Employers Mutual rarely records additional case loss reserves.

Assumed reinsurance losses tend to be reported later than direct losses. This lag is reflected in loss projection factors for assumed reinsurance that tend to be higher than for direct business. The result is that assumed reinsurance IBNR loss reserves as a percentage of total reserves tend to be higher than for direct loss reserves. IBNR loss reserves totaled $91,184,000 and $90,075,000 at December 31, 2011 and 2010, respectively, and accounted for approximately 53 percent and 59 percent, respectively, of the reinsurance segment's total loss and settlement expense reserves. IBNR loss reserves are, by nature, less precise than case loss reserves. A five percent change in IBNR loss reserves at December 31, 2011 would equate to $2,964,000, net of tax, which represents 141.3 percent of the net loss reported for 2011 and 0.8 percent of stockholders' equity.

Following is a summary of the carried loss and settlement expense reserves for the reinsurance segment at December 31, 2011 and 2010.

	December 31, 2011			
Line of business	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Pro rata reinsurance:				
Property and casualty	$ 5,064	$ 765	$ 527	$ 6,356
Property	11,795	11,790	584	24,169
Crop	3,848	59	50	3,957
Casualty	380	4,745	83	5,208
Marine/Aviation	1,006	1,882	75	2,963
Total pro rata reinsurance	22,093	19,241	1,319	42,653
Excess of loss reinsurance:				
Property	28,557	18,297	944	47,798
Casualty	26,172	53,375	2,362	81,909
Surety	627	271	51	949
Total excess of loss reinsurance	55,356	71,943	3,357	130,656
Total reinsurance segment	$ 77,449	$ 91,184	$ 4,676	$ 173,309

	December 31, 2010			
Line of business	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Pro rata reinsurance:				
Property and casualty	$ 2,834	$ 1,128	$ 284	$ 4,246
Property	11,634	11,803	610	24,047
Crop	1,046	114	20	1,180
Casualty	306	4,799	122	5,227
Marine/Aviation	970	1,778	116	2,864
Total pro rata reinsurance	16,790	19,622	1,152	37,564
Excess of loss reinsurance:				
Property	16,448	16,946	790	34,184
Casualty	25,649	53,217	1,623	80,489
Surety	855	290	58	1,203
Total excess of loss reinsurance	42,952	70,453	2,471	115,876
Total reinsurance segment	$ 59,742	$ 90,075	$ 3,623	$ 153,440

As previously noted, the assumptions implicit in the methodologies utilized to establish reserves for the reinsurance segment are stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case loss reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections. The tables below display the impact on the Company's results of operations from (1) a five percent variance in case loss reserve adequacy from the level anticipated in the incurred loss projection factors, (2) a one percent variance in the implicit annual claims inflation rate, (3) a five percent variance in IBNR losses as a percentage of reported incurred losses (due, for example, to changes in mix of business or claims processing procedures) and (4) a five percent variance in the expected loss ratios used with the Bornhuetter-Ferguson method. In other words, under each scenario, future loss and settlement expense payments would be expected to vary from actuarial reserve estimates by the amounts shown below. These variances in future loss and settlement expense payments could occur in one year or over multiple years. Variances in future loss and settlement payments would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. Variances of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. Such variances are considered reasonably likely based on the range of actuarial indications developed during the analysis of the reinsurance segment's carried reserves.

The after-tax impact on the Company's earnings under each scenario is as follows:

	Reinsurance segment					
	MRB			HORAD		
	($ in thousands)					
(1) Five percent variance in case loss reserve adequacy from the level anticipated in the incurred loss projection factors	$ (606)	to	$ 670	$ (3,304)	to	$2,989
(2) One percent variance in the implicit annual claims inflation rate	(1,403)	to	1,172	(3,458)	to	3,129
(3) Five percent variance in IBNR losses from the level anticipated in the loss projection factors	(455)	to	455	(2,230)	to	2,230
(4) Five percent variance in the expected loss ratios used with the Bornhuetter-Ferguson method	(429)	to	429	(2,333)	to	2,333

To ensure the accuracy and completeness of the information received from the ceding companies, Employers Mutual's actuarial department reviews the latest five HORAD policy years on a quarterly basis, and all policy years on an annual basis. Any significant unexplained departures from historical reporting patterns are brought to the attention of the reinsurance department's staff, who contacts the ceding company or broker for clarification.

Employers Mutual's actuarial department annually reviews the MRB reserves for reasonableness. These analyses use a variety of actuarial techniques, which are applied at a line-of-business level. MRB staff supplies the reserve analysis data, which is verified for accuracy by Employers Mutual's actuaries. This review process is replicated by certain other MRB member companies, using actuarial techniques they deem appropriate. Based on these reviews, Employers Mutual and the other MRB member companies have consistently found the MRB reserves to be adequate.

For the HORAD book of business, paid and incurred loss development patterns for relatively short-tail lines of business (property and marine) are based on data reported by the ceding companies. Employers Mutual has determined that there is sufficient volume and stability in the reported losses to base projections of ultimate losses on these patterns. For longer tail lines of business (casualty), industry incurred development patterns are referenced due to the instability of the development patterns based on reported historical losses.

For long-tail lines of business, unreliable estimates of unreported losses can result from the application of loss projection factors to reported losses. To some extent, this is also true for short-tail lines of business in the early stages of a policy year's development. Therefore, in addition to loss-based projections, Employers Mutual generates estimates of unreported losses based on premiums earned. The latter estimates are sometimes more stable and reliable than projections based on losses.

Disputes with ceding companies do not occur often. Employers Mutual performs claims audits and encourages prompt reporting of reinsurance claims. Employers Mutual also reviews claim reports for accuracy, completeness and adequate reserving. Most reinsurance contracts contain arbitration clauses to resolve disputes, but such disputes are generally resolved without arbitration due to the long-term and ongoing relationships that exist with those companies. There were no matters in dispute at December 31, 2011.

Toxic tort (primarily asbestos), environmental and other uncertain exposures (property and casualty insurance segment and reinsurance segment)

Toxic tort claims include those where the claimant seeks compensation for harm allegedly caused by exposure to a toxic substance or a substance that increases the risk of contracting a serious disease, such as cancer. Typically the injury is caused by latent effects of direct or indirect exposure to a substance or combination of substances through absorption, contact, ingestion, inhalation, implantation or injection. Examples of toxic tort claims include injuries arising out of exposure to asbestos, silica, mold, drugs, carbon monoxide, chemicals and lead.

Since 1989, the pool participants have included an asbestos exclusion in liability policies issued for most lines of business. The exclusion prohibits liability coverage for "bodily injury", "personal injury" or "property damage" (including any associated clean-up obligations) arising out of the installation, existence, removal or disposal of asbestos or any substance containing asbestos fibers. Therefore, the pool participants' current asbestos exposures are primarily limited to commercial policies issued prior to 1989. At present, the pool participants are defending approximately 1,180 asbestos bodily injury lawsuits, some of which involve multiple plaintiffs. Seven former policyholders and one current policyholder dominate the pool participants' asbestos claims. Most of the lawsuits are subject to express reservation of rights based upon the lack of an injury within the applicable policy periods, because many asbestos lawsuits do not specifically allege dates of asbestos exposure or dates of injury. The pool participants' policyholders named as defendants in these asbestos lawsuits are typically peripheral defendants who have little or no exposure and are routinely dismissed from asbestos litigation with nominal or no payment (i.e., small contractors, insulators, electrical welding suppliers, furnace manufacturers, and gasket and building supply companies).

During 2003, the pool participants were presented with several hundred plaintiff lawsuits filed against three former policyholders representing approximately 66,500 claimants related to exposure to asbestos or products containing asbestos. The vast majority of the 66,500 claims are the result of multi-plaintiff lawsuits. These claims are based upon nonspecific asbestos exposure and nonspecific injuries. As a result, management did not establish a significant amount of case loss reserves for these claims. Several of the multi-plaintiff lawsuits (including the vast majority of those associated with one former policyholder) were dismissed. As of December 31, 2011, approximately 2,250 of the claims remain open. During 2006, the pool participants received notice that another former policyholder was a named defendant in approximately 33,000 claims nationwide. As of December 31, 2011, approximately 4,710 of these claims remain open, though a settlement for these claims has been reached and is awaiting final approval by all parties to the lawsuit.

Prior to 2008, actual losses paid for asbestos-related claims had been minimal due to the plaintiffs' failure to identify an exposure to any asbestos-containing products associated with the pool participants' current and former policyholders. However, paid losses and settlement expenses have increased significantly since 2008 as a result of claims attributed to two former policyholders. One of these former policyholders, a broker of various products, including asbestos, settled a claim for approximately $450,000 (the Company's share) in 2008. Prior to 2008, the asbestos exposure associated with this former policyholder had been thought to be relatively small. At December 31, 2011, five additional claims associated with this former policyholder remain open, though similar exposure on these claims is not anticipated. The other former policyholder, a furnace manufacturer, had multiple claims settle for a total of approximately $991,000 (the Company's share) during the period 2009 through 2011. The asbestos exposure associated with this former policyholder has increased in recent years, and this trend may possibly continue into the future with increased per plaintiff settlements. Settlement expense payments associated with this former policyholder have increased significantly since 2008 and have been the primary driver behind recently implemented reserve increases. The primary cause of this increase in paid settlement expenses is the retention of a National Coordinating Counsel (NCC) in 2008 due to this former policyholder's exposure in numerous jurisdictions. The NCC has provided, and continues to provide, significant services in the areas of document review, discovery, deposition and trial preparation. Approximately 260 asbestos exposure claims associated with this former policyholder remain open. Whenever possible, the pool participants have participated in cost sharing agreements with other insurance companies to reduce overall asbestos claim expenses.

The pool participants are defending approximately 67 claims as a result of lawsuits alleging "silica" exposure in Texas and Mississippi jurisdictions, some of which involve multiple plaintiffs. The plaintiffs allege employment exposure to "airborne respirable silica dust," causing "serious and permanent lung injuries" (i.e., silicosis). Silicosis injuries are identified in the upper lobes of the lungs, while asbestos injuries are localized in the lower lobes.

The plaintiffs in the silicosis lawsuits are sandblasters, gravel and concrete workers, ceramic workers and road construction workers. All of these lawsuits are subject to express reservation of rights based upon the lack of an injury within the applicable policy periods because many silica lawsuits, like asbestos lawsuits, do not specifically allege dates of exposure or dates of injury. The pool participants' policyholders (a refractory product manufacturer, small local concrete and gravel companies and a concrete cutting machine manufacturer) that have been named as defendants in these silica lawsuits have had little or no exposure and are routinely dismissed from silica litigation with nominal or no payment. While the expense of handling these lawsuits is high, it is not proportional to the number of plaintiffs, and is mitigated through cost sharing agreements with other insurance companies.

Since 2004, the pool participants have included a "pneumoconiosis dust" exclusion to their commercial lines liability policies in the majority of jurisdictions where such action was warranted. This exclusion precludes liability coverage due to "mixed dust" pneumoconiosis, pleural plaques, pleural effusion, mesothelioma, lung cancer, emphysema, bronchitis, tuberculosis or pleural thickening, or other pneumoconiosis-related ailments such as arthritis, cancer (other than lung), lupus, heart, kidney or gallbladder disease. "Mixed dust" includes dusts composed of asbestos, silica, fiberglass, coal, cement, or various other elements. It is anticipated that this mixed dust exclusion will further limit the pool participants' exposure in silica claims, and may be broad enough to limit exposure in other dust claims.

The Company's environmental claims are defined as 1) claims for bodily injury, personal injury, property damage, loss of use of property, diminution of property value, etc., allegedly due to contamination of air, and/or contamination of surface soil or surface water, and/or contamination of ground water, aquifers, wells, etc.; or 2) any/all claims for remediation or clean-up of hazardous waste sites by the United States Environmental Protection Agency, or similar state and local environmental or government agencies, usually presented in conjunction with Federal or local clean up statutes (i.e., CERCLA, RCRA, etc.).

Examples include, but are not limited to: chemical waste; hazardous waste treatment, storage and/or disposal facilities; industrial waste disposal facilities; landfills; superfund sites; toxic waste spills; and underground storage tanks. Widespread use of pollution exclusions since 1970 in virtually all lines of business, except personal lines, has resulted in limited exposure to environmental claims. Absolute pollution exclusions have been used since the 1980's; however, the courts in the State of Indiana have ruled that the absolute pollution exclusion is ambiguous.

The Company's current exposures to environmental claims include losses involving petroleum haulers, lead contamination, and soil and groundwater contamination in the State of Indiana. Claims from petroleum haulers are generally caused by overturned commercial vehicles and overfills at commercial and residential properties. Exposures for accident year losses preceding the 1980s include municipality exposures for closed landfills, small commercial businesses involved with disposing waste at landfills, leaking underground storage tanks and contamination from dry cleaning operations. As of December 31, 2011, all Methyl Tertiary Butyl Ether ("MTBE") claims related to the pool participants' policyholders had been dismissed.

During 2009, the Company completed a comprehensive policy search and coverage review, and began defending (pursuant to policies issued 1969-1975) a lawsuit filed against a municipalities' sewerage commission in United States District Court in Wisconsin in 2008. The Company has a joint defense agreement with two other companies but currently retains the majority share. The lawsuit is potentially one of the largest CERCLA actions pending against numerous parties in the United States and seeks in excess of $1.5 billion from the defendants. The Company has established reserves for each of the six years of alleged liability (approximately $600,000 in aggregate as the Company's share) along with associated settlement expenses. While the insured's summary judgment motion was successful, future appeals are possible.

The Company's exposure to asbestos and environmental claims through assumed reinsurance is very limited due to the fact that the Company's reinsurance subsidiary entered into the reinsurance marketplace in the early 1980's, after much attention had already been brought to these issues.

At December 31, 2011, the Company carried asbestos and environmental reserves for direct insurance and assumed reinsurance business totaling $7,672,000, which represents 1.3 percent of total loss and settlement expense reserves. The asbestos and environmental reserves include $2,982,000 of case loss reserves, $2,569,000 of IBNR loss reserves and $2,121,000 of bulk settlement expense reserves. Ceded reinsurance on these reserves totaled $739,000. Loss and settlement expense reserves were increased in 2011 because of deterioration in the implied survival ratio.

The pool participants' non-asbestos direct product liability claims are considered to be highly uncertain exposures due to the many uncertainties inherent in determining the loss, and the significant periods of time that can elapse between the occurrence of the loss and the ultimate settlement of the claim. The majority of the pool participants' product liability claims arise from small to medium-sized manufacturers, contractors, petroleum distributors, and mobile home and auto dealerships. No specific claim trends are evident from the pool participants' manufacturing clients, as the claims activity on these policies is generally isolated and can be severe. Specific product liability coverage is provided to the pool participants' mobile home and auto dealership policyholders, and the claims from these policies tend to be relatively small. Certain construction defect claims are also reported under product liability coverage. During 2011, 38 of these claims were reported to the pool participants.

The Company has exposure to construction defect claims arising from general liability policies issued by the pool participants to contractors. Most of the pool participants' construction defect claims are concentrated in a limited number of states, and the pool participants have taken steps to mitigate this exposure. Construction defect is a highly uncertain exposure due to such issues as whether coverage exists, definition of an occurrence, determination of ultimate damages, and allocation of such damages to financially responsible parties. Newly reported construction defect claims numbered 383, 469 and 415 in 2011, 2010 and 2009, respectively, and produced incurred losses and paid settlement expenses of approximately $2,157,000, $3,276,000 and $2,913,000 in each respective period. Incurred losses and paid settlement expenses on all construction defect claims totaled approximately $3,884,000 in 2011. At December 31, 2011, the Company carried case loss reserves of approximately $5,760,000 on 812 open construction defect claims.

The Company's assumed casualty excess reinsurance business is also considered a highly uncertain exposure due to the significant periods of time that can elapse during the settlement of the underlying claims, and the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. Employers Mutual attempts to account for this uncertainty by establishing bulk IBNR loss reserves, using conservative assumed treaty limits and, to a much lesser extent, booking of individual treaty IBNR loss reserves (if reported by the ceding company) or establishing additional case loss reserves if the reported case loss reserves appear inadequate on an individual claim. While Employers Mutual is predominantly a property reinsurer, it does write casualty excess business oriented mainly towards shorter tail casualty lines of coverage. Employers Mutual avoids reinsuring large company working layer casualty risks, and does not write risks with heavy product liability exposures, risks with obvious latent injury manifestation, medical malpractice, and "for profit" Directors and Officers coverage. A small amount of casualty excess business on large companies is written, but generally on a "clash" basis only (layers above the limits written for any individual policyholder).

Following is a summary of loss and settlement expense reserves and payments associated with asbestos, environmental, products liability and casualty excess reinsurance exposures for 2011, 2010 and 2009:

	Property and casualty insurance segment			Reinsurance segment		
($ in thousands)	Case	IBNR	Settlement expense	Case	IBNR	Settlement expense
Reserves at 12/31/11						
Asbestos	$ 2,584	$ 872	$ 1,933	$ 113	$ 372	$ -
Environmental	219	663	188	66	662	-
Products[1]	5,133	4,938	4,589	-	-	-
Casualty excess[2]	-	-	-	24,141	53,376	2,259
Reserves at 12/31/10						
Asbestos	$ 2,483	$ 1,000	$ 2,380	$ 156	$ 382	$ -
Environmental	125	668	128	64	656	-
Products[1]	5,532	4,759	6,209	-	-	-
Casualty excess[2]	-	-	-	23,715	53,217	1,575
Reserves at 12/31/09						
Asbestos	$ 1,796	$ 2,128	$ 201	$ 144	$ 429	$ -
Environmental	146	679	282	63	659	-
Products[1]	6,098	4,990	6,141	-	-	-
Casualty excess[2]	-	-	-	21,453	54,478	1,431
Paid during 2011						
Asbestos	$ 299		$ 802	$ 51		$ 2
Environmental	6		95	-		(8)
Products[1]	1,524		2,107	-		-
Casualty excess[2]	-		-	7,440		1,379
Paid during 2010						
Asbestos	$ 461		$ 1,022	$ 34		$ 1
Environmental	17		179	-		-
Products[1]	2,564		2,124	-		-
Casualty excess[2]	-		-	5,040		1,107
Paid during 2009						
Asbestos	$ 323		$ 921	$ 8		$ -
Environmental	30		213	-		-
Products[1]	1,898		2,302	-		-
Casualty excess[2]	-		-	7,317		1,149

[1] Products includes the portion of asbestos and environmental claims reported that are non-premises/operations claims.
[2] Casualty excess includes the asbestos and environmental claims reported above.

Following is a summary of the claim activity associated with asbestos, environmental and products liability exposures for 2011, 2010 and 2009:

	Asbestos	Environmental	Products
Open claims, 12/31/11	8,854	7	104
Reported in 2011	213	3	411
Disposed of in 2011	696	-	406
Open claims, 12/31/10	9,337	4	99
Reported in 2010	207	1	387
Disposed of in 2010	24,347	2	1,407
Open claims, 12/31/09	33,477	5	1,119
Reported in 2009	3,149	-	399
Disposed of in 2009	1,317	2	374

Variability of loss and settlement expense reserves

The Company does not determine a range of estimates for all components of the loss and settlement expense reserve at the time the reserves are established. During each quarter, however, an actuarially determined range of estimates is developed for the major components of the loss and settlement expense reserves as of the preceding quarter-end. All reserves are reviewed with the exception of reserves for involuntary workers' compensation pools, which are set by the National Council on Compensation Insurance (NCCI) and are assumed to be adequate (the impact of potential variability of this segment on overall reserve adequacy is considered immaterial). Shown below are the actuarially determined ranges of reserve estimates as of December 31, 2011 along with the statutory-basis carried reserves, which are displayed net of ceded reinsurance. The GAAP-basis loss and settlement expense reserves contained in the Company's financial statements are reported gross of ceded reinsurance and contain a small number of adjustments from the statutory-basis amounts presented here. The last two columns display the estimated after-tax impact on earnings if the reserves were moved to the high end-point or low end-point of the ranges.

	Range of reserve estimates			After-tax impact on earnings	
($ in thousands)	High	Low	Carried	Reserves at high	Reserves at low
Property and casualty insurance segment	$ 399,105	$ 349,817	$ 391,964	$ (4,642)	$ 27,396
Reinsurance segment	167,103	137,693	166,743	(234)	18,883
	$ 566,208	$ 487,510	$ 558,707	$ (4,876)	$ 46,279

For the property and casualty insurance segment, total carried reserves for direct business equal the individual case loss reserves established primarily by the claims adjusters in the sixteen branch offices, with assistance of the home office claims department, plus bulk case loss reserves, IBNR loss reserves and settlement expense reserves established by home office management. The precise location of total carried reserves within the actuarial range is unknown at the time the reserves are established because the actuarial evaluation of reserve adequacy is conducted after the establishment of the reserves.

Changes in loss and settlement expense reserve estimates of prior periods

Loss and settlement expense reserves are estimates at a given time of what an insurer expects to pay on incurred losses, based on facts and circumstances then known. During the loss settlement period, which may be many years, additional facts regarding individual claims become known, and accordingly, it often becomes necessary to refine and adjust the estimates of liability. Such changes in the reserves for losses and settlement expenses are reflected in operating results in the year such changes are recorded.

For a detailed discussion of the development experienced on prior accident years' reserves during the past three years, see the discussion entitled "Loss and Settlement Expense Reserves" under the "Narrative Description of Business" heading in the Business Section under Part I, Item I of this Form 10-K.

Investments

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

Level 3 - Prices or valuation techniques that require significant unobservable inputs because observable inputs are not available. The unobservable inputs may reflect the Company's own judgments about the assumptions that market participants would use.

The Company uses an independent pricing source to obtain the estimated fair value of a majority of its securities, subject to an internal validation. The fair value is based on quoted market prices, where available. This is typically the case for equity securities and short-term investments, which are accordingly classified as Level 1 fair value measurements. In cases where quoted market prices are not available, fair value is based on a variety of valuation techniques depending on the type of security. Fixed maturity securities in the Company's portfolio may not trade on a daily basis; however, observable inputs are utilized in their valuations, and these securities are therefore classified as Level 2 fair value measurements. Following is a brief description of the various pricing techniques used by the independent pricing source for different asset classes.

- U.S. Treasury securities (including bonds, notes, and bills) are priced according to a number of live data sources, including active market makers and inter-dealer brokers. Prices from these sources are reviewed based on the sources' historical accuracy for individual issues and maturity ranges.
- U.S. government-sponsored agencies and corporate securities (including fixed-rate corporate bonds and medium-term notes) are priced by determining a bullet (non-call) spread scale for each issuer for maturities going out to forty years. These spreads represent credit risk and are obtained from the new issue market, secondary trading, and dealer quotes. An option adjusted spread model is incorporated to adjust spreads of issues that have early redemption features. The final spread is then added to the U.S. Treasury curve.

- Obligations of states and political subdivisions are priced by tracking and analyzing actively quoted issues and trades reported by the Municipal Securities Rulemaking Board (MSRB), material event notices and Municipal Market Data (MMD) benchmark yields. Municipal bonds with similar characteristics are grouped together into market sectors, and internal yield curves are constructed daily for these sectors. Individual bond evaluations are extrapolated from these sectors, with the ability to make individual spread adjustments for attributes such as discounts, premiums, alternative minimum tax, and/or whether or not the bond is callable.
- Mortgage-backed securities are first reviewed for the appropriate pricing speed, spread, yield and volatility. The securities are priced with models using spreads and other information solicited from Wall Street buy- and sell-side sources, including primary and secondary dealers, portfolio managers, and research analysts. To determine a tranche's price, first the benchmark yield is determined and adjusted for collateral performance, tranche level attributes and market conditions. Then the cash flow for each tranche is generated (using consensus prepayment speed assumptions including, as appropriate, a prepayment projection based on historical statistics of the underlying collateral). The tranche-level yield is used to discount the cash flows and generate the price. Depending on the characteristics of the tranche, a volatility-driven, multi-dimensional single cash flow stream model or an option-adjusted spread model may be used. When cash flows or other security structure or market information is not available, broker quotes may be used.

On a quarterly basis, the Company receives from its independent pricing service a list of fixed maturity securities, if any, that were priced solely from broker quotes. For these securities, fair value may be determined using the broker quotes, or by the Company using similar pricing techniques as the Company's independent pricing service. Depending on the level of observable inputs, the security is classified as a Level 2 or Level 3 fair value measurement. At December 31, 2011 and 2010, the Company did not hold any fixed maturity securities that were priced solely from broker quotes.

Essentially all securities in the Company's investment portfolios have transparent pricing. All equity securities (with one exception) are traded on national exchanges with observable prices. Fixed maturity securities are typically high quality, liquid issues with daily pricing from the Company's independent pricing source. Prices are validated through a variety of techniques. When performing these validations, the Company uses graduated tolerance levels for determining exceptions. Equity securities and U.S. treasury and government-sponsored agency fixed maturity securities have the highest transparency in pricing, and therefore have the smallest tolerance levels for variance. These are followed by (in order of decreasing transparency/increasing tolerance levels) mortgage-backed, corporate, municipal, and finally high-yield fixed maturity securities. The validations performed include:

1. Comparisons of the prices reported by the independent pricing source to daily runs of offerings and bids from several brokers for a sample of securities.

2. Comparison of the prices reported by the independent pricing source to prices realized from the Company's own purchase and sale transactions.

3. Comparison of the prices reported by the independent pricing source to prices from the Company's investment custodian. It should be noted that the independent pricing source used by the Company is often the same source used by the Company's investment custodian (except for municipal fixed maturity securities), thus limiting the confidence gained from this validation technique.

Rarely are the independent pricing source's prices outside of tolerance levels. This is most likely to occur in less frequently traded municipal fixed maturity securities, where the price reported by the independent pricing source may have become stale due to a lack of recent trading activity. If it is believed that the price reported by the independent pricing source does not reflect the quality, maturity, optionality and liquidity characteristics of the fixed maturity security, alternative pricing sources are examined, including Bloomberg matrix pricing, regression pricing, and broker runs for offering prices of similar securities. A judgment is then made as to what price best reflects the characteristics of the security, and if the result is materially different than the fair value reported by the independent pricing source for that security, then management's judgment of the fair value is used in the financial statements.

Investment Impairments

The Company regularly monitors its investments which have a fair value that is less than the carrying value for indications of "other-than-temporary" impairment. Several factors are used to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to (1) the security's value and performance in the context of the overall markets, (2) length of time and extent the security's fair value has been below carrying value, (3) key corporate events, and (4) for equity securities, the ability and intent to hold the security until recovery to its cost basis.

The evaluation of an impaired fixed maturity security includes an assessment of whether the Company has the intent to sell the security, and whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. In addition, if the present value of cash flows expected to be collected is less than the amortized cost of the security, a credit loss is deemed to exist and the security is considered "other-than-temporarily" impaired. The portion of the impairment related to a credit loss is recognized through earnings, and the portion of the impairment related to other factors, if any, is recognized through "other comprehensive income".

When an equity security is deemed to be "other-than-temporarily" impaired, the carrying value is reduced to fair value and a realized loss is recognized through earnings.

Deferred policy acquisition costs and related amortization

Acquisition costs, consisting of commissions, premium taxes and other underwriting expenses that are deemed related to the production of business, are deferred and amortized to expense as premium revenue is recognized. Deferred policy acquisition costs and related amortization are calculated separately for the property and casualty insurance segment and the reinsurance segment. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to the estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned. Deferred policy acquisition costs were not subject to limitation at December 31, 2011, and management does not anticipate that any limitation will occur in 2012 due to the current level of rate adequacy in both the insurance and reinsurance marketplaces.

Updated guidance from the Financial Accounting Standards Board (FASB), effective January 1, 2012, clarifies which costs associated with the acquisition of insurance contracts should be capitalized and deferred for recognition during the coverage period. This new guidance specifies that only incremental costs or costs directly related to the successful acquisition of new or renewal insurance contracts are to be capitalized as a deferred acquisition cost. Adoption of this guidance will have an impact on the consolidated financial position and operating results of the Company since certain costs associated with contract acquisition that are currently deferred do not meet the criteria for deferral under this new guidance. This guidance will be adopted retrospectively by the Company, and will result in a decline in consolidated stockholders' equity of approximately $6,400,000, net of tax, as of December 31, 2011.

Deferred income taxes

The realization of the deferred income tax asset is based upon projections indicating that a sufficient amount of future taxable income will be earned to utilize the tax deductions that will reverse in the future. These projections are based on the Company's history of producing significant amounts of taxable income, the current premium rate environment for both the property and casualty insurance segment and the reinsurance segment, and expense control initiatives that have been implemented in recent years. In addition, management has formulated tax-planning strategies that could be implemented to generate taxable income if needed. Should the projected taxable income and tax planning strategies not provide sufficient taxable income to recover the deferred tax asset, a valuation allowance would be required.

Benefit Plans

Employers Mutual sponsors two defined benefit pension plans (a qualified plan and a non-qualified supplemental plan) and two postretirement benefit plans that provide retiree healthcare and life insurance coverage. Although the Company has no employees of its own, it is responsible for its share of the expenses and related prepaid assets and liabilities of these plans, as determined under the terms of the pooling agreement and the cost allocation methodologies applicable to its subsidiaries that do not participate in the pooling agreement.

The net periodic pension and postretirement benefit costs, as well as the prepaid assets and liabilities of these plans, are determined by actuarial valuations. Inherent in these valuations are key assumptions regarding the discount rate, the expected long-term rate of return on plan assets, the rate of future compensation increases (pension plans only), and the health care cost trend rate (healthcare postretirement plan only). The assumptions used in the actuarial valuations are updated annually. Material changes in the net periodic pension and postretirement benefit costs may occur in the future due to changes in these assumptions or changes in other factors, such as the number of plan participants, the level of benefits provided, asset values and applicable legislation or regulations.

The discount rate utilized in the valuations is based on an analysis of the total rate of return that could be generated by a hypothetical portfolio of high-quality bonds created to generate cash flows that match the plans' expected benefit payments. No callable bonds are used in this analysis and the discount rate produced by this analysis is compared to interest rates of applicable published indices for reasonableness. The discount rates used in the pension benefit obligation valuations at December 31, 2011, 2010 and 2009 were 4.13 percent, 5.00 percent and 5.75 percent, respectively. The discount rates used in the postretirement benefit obligation valuations at December 31, 2011, 2010 and 2009 were 4.59 percent, 5.50 percent and 6.00 percent, respectively. The discount rates used in the pension and postretirement benefit obligation valuations are also used in the calculation of the net periodic benefit costs for the subsequent year. A 0.25 percentage point decrease in the discount rates used in the 2011 valuations would increase the Company's net periodic pension and postretirement benefit costs for 2012 by approximately $135,000. Conversely, a 0.25 percentage point increase in the 2011 discount rates would decrease the Company's net periodic pension and postretirement benefit costs for 2012 by approximately $130,000.

The expected long-term rate of return on plan assets is developed considering actual historical results, current and expected market conditions, the mix of plan assets and investment strategy. The expected long-term rate of return on plan assets produced by this analysis and used in the calculation of the net periodic pension benefit costs for the years ended December 31, 2011 and 2010 was 7.50 percent. The expected long-term rate of return on plan assets used in the calculation of the net periodic postretirement benefit costs for the years ended December 31, 2011 and 2010 was 6.25 percent and 6.75 percent, respectively. The expected rate of return on plan assets to be used in the calculation of the 2012 net periodic benefit costs for the pension and postretirement benefit plans will be 7.25 percent and 6.25 percent, respectively. The actual rate of return earned on plan assets during 2011 was approximately negative 2 percent for the pension plan and negative 1 percent for the postretirement benefit plans. The expected long-term rate of return assumption is subject to the general movement of the economy, but is generally less volatile than the discount rate assumption. A decrease in the expected long-term rate of return assumption increases future expenses, whereas an increase in the assumption reduces future expenses. A 0.25 percentage point change in the expected long-term rate of return assumption for 2012 would change the Company's net periodic pension and postretirement benefit costs by approximately $193,000. For detailed information regarding the current allocation of assets within the pension and postretirement benefit plans, see note 12 of Notes to Consolidated Financial Statements under Part II, Item 8 of this Form 10-K.

The health care cost trend rate assumption represents the anticipated change in the cost of health care benefits due to factors outside of the plan. These factors include health care inflation, changes in health care utilization and delivery patterns, technological advances, and the overall health of the plan participants. The health care cost trend rate assumption is based on published information and general economic conditions. The health care cost trend rate assumption for 2011 was 8.0 percent, and is assumed to decrease gradually to 5 percent in 2024 and remain at that level thereafter. In 2010 and 2009 the assumptions were 8.5 percent and 9.0 percent, respectively, both declining gradually to 5 percent in 2018 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would increase the Company's net periodic postretirement benefit cost for 2012 by approximately $580,000. Conversely, a one percentage point decrease in the assumed health care cost trend rate would decrease the Company's net periodic postretirement benefit cost for 2012 by approximately $459,000.

In accordance with GAAP, actuarial gains/losses contained in the valuations that result from (1) actual experience that differs from that assumed, or (2) a change in actuarial assumptions, is accumulated and, if in excess of a specified corridor, amortized to expense over future periods. As of December 31, 2011, all of the benefit plans had accumulated actuarial losses in excess of the corridor that will be partially amortized into expense in 2012. The Company's share of the accumulated actuarial losses that will be amortized into expense during 2012 amounts to $3,204,000. Prior service costs/credits for plan amendments are also contained in the valuations, and are amortized into expense/income over the future service periods of the participants. As of December 31, 2011, the postretirement benefit plans have prior service credits that are being amortized into income in future periods, while the qualified defined benefit pension plan has prior service costs that are being amortized into expense in future periods. The net amount of prior service credit being amortized into income during 2012 is $530,000.

In accordance with GAAP, the funded status of defined benefit pension or other postretirement plans is recognized as an asset or liability on the balance sheet. Changes in the funded status of the plans are recognized through other comprehensive income.

RESULTS OF OPERATIONS

Segment information and consolidated net income for the three years ended December 31, 2011 are as follows:

	Year ended December 31,		
($ in thousands)	2011	2010	2009
Property and casualty insurance			
Premiums earned	$ 321,649	$ 305,647	$ 308,079
Losses and settlement expenses	251,449	208,114	199,124
Acquisition and other expenses	115,744	116,496	119,342
Underwriting loss	$ (45,544)	$ (18,963)	$ (10,387)
Loss and settlement expense ratio	78.2%	68.1%	64.6%
Acquisition expense ratio	36.0%	38.1%	38.8%
Combined ratio	114.2%	106.2%	103.4%
Losses and settlement expenses:			
Insured events of current year	$ 271,612	$ 236,840	$ 233,765
Decrease in provision for insured events of prior years	(20,163)	(28,726)	(34,641)
Total losses and settlement expenses	$ 251,449	$ 208,114	$ 199,124
Catastrophe and storm losses	$ 52,448	$ 33,062	$ 27,899

($ in thousands)	Year ended December 31, 2011	2010	2009
Reinsurance			
Premiums earned	$ 94,753	$ 83,475	$ 75,932
Losses and settlement expenses	91,525	46,527	49,625
Acquisition and other expenses	20,361	27,040	16,758
Underwriting profit (loss)	$ (17,133)	$ 9,908	$ 9,549
Loss and settlement expense ratio	96.6%	55.7%	65.4%
Acquisition expense ratio	21.5%	32.4%	22.0%
Combined ratio	118.1%	88.1%	87.4%
Losses and settlement expenses:			
Insured events of current year	$ 104,461	$ 68,550	$ 63,606
Decrease in provision for insured events of prior years	(12,936)	(22,023)	(13,981)
Total losses and settlement expenses	$ 91,525	$ 46,527	$ 49,625
Catastrophe and storm losses	$ 27,883	$ 9,082	$ 3,566

($ in thousands)	Year ended December 31, 2011	2010	2009
Consolidated			
REVENUES			
Premiums earned	$ 416,402	$ 389,122	$ 384,011
Net investment income	46,111	49,489	47,759
Realized investment gains	9,303	3,869	17,922
Other income	828	783	755
	472,644	443,263	450,447
LOSSES AND EXPENSES			
Losses and settlement expenses	342,974	254,641	248,749
Acquisition and other expenses	136,105	143,536	136,100
Interest expense	900	900	900
Other expense	2,673	1,741	2,173
	482,652	400,818	387,922
Income (loss) before income tax expense (benefit)	(10,008)	42,445	62,525
Income tax expense (benefit)	(7,910)	11,099	17,154
Net income (loss)	$ (2,098)	$ 31,346	$ 45,371
Net income (loss) per share	$ (0.16)	$ 2.40	$ 3.44
Loss and settlement expense ratio	82.4%	65.4%	64.8%
Acquisition expense ratio	32.7%	36.9%	35.4%
Combined ratio	115.1%	102.3%	100.2%
Losses and settlement expenses:			
Insured events of current year	$ 376,073	$ 305,390	$ 297,371
Decrease in provision for insured events of prior years	(33,099)	(50,749)	(48,622)
Total losses and settlement expenses	$ 342,974	$ 254,641	$ 248,749
Catastrophe and storm losses	$ 80,331	$ 42,144	$ 31,465

Year ended December 31, 2011 compared to year ended December 31, 2010

The Company had a net loss of $2,098,000 ($0.16 per share) in 2011, compared to net income of $31,346,000 ($2.40 per share) in 2010. The net loss of 2011 is primarily attributed to an unprecedented amount of catastrophe losses, as well as a significant decline in investment income. 2011 marked the fourth consecutive year of above average catastrophe losses for the Company. While this is not unprecedented, having most recently occurred during the period 1998 through 2001, it is also not common. What is unusual about this current period of above-average catastrophe losses is the fact that the Company has experienced record levels of catastrophe losses in two of the four years. This is due to the fact that during the past four years, tornados and hail storms have tended to hit more densely populated areas with larger concentrations of exposures, resulting in much higher levels of insured losses. Historically, similar periods of increased storm activity have been associated with cyclical weather patterns, and high catastrophe loss years such as 2011 have not necessarily been indicative of the future. Nonetheless, the current active weather cycle accentuates the need for appropriate reinsurance coverage, and reinforces management's ongoing attention to property exposure concentrations.

Premium income

Premiums earned increased 7.0 percent to $416,402,000 in 2011 from $389,122,000 in 2010. Premium rate levels for the property and casualty insurance segment have risen slightly during 2011, and are beginning to show an upward trend. Moderate rate increases continue to be implemented in the personal lines of business, most notably in personal property exposures. The commercial lines of business remain very competitive; however, for the first time in six years, small rate increases are now being obtained on most accounts and lines of business. The unusually severe weather experienced during 2011 is not expected to have a significant impact on commercial lines rate levels in 2012; however, rate levels are expected to continue to improve steadily throughout the year and into 2013.

Premiums earned for the property and casualty insurance segment increased 5.2 percent to $321,649,000 in 2011 from $305,647,000 in 2010. This growth is primarily attributed to an increase in policy retention, rate and exposure increases and, to a lesser extent, an increase in policy counts in both the commercial and personal lines of business. Premium income for both 2011 and 2010 was negatively impacted by return premiums resulting from audits of policyholders' insured exposures; however, the amount of premiums returned in 2011 was much less than the amount returned in 2010. Premium income for 2011 was also negatively impacted by $964,000 of additional premiums ceded to outside reinsurance companies to reinstate the property and casualty insurance segment's share of the pool's catastrophe reinsurance protection as a result of the severe tornado losses in the second quarter. Renewal business premium increased approximately seven percent during 2011 compared to 2010; however, new business premium was down slightly. The overall policy retention rate increased to approximately 88 percent from 86 percent in 2010. Premium rates continued to improve in the personal lines of business during 2011, but the commercial lines of business, which account for more than 80 percent of the property and casualty insurance segment's premium income, remained very competitive. While the overall rate level of the commercial lines of business remained relatively steady during 2011, the pool participants were able to begin implementing some small rate increases for the first time since 2005.

Premiums earned for the reinsurance segment increased 13.5 percent to $94,753,000 in 2011 from $83,475,000 in 2010. This increase is primarily attributed to increased participation in the MRB pool (from an approximate one-fifth share in 2010 to a one-fourth share in 2011), an increase in facility business (includes reinsurance business from small to mid-size insurance companies, and new property business in central and eastern Europe) and an increase in reinstatement premium income. The reinsurance segment benefited from a small decline in the cost of the excess of loss reinsurance protection provided by Employers Mutual (from 10.5 percent in 2010 to 10.0 percent in 2011); however, this benefit was offset by additional reinsurance premiums paid to Employers Mutual to provide reinsurance protection on the direct reinsurance business written outside the quota share agreement. Due to the mild 2010 hurricane season and a recovery in the reinsurance industry's capital level, premium rate levels declined slightly during the January 1, 2011 renewal season. However, the market subsequently trended higher due to the number of severe catastrophic events that occurred in 2011 (including the Japan earthquake and tsunami, and the unprecedented number of severe tornadoes in the United States during the second quarter), and this improved pricing continued through the January 1, 2012 renewal season.

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when coverage is reinstated after a loss event; however, the cap on losses assumed per event contained in the excess of loss agreement is automatically reinstated without cost to the reinsurance subsidiary. The reinsurance subsidiary recognized approximately $3,139,000 of reinstatement premium income during 2011 (net amount after 10 percent was ceded back to Employers Mutual under the terms of the excess of loss agreement).

Effective January 1, 2011, Country Mutual Insurance Company (Country Mutual) discontinued its participation in the MRB pool. As a result, Employers Mutual became a one-fourth participant in the MRB pool, up from its previous approximate one-fifth participation. In connection with Employers Mutual's increased participation in the MRB pool, the reinsurance subsidiary recorded a $1,023,000 portfolio adjustment increase in written premiums in the first quarter of 2011 that offset a corresponding increase in unearned premium. The reinsurance subsidiary ceded ten percent of this amount ($102,000) to Employers Mutual for the cost of the excess of loss reinsurance protection and recognized $399,000 of commission allowance to compensate Country Mutual for the acquisition costs incurred to generate this business.

Losses and settlement expenses

Losses and settlement expenses increased 34.7 percent to $342,974,000 in 2011 from $254,641,000 in 2010, and the loss and settlement expense ratio increased to 82.4 percent in 2011 from 65.4 percent in 2010. The ratio for 2010 reflects a reduction of 1.6 percentage points associated with the reclassification of $6,065,000 from IBNR reserves to contingent commission reserves in the reinsurance segment. The large increase in the 2011 loss and settlement expense ratio is primarily attributed to a record amount of catastrophe losses, which totaled $80,331,000 ($4.04 per share after tax), compared to $42,144,000 ($2.10 per share after tax) in 2010. Catastrophe losses accounted for 19.3 percentage points of the loss and settlement expense ratio in 2011, which is significantly higher than the 10.8 percentage points reflected in the 2010 ratio, and the 10-year (2001 through 2010) historical average of approximately 8.0 percentage points. The increase in the 2011 loss and settlement expense ratio also reflects a significant decline in the amount of favorable development experienced on prior years' reserves. The actuarial analysis of the Company's carried reserves as of December 31, 2011 indicates that the level of reserve adequacy is consistent with other recent evaluations. From management's perspective, this measure is more relevant to an understanding of the Company's results of operations than the composition of the underwriting results between the current and prior accident years.

The loss and settlement expense ratio for the property and casualty insurance segment increased to 78.2 percent in 2011 from 68.1 percent in 2010. The increase in the 2011 ratio is primarily attributed to a record amount of catastrophe losses, which totaled $52,448,000, compared to $33,062,000 in 2010. Catastrophe losses accounted for 16.3 percentage points of the 2011 loss and settlement expense ratio, which is significantly higher than the 10.8 percentage points reflected in the 2010 ratio, and the 10-year (2001 through 2010) historical average of 7.8 percentage points. The property and casualty insurance segment continued to experience favorable development on prior years' reserves during 2011, but the amount was substantially less than the amount reported in 2010. The decline in favorable development is largely attributed to a decline in the amount of favorable development experienced with the final settlement of prior accident years' claims and less favorable IBNR emergence. Development amounts can vary significantly from year to year depending on a number of factors, including the number of claims settled and the settlement terms, and should therefore not be considered a reliable factor in assessing the adequacy of carried reserves.

The loss and settlement expense ratio for the reinsurance segment increased to 96.6 percent in 2011 from 55.7 percent in 2010. The ratio for 2010 reflects a reduction of 7.3 percentage points associated with the reclassification of $6,065,000 from IBNR reserves to contingent commission reserves. The increase in the 2011 ratio is primarily attributed to a significant increase in catastrophe losses and a decline in the amount of favorable development experienced on prior years' reserves (excluding the reclassification of the IBNR reserves). During 2011, the reinsurance subsidiary experienced an unprecedented five events with losses greater than the $3,000,000 retention amount contained in the excess of loss agreement. Total losses from these five events are currently estimated at $31,500,000, with $15,000,000 retained by the reinsurance subsidiary and the remaining $16,500,000 ceded to Employers Mutual. The reinsurance subsidiary continued to experience favorable development on prior years' reserves in 2011. The amount reported for 2010 includes $6,065,000 of favorable development resulting from the previously noted reclassification of IBNR reserves to contingent commissions, which had no impact on operating income. The HORAD book of business (which accounted for almost all of the favorable reserve development) experienced uncharacteristic adverse development on the 2010 catastrophe excess and property pro rata lines of business. The MRB book of business experienced little development in 2011.

Acquisition and other expenses

Acquisition and other expenses decreased 5.2 percent to $136,105,000 in 2011 from $143,536,000 in 2010. The acquisition expense ratio decreased to 32.7 percent in 2011 from 36.9 percent in 2010. The ratio for 2010 reflects an increase of 1.6 percentage points associated with the reclassification of $6,065,000 from IBNR reserves to contingent commission reserves in the reinsurance segment. Excluding this one-time adjustment, the acquisition expense ratio remained fairly steady.

For the property and casualty insurance segment, the acquisition expense ratio decreased to 36.0 percent in 2011 from 38.1 percent in 2010. This decrease is primarily attributed to declines in policyholder dividend expense and agents' contingent commissions, both of which reflect the deterioration in 2011 underwriting results. Growth in premium revenue, coupled with continued careful oversight of general administrative costs, also contributed to the decline in the 2011 ratio.

For the reinsurance segment, the acquisition expense ratio decreased to 21.5 percent in 2011 from 32.4 percent in 2010. The ratio for 2010 reflects an increase of 7.3 percentage points associated with the reclassification of $6,065,000 from IBNR reserves to contingent commission reserves. Excluding this one-time adjustment, the decrease in the 2011 ratio is primarily attributed to a decline in contingent commissions on the MRB book of business, as well as the growth in premium revenue. Partially offsetting the decline in contingent commissions was $399,000 of commission expense recorded in conjunction with Country Mutual's withdrawal from the MRB pool. However, a portion of these commissions were capitalized as part of the deferred policy acquisition cost asset (to be expensed as the related premiums are earned), resulting in an immediate expense recognition of approximately $194,000 during the first quarter of 2011.

Investment results

Net investment income decreased 6.8 percent to $46,111,000 in 2011 from $49,489,000 in 2010. This decrease is primarily attributed to the low interest rate environment that has existed for the past several years. During this time period, available cash flow has been invested in fixed maturity securities with progressively lower yields, resulting in a persistent decline in the annualized yield of the fixed maturity portfolio. The average coupon on the fixed maturity portfolio has declined to 4.64 percent at December 31, 2011, compared to 4.98 percent and 5.27 percent at December 31, 2010 and 2009, respectively. Also contributing to the decline in investment income is a decrease in the par value of the fixed maturity portfolio, which resulted from claim payments associated with the record catastrophe losses experienced during 2011. The effective duration of the Company's fixed maturity portfolio was 4.65 years at December 31, 2011, compared to 5.75 years at December 31, 2010. The Company's equity portfolio returned 4.46 percent during 2011, compared to 2.11 percent for the S&P 500. Due to the factors described above, investment income is currently projected to decline again in 2012; however, the decline is expected to be less than the decline experienced in 2011.

The Company reported a net realized investment gain of $9,303,000 in 2011 compared to $3,869,000 in 2010. The large amount of realized investment gain for 2011 resulted from first quarter activity in the equity portfolio, when market prices were at elevated levels. "Other-than-temporary" impairment losses totaled $5,960,000 during 2011 compared to $2,384,000 in 2010. The impairment losses in 2011 were recognized on four residential mortgage-backed securities (all resulting from an intent to sell) and 36 equity securities, while the impairment losses in 2010 were recognized on two residential mortgage-backed securities ($121,000 associated with credit loss on one security, and $83,000 associated with management's intent to sell another security) and 23 equity securities.

Other expense

Other expense increased 53.5 percent to $2,673,000 in 2011 from $1,741,000 in 2010. This increase is attributed to changes in the amount of foreign currency exchange gains and losses recognized on the reinsurance segment's foreign currency denominated reinsurance business. During 2011, the reinsurance segment had a foreign currency exchange loss of $592,000, compared to a foreign currency exchange gain of $346,000 in 2010.

Income tax

The Company had an income tax benefit of $7,910,000 in 2011 compared to income tax expense of $11,099,000 in 2010. The effective tax rate for 2011 was 79.0 percent compared to 26.1 percent in 2010. Note that the 2011 effective tax rate is based on tax benefits relative to pre-tax losses, thus an effective tax rate larger than the United States federal corporate tax rate of 35 percent is indicative of a favorable or "low" effective tax rate. The "low" effective tax rate for 2011 primarily reflects a small amount of pre-tax loss relative to the amount of tax-exempt interest income earned. The effective tax rate for 2010 was elevated by 1.9 percentage points due to the impact of tax law changes signed into law during the first quarter of 2010 in connection with the passage of the Patient Protection and Affordable Care Act (H.R. 3590) and the follow-up Health Care and Education Reconciliation Act of 2010 (H.R. 4872) (the "Acts"). In accordance with these Acts, beginning in 2013 the Company will no longer be able to claim a tax deduction for drug expenses that are reimbursed under the Medicare Part D retiree drug subsidy program. Although this tax change does not take effect until 2013, the Company was required to recognize the financial impact of the change beginning in the period in which the Acts were signed. As a result of the Acts, the Company recognized a decrease in its deferred tax asset of $794,000 during the first quarter of 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

The Company reported net income of $31,346,000 and $45,371,000 ($2.40 and $3.44 per share) in 2010 and 2009, respectively. The decline in net income was primarily attributed to a decrease in realized investment gains and a decline in the property and casualty insurance segment's underwriting results. The realized investment gains for 2009 included a $22,474,000 ($14,608,000 net of tax) gain recognized from the sale of the Company's holdings of Verisk Analytics, Inc. common stock. The decline in the property and casualty insurance segment's underwriting results was primarily attributed to an increase in catastrophe and storm losses and a decline in the amount of favorable development experienced on prior years' reserves. Storm losses increased 33.9 percent in 2010 due to active weather patterns in the Midwest and Eastern sections of the country. Net income did, however, benefit from a decline in the amount of "other-than-temporary" investment impairment losses recognized compared to 2009.

Premium income

Premiums earned increased 1.3 percent to $389,122,000 in 2010 from $384,011,000 in 2009. The reinsurance segment was able to increase premium income through the addition of several new reinsurance contracts and increased participation on existing reinsurance business; however, this increase was partially offset by a decline in premium income in the property and casualty insurance segment. While premium rate levels for the property and casualty insurance segment stabilized during 2009, the use of discretionary rate credits increased, keeping overall premium rate levels flat to slightly lower. Competition remained very strong in the commercial lines of business; however, moderate rate increases were implemented in personal lines during the past several years. Management continued to implement commercial lines rate increases where warranted, but overall rate levels were not expected to improve until the economy recovers, which was projected to occur in 2012. Pricing in the reinsurance marketplace was essentially flat during the year, and was expected to remain flat in 2011.

Premiums earned for the property and casualty insurance segment decreased 0.8 percent to $305,647,000 in 2010 from $308,079,000 in 2009, primarily as a result of a decline in earned premium rate levels resulting from rate decreases implemented in 2008 and 2009. Premium rates improved somewhat in the personal lines of business, but the commercial lines of business, which accounted for more than 80 percent of the property and casualty insurance segment's premiums, remained very competitive. Filed rates for 2010 were up 0.9 percent; however, these increases were more than offset by increased use of discretionary credits. Overall, the industry continued to report average rate declines of three to five percent in commercial lines of business, depending on policy size and line of business; however, the Company's average rate decline for commercial lines was relatively steady at approximately 1.1 percent. Rate competition in the commercial lines of business was being driven, at least in part, by the weak economy. Most companies were content to retain their good business at current pricing levels and wait for the economy to improve. As a result, management expected the current level of rate competition to continue through 2011 and probably into 2012. New business premium increased approximately two percent during 2010 and accounted for approximately 17 percent of net written premiums; however, the increase in premium income from this new business was largely offset by a decline in premium income associated with prior years' rate reductions and policies not retained. Policy retention rates remained relatively stable at approximately 86 percent, though the personal lines retention rate was somewhat lower due to management's decision in 2009 to exit personal lines business in certain regions of the country. Policy counts increased slightly in both the commercial and personal lines of business during 2010.

Premiums earned for the reinsurance segment increased 9.9 percent to $83,475,000 in 2010 from $75,932,000 in 2009. This increase was primarily associated with the addition of new facility business during 2010 (includes facultative and property and casualty reinsurance business from small to mid-size insurance companies), as well as new property business in central and eastern Europe. Due to the mild 2009 and 2010 hurricane seasons and a recovery in the reinsurance industry's capital level, premium rate levels were generally flat in 2010, and declined slightly during the January 1, 2011 renewal season.

Losses and settlement expenses

Losses and settlement expenses increased 2.4 percent to $254,641,000 in 2010 from $248,749,000 in 2009, and the loss and settlement expense ratio increased to 65.4 percent in 2010 from 64.8 percent in 2009. The property and casualty insurance segment reported an increase in its loss and settlement expense ratio, primarily from higher catastrophe and storm losses and a decline in the amount of favorable development experienced on prior years' reserves. However, much of the increase in the property and casualty insurance segment's loss and settlement expense ratio was offset by a large decline in the reinsurance segment's loss and settlement expense ratio. The decline in the reinsurance segment's ratio was largely attributed to a reclassification by MRB of $6,065,000 from IBNR reserves to contingent commission reserves. The actuarial analysis of the Company's carried reserves as of December 31, 2010 indicated that the level of reserve adequacy was consistent with other recent evaluations. From management's perspective, this measure was more relevant to an understanding of the Company's results of operations than the composition of the underwriting results between the current and prior accident years.

The loss and settlement expense ratio for the property and casualty insurance segment increased to 68.1 percent in 2010 from 64.6 percent in 2009. Catastrophe and storm losses were well above average in both 2010 and 2009, adding 10.8 and 9.1 percentage points, respectively, to the loss and settlement expense ratios. The high level of storm activity experienced during 2010 was largely from the Midwest and Eastern sections of the country. Favorable development on prior years' reserves declined in 2010, with the decline primarily driven by a relatively large amount of favorable development experienced in 2009 on the record amount of catastrophe and storm losses reported in 2008, and the strengthening of asbestos and environmental settlement expense reserves during 2010. Included in the reported amounts of favorable development for 2010 and 2009 were $32,000 and $3,476,000, respectively, of favorable development experienced on prior years' catastrophe and storm loss reserves. Asbestos and environmental loss and settlement expense reserves were strengthened by $3,420,000 and $1,020,000 during 2010 and 2009, respectively, which was largely due to an increase in paid asbestos settlement expenses in recent years (particularly on one policyholder with exposure in numerous jurisdictions). In aggregate, the favorable development experienced in 2010 continued to be associated with closed claims. To a lesser extent, the increase in the loss and settlement expense ratio also reflected increased claim frequency in several lines of business, increased severity (including large losses) in the workers' compensation and other liability lines of business, as well as previously implemented premium rate level reductions.

The loss and settlement expense ratio for the reinsurance segment decreased to 55.7 percent in 2010 from 65.4 percent in 2009. This decrease was primarily due to the reclassification of $6,065,000 out of the IBNR reserve to the reserve for contingent commissions, which decreased the reinsurance segment's loss and settlement expense ratio by 7.3 percentage points. Since this amount was reflected in prior years' IBNR reserves, it also increased the reinsurance segment's favorable development on prior years' reserves by the same amount. Also contributing to the decrease in the loss and settlement expense ratio was a decline in large loss activity from the high level experienced in 2009 (an industry-wide occurrence in 2009), as well as an increase in the amount of favorable development experienced on prior years' reserves (excluding the $6,065,000 associated with the reclassification of the IBNR reserves), primarily on accident year 2009. The favorable development amounts reported in 2010 and 2009 were primarily attributed to changes in IBNR reserves during those years, with the 2010 change predominantly attributed to the property pro rata and catastrophe and casualty excess business. An increase in catastrophe and storm losses partially offset these decreases.

Acquisition and other expenses

Acquisition and other expenses increased 5.5 percent to $143,536,000 in 2010 from $136,100,000 in 2009. The acquisition expense ratio increased to 36.9 percent in 2010 from 35.4 percent in 2009. This increase was attributed to an increase in contingent commission expense in the reinsurance segment, including the $6,065,000 reclassification previously noted. This increased the 2010 acquisition expense ratio, with a corresponding decrease to the loss and settlement expense ratio. Declines in policyholder dividends, contingent salaries, executive bonuses, and agents' profit bonuses in the property and casualty insurance segment were largely offset by an increase in commission expense in the reinsurance segment.

For the property and casualty insurance segment, the acquisition expense ratio decreased to 38.1 percent in 2010 from 38.8 percent in 2009. The decrease was attributed to a decline in underwriting results in 2010, which produced declines in several expenses that were based on loss experience or overall underwriting results, such as reduced dividends on some of the pool's larger safety dividend groups, reduced agents' profit bonuses, and reduced accruals for contingent salaries and executive bonuses.

For the reinsurance segment, the acquisition expense ratio increased to 32.4 percent in 2010 from 22.0 percent in 2009. This increase was primarily attributed to an increase in contingent commission expense associated with the $6,065,000 reclassification of IBNR reserves to contingent commissions, which increased the 2010 acquisition expense ratio by 7.3 percentage points. Also contributing to the increase in the reinsurance segment's acquisition expense ratio were increases in contingent commission expense (excluding the $6,065,000 reclassification) from favorable underwriting performance in the assumed book of business, and an increase in commission expense associated with the new facility business, which carried a higher commission rate than the reinsurance segment's other business.

Investment results

Net investment income increased 3.6 percent to $49,489,000 in 2010 from $47,759,000 in 2009. This increase was the result of a higher average invested balance in fixed maturity securities, which reflected the reinvestment of short-term holdings into Build America Bonds and other securities in the fourth quarter of 2009.

The Company reported net realized investment gains of $3,869,000 and $17,922,000 in 2010 and 2009, respectively. The 2009 amount included a $22,474,000 realized gain recognized on the disposal of the Company's holdings of Verisk common stock, and $10,108,000 of "other-than-temporary" investment impairment losses. The amount of "other-than-temporary" investment impairment losses declined substantially in 2010, with $2,180,000 impaired on 23 equity securities and $204,000 impaired on two residential mortgage-backed securities ($121,000 from the determination of credit loss on one residential mortgage-backed security, and $83,000 associated with management's intent to sell another residential mortgage-backed security in an unrealized loss position). The impairment losses recognized in 2009 were on 34 equity securities and three fixed maturity securities.

The Company's equity portfolio had a return of 14.31 percent during 2010, compared to 15.06 percent for the S&P 500. The current annualized yield on the bond portfolio was 4.98 percent and the effective duration was 5.75 years, compared to 5.27 percent and 6.12 years at December 31, 2009.

Income tax

The Company reported income tax expense of $11,099,000 in 2010, down from $17,154,000 in 2009. The effective tax rate was 26.1 percent in 2010, compared to 27.4 percent in 2009. The decrease in the effective tax rate for 2010 primarily reflected the decline in the amount of pre-tax income earned relative to the amount of tax-exempt interest income earned. The effective tax rate for 2010 also reflected tax law changes included in the Patient Protection and Affordable Care Act (H.R. 3590) and the follow-up Health Care and Education Reconciliation Act of 2010 (H.R. 4872) signed into law on March 23, 2010 and March 30, 2010, respectively (the "Acts"). In accordance with these Acts, beginning in 2013 the Company would no longer be able to claim a tax deduction for drug expenses reimbursed under the Medicare Part D retiree drug subsidy program. Although this tax change was not effective until 2013, the Company was required to recognize the financial impact of the change beginning in the period in which the Acts were signed. As a result of the Acts, the Company recognized a decrease in its deferred tax asset of $794,000 during 2010.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Liquidity is a measure of a company's ability to generate sufficient cash flows to meet cash obligations. The Company had positive cash flows from operations of $11,765,000 in 2011, $30,322,000 in 2010 and $34,116,000 in 2009. The Company typically generates substantial positive cash flows from operations because cash from premium payments is generally received in advance of cash payments made to settle claims. These positive cash flows provide the foundation of the Company's asset/liability management program and are the primary drivers of the Company's liquidity. The Company invests in high quality, liquid securities to match the anticipated payments of losses and settlement expenses of the underlying insurance policies. Because the timing of the losses is uncertain, the majority of the portfolio is maintained in short to intermediate maturity securities that can be easily liquidated or that generate adequate cash flow to meet liabilities.

The Company is a holding company whose principal asset is its investment in its insurance subsidiaries. As a holding company, the Company is dependent upon cash dividends from its insurance company subsidiaries to meet all its obligations, including cash dividends to stockholders and the funding of the Company's stock repurchase programs. State insurance regulations restrict the maximum amount of dividends insurance companies can pay without prior regulatory approval. See note 6 of Notes to Consolidated Financial Statements for additional information regarding dividend restrictions. The maximum amount of dividends that the insurance company subsidiaries can pay to the Company in 2012 without prior regulatory approval is approximately $32,522,000. The Company received $10,000,000, $17,000,000 and $12,500,000 of dividends from its insurance company subsidiaries and paid cash dividends to its stockholders totaling $9,941,000, $9,512,000 and $9,507,000 in 2011, 2010 and 2009, respectively.

The Company's insurance and reinsurance company subsidiaries must maintain adequate liquidity to ensure that their cash obligations are met; however, because of their participation in the pooling agreement and the quota share agreement, they do not have the daily liquidity concerns normally associated with an insurance or reinsurance company. This is because under the terms of the pooling and quota share agreements, Employers Mutual receives all premiums and pays all losses and expenses associated with the insurance business produced by the pool participants and the assumed reinsurance business ceded to the Company's reinsurance subsidiary, and then settles inter-company balances generated by these transactions with the participating companies on a monthly (pool participants) or quarterly (reinsurance subsidiary) basis. Prior to the second quarter of 2011, all inter-company balances were settled on a quarterly basis.

At the insurance company subsidiary level, the primary sources of cash are premium income, investment income and maturing investments. The principal outflows of cash are payments of claims, commissions, premium taxes, operating expenses, income taxes, dividends, interest and principal payments on debt, and investment purchases. Cash outflows vary because of uncertainties regarding settlement dates for unpaid losses and the potential for large losses, either individually or in the aggregate. Accordingly, the insurance company subsidiaries maintain investment and reinsurance programs intended to provide adequate funds to pay claims without forced sales of investments. In addition, the insurance company subsidiaries have access to a line of credit maintained by Employers Mutual with the Federal Home Loan Bank to provide additional liquidity if needed. Beginning in 2012, the insurance company subsidiaries will also have the ability to borrow funds on a short-term basis (180 days) from Employers Mutual and its subsidiaries and affiliate under a newly implemented Inter-Company Loan agreement.

The Company maintains a portion of its investment portfolio in relatively short-term and highly liquid investments to ensure the availability of funds to pay claims and expenses. A variety of maturities are maintained in the Company's investment portfolio to assure adequate liquidity. The maturity structure of the fixed maturity portfolio is also established by the relative attractiveness of yields on short, intermediate and long-term securities. The Company does not invest in high-yield, non-investment grade debt securities. Any non-investment grade securities held by the Company are the result of rating downgrades subsequent to their purchase.

The Company invests for the long term and generally purchases fixed maturity securities with the intent to hold them to maturity. Despite this intent, the Company currently classifies purchases of fixed maturity securities as available-for-sale to provide flexibility in the management of its investment portfolio. At December 31, 2011 and 2010, the Company had net unrealized holding gains, net of deferred taxes, on its fixed maturity securities available-for-sale of $37,872,000 and $20,770,000, respectively. The fluctuation in the fair value of these investments is primarily due to changes in the interest rate environment during this time period, but also reflects fluctuations in risk premium spreads over U.S. Treasuries. Since the Company does not actively trade in the bond market, such fluctuations in the fair value of these investments are not expected to have a material impact on the operations of the Company, as forced liquidations of investments are not anticipated. The Company closely monitors the bond market and makes appropriate adjustments in its portfolio as conditions warrant.

The majority of the Company's assets are invested in fixed maturity securities. These investments provide a substantial amount of investment income that supplements underwriting results and contributes to net earnings. As these investments mature, or are called, the proceeds are reinvested at current interest rates, which may be higher or lower than those now being earned; therefore, more or less investment income may be available to contribute to net earnings. Due to the declining interest rate environment, the Company experienced a high level of call activity on fixed maturity securities during 2010 and 2009. The proceeds from these called securities, as well as subsequent maturities, were reinvested at lower yields, which has negatively impacted current investment income.

The Company held $15,000 and $30,000 in minority ownership interests in limited partnerships and limited liability companies at December 31, 2011 and 2010, respectively. The Company does not hold any other unregistered securities.

The Company's cash balance was $255,000 and $492,000 at December 31, 2011 and 2010, respectively.

Employers Mutual contributed $17,400,000, $26,000,000 and $17,000,000 to its qualified pension plan in 2011, 2010 and 2009, respectively, and plans to contribute approximately $22,000,000 to the qualified pension plan in 2012. The Company reimbursed Employers Mutual $5,348,000, $7,973,000 and $5,204,000 for its share of the pension contributions in 2011, 2010 and 2009, respectively. Employers Mutual contributed $8,000,000, $2,480,000 and $2,550,000 to its postretirement benefit plans in 2011, 2010 and 2009, respectively, and expects to contribute approximately $5,500,000 to the postretirement benefit plans in 2012. The Company reimbursed Employers Mutual $2,244,000, $697,000 and $724,000 for its share of the postretirement benefit plan contributions in 2011, 2010 and 2009, respectively.

Capital Resources

Capital resources consist of stockholders' equity and debt, representing funds deployed or available to be deployed to support business operations. For the Company's insurance and reinsurance company subsidiaries, capital resources are required to support premium writings. Regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to its statutory surplus should not exceed three to one. All of the Company's property and casualty insurance subsidiaries were well under this guideline at December 31, 2011.

The Company's insurance subsidiaries are required to maintain a certain minimum level of surplus on a statutory basis, and are subject to regulations under which the payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. The Company's insurance subsidiaries are also subject to annual Risk Based Capital (RBC) requirements that may further impact their ability to pay dividends. RBC requirements attempt to measure minimum statutory capital needs based upon the risks in a company's mix of products and investment portfolio. At December 31, 2011, the Company's insurance subsidiaries had total adjusted statutory capital well in excess of the minimum risk-based capital requirement.

The Company's total cash and invested assets at December 31, 2011 and 2010 are summarized as follows:

	December 31, 2011			
($ in thousands)	Amortized cost	Fair value	Percent of total fair value	Carrying value
Fixed maturity securities available-for-sale	$ 899,940	$ 958,204	86.1 %	$ 958,204
Equity securities available-for-sale	90,866	111,300	10.0	111,300
Cash	255	255	-	255
Short-term investments	42,629	42,629	3.9	42,629
Other long-term investments	14	14	-	14
	$ 1,033,704	$ 1,112,402	100.0 %	$ 1,112,402

	December 31, 2010			
($ in thousands)	Amortized cost	Fair value	Percent of total fair value	Carrying value
Fixed maturity securities held-to-maturity	$ 341	$ 390	- %	$ 341
Fixed maturity securities available-for-sale ..	909,583	941,537	87.2	941,537
Equity securities available-for-sale	75,721	101,139	9.4	101,139
Cash	492	492	-	492
Short-term investments	36,616	36,616	3.4	36,616
Other long-term investments	30	30	-	30
	$ 1,022,783	$ 1,080,204	100.0 %	$ 1,080,155

The amortized cost and estimated fair value of fixed maturity and equity securities at December 31, 2011 were as follows:

($ in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury	$ 4,682	$ 329	$ -	$ 5,011
US government-sponsored agencies	149,017	3,163	-	152,180
Obligations of states and political subdivisions	373,597	27,531	-	401,128
Commercial mortgage-backed	89,452	9,695	41	99,106
Residential mortgage-backed	20,741	1,191	30	21,902
Other asset-backed	10,440	1,502	-	11,942
Corporate	252,011	16,439	1,515	266,935
Total fixed maturity securities	899,940	59,850	1,586	958,204
Equity securities:				
Common stocks:				
Financial services	8,479	1,056	16	9,519
Information technology	12,758	5,165	105	17,818
Healthcare	13,151	3,090	4	16,237
Consumer staples	9,572	897	8	10,461
Consumer discretionary	9,054	4,675	19	13,710
Energy	15,932	4,030	15	19,947
Industrials	4,984	803	44	5,743
Other	11,775	1,165	24	12,916
Non-redeemable preferred stocks	5,161	232	444	4,949
Total equity securities	90,866	21,113	679	111,300
Total securities available-for-sale	$990,806	$ 80,963	$ 2,265	$ 1,069,504

The Company's property and casualty insurance subsidiaries have $25,000,000 of surplus notes issued to Employers Mutual at an interest rate of 3.60 percent. Reviews of the interest rate are conducted by the Inter-Company Committees of the boards of directors of the Company and Employers Mutual every five years, with the next review due in 2013. Payments of interest and repayments of principal can only be made out of the applicable subsidiary's statutory surplus and is subject to prior approval by the insurance commissioner of the respective states of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the applicable insurance subsidiaries. Total interest expense incurred on these surplus notes was $900,000 in each of the years 2011, 2010 and 2009. At December 31, 2011, the Company's property and casualty insurance subsidiaries had received approval for the payment of interest accrued on the surplus notes during 2011.

As of December 31, 2011, the Company had no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Employers Mutual collects from agents, policyholders and reinsureds all premiums associated with the insurance business produced by the pool participants and the assumed reinsurance business ceded to the reinsurance subsidiary. Employers Mutual settles with the pool participants (monthly) and the reinsurance subsidiary (quarterly) the premiums written from these insurance policies and reinsurance contracts, providing full credit for the premiums written during the period (not just the collected portion). Due to this arrangement, and since a significant portion of these premium balances are collected over the course of the coverage period, Employers Mutual carries a substantial receivable balance for insurance and reinsurance premiums in process of collection. Any of these receivable amounts that are ultimately deemed to be uncollectible are charged-off by Employers Mutual and the expense is charged to the reinsurance subsidiary or allocated to the pool members on the basis of pool participation. As a result, the Company has an off-balance sheet arrangement with an unconsolidated entity that results in a credit-risk exposure (Employers Mutual's insurance and reinsurance premium receivable balances) that is not reflected in the Company's financial statements. The average annual expense for such charge-offs allocated to the Company over the past ten years is $319,000. Based on this historical data, this credit-risk exposure is not considered to be material to the Company's results of operations or financial position, and accordingly, no loss contingency liability has been recorded.

Investment Impairments and Considerations

The Company recorded "other-than-temporary" investment impairment losses totaling $5,960,000 on 36 equity securities and four residential mortgage-backed securities (all resulting from an intent to sell) during 2011, compared to $2,384,000 on 23 equity securities and two residential mortgage-backed securities during 2010. The impairment losses recognized on equity securities were triggered because management determined that those securities would likely be sold prior to recovering to their cost basis.

The Company has no direct exposure to sub-prime residential lending, and holds no sub-prime residential collateralized debt obligations or sub-prime collateralized mortgage obligations. The Company does have indirect exposure to sub-prime residential lending markets as it has significant holdings of government agency securities, prime and Alt-A collateralized mortgage obligations, as well as fixed maturity and equity securities in both the banking and financial services sectors. While these holdings do not include companies engaged in originating residential lending as their primary business, they do include companies that may be indirectly engaged in this type of lending.

The Company has no direct exposure to European sovereign debt, but does have indirect exposure to European sovereign debt through its holdings of dollar-denominated fixed maturity securities issued by European-based entities. This includes (at par value) $8,000,000 from Great Britain, $15,500,000 from Switzerland, and $4,750,000 from Germany.

At December 31, 2011, the Company had unrealized losses on available-for-sale securities as presented in the table below. The estimated fair value is based on quoted market prices, where available. In cases where quoted market prices are not available, fair values are based on a variety of valuation techniques depending on the type of security. None of these securities are considered to be in concentrations by either security type or industry. The Company uses several factors to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall markets, length of time and extent the security's fair value has been below carrying value, key corporate events and collateralization of fixed maturity securities. Based on these factors, the absence of management's intent to sell these securities prior to recovery or maturity, and the fact that management does not anticipate that it will be forced to sell these securities prior to recovery or maturity, it was determined that the carrying value of these securities were not "other-than-temporarily" impaired at December 31, 2011. Risks and uncertainties inherent in the methodology utilized in this evaluation process include interest rate risk, equity price risk, and the overall performance of the economy, all of which have the potential to adversely affect the value of the Company's investments. Should a determination be made at some point in the future that these unrealized losses are "other-than-temporary", the Company's earnings would be reduced by approximately $1,472,000, net of tax; however, the Company's financial position would not be affected because unrealized losses on available-for-sale securities are reflected in the Company's financial statements as a component of stockholders' equity, net of deferred taxes.

Following is a schedule of the length of time securities have continuously been in an unrealized loss position as of December 31, 2011.

	Less than twelve months		Twelve months or longer		Total	
($ in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturity securities:						
Commercial mortgage-backed	$ 8,866	$ 31	$ 2,988	$ 10	$ 11,854	$ 41
Residential mortgage-backed	-	-	472	30	472	30
Corporate	40,790	1,332	817	183	41,607	1,515
Subtotal, fixed maturity securities	49,656	1,363	4,277	223	53,933	1,586
Equity securities:						
Common stocks:						
Financial services	854	16	-	-	854	16
Information technology	3,075	101	49	4	3,124	105
Healthcare	1,912	4	-	-	1,912	4
Consumer staples	1,259	8	-	-	1,259	8
Consumer discretionary	191	19	-	-	191	19
Energy	712	15			712	15
Industrials	1,487	44	-	-	1,487	44
Other	1,054	24	-	-	1,054	24
Non-redeemable preferred stocks	-	-	1,556	444	1,556	444
Subtotal, equity securities	10,544	231	1,605	448	12,149	679
Total temporarily impaired securities	$ 60,200	$ 1,594	$ 5,882	$ 671	$ 66,082	$ 2,265

Following is a schedule of the maturity dates of the fixed maturity securities presented in the above table.

($ in thousands)	Book value	Fair value	Gross unrealized loss
Due in one year or less	$ -	$ -	$ -
Due after one year through five years	12,677	12,250	427
Due after five years through ten years	23,836	23,082	754
Due after ten years	6,609	6,275	334
Mortgage-backed securities	12,397	12,326	71
	$ 55,519	$ 53,933	$ 1,586

The Company does not purchase non-investment grade securities. Any non-investment grade securities held are the result of rating downgrades that occurred subsequent to their purchase. At December 31, 2011, non-investment grade fixed maturity securities held by the Company included one industrial and ten residential mortgage-backed securities. Of these securities, just one residential mortgage-backed security was in an unrealized loss position, with an unrealized loss of $30,000.

Following is a schedule of gross realized losses recognized in 2011 from the sale of securities and from "other-than-temporary" investment impairments. The schedule is aged according to the length of time the underlying securities were in an unrealized loss position. This schedule does not include realized losses stemming from corporate actions such as calls, pay-downs, redemptions, etc. The losses recognized from the sale of fixed maturity securities are from the sale of all of the Company's holdings in Chicago Board of Education securities, and the sale of five residential mortgage-backed securities (four of which had been previously "other-than-temporarily" impaired).

	Realized losses from sales			"Other-than-temporary" impairment losses	Total gross realized losses
($ in thousands)	Book value	Sales price	Gross realized losses		
Fixed maturity securities:					
Three months or less	$ 6,574	$ 6,348	$ 226	$ -	$ 226
Over three months to six months	-	-	-	-	-
Over six months to nine months	4,141	3,795	346	-	346
Over nine months to twelve months	-	-	-	-	-
Over twelve months	-	-	-	222	222
	$ 10,715	$ 10,143	$ 572	$ 222	$ 794
Equity securities:					
Three months or less	$ 25,885	$ 23,328	$ 2,557	$ 2,981	$ 5,538
Over three months to six months	4,907	4,074	833	1,197	2,030
Over six months to nine months	824	702	122	1,192	1,314
Over nine months to twelve months	-	-	-	209	209
Over twelve months	4,008	3,468	540	159	699
	$ 35,624	$ 31,572	$ 4,052	$ 5,738	$ 9,790

LEASES, COMMITMENTS AND CONTINGENT LIABILITIES

The following table reflects the Company's contractual obligations as of December 31, 2011. Included in the table are the estimated payments that the Company expects to make in the settlement of its loss and settlement expense reserves and with respect to its long-term debt. One of the Company's property and casualty insurance subsidiaries leases office facilities in Bismarck, North Dakota with lease terms expiring in 2014. Employers Mutual has entered into various leases for branch and service office facilities with lease terms expiring through 2021. All of these lease costs are included as expenses under the pooling agreement. Included in the following table is the Company's current 30.0 percent aggregate participation percentage of all operating lease obligations of the parties to the pooling agreement.

		Payments due by period			
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Contractual obligations			($ in thousands)		
Loss and settlement expense reserves (1)	$ 593,300	$ 235,431	$ 218,134	$ 84,378	$ 55,357
Long-term debt (2)	25,000	-	-	-	25,000
Interest expense on long-term debt (3)	9,000	900	1,800	1,800	4,500
Real estate operating leases	8,096	1,312	2,384	2,029	2,371
Total	$ 635,396	$ 237,643	$ 222,318	$ 88,207	$ 87,228

(1) The amounts presented are estimates of the dollar amounts and time periods in which the Company expects to pay out its gross loss and settlement expense reserves. These amounts are based on historical payment patterns and do not represent actual contractual obligations. The actual payment amounts and the related timing of those payments could differ significantly from these estimates.

(2) Long-term debt reflects the surplus notes issued by the Company's property and casualty insurance subsidiaries to Employer Mutual, which have no maturity date. Excluded from long-term debt are pension and other postretirement benefit obligations.

(3) Interest expense on long-term debt reflects the interest expense on the surplus notes issued by the Company's property and casualty insurance subsidiaries to Employers Mutual. The interest rate on the surplus notes is subject to change every five years, with the next review scheduled for 2013. Interest payments on the surplus notes are subject to prior approval of the regulatory authorities of the issuing company's state of domicile. The balance shown under the heading "More than 5 years" represents estimated interest expense for years six through ten. Since the surplus notes have no maturity date and the interest rate is subject to change every five years, interest expense could be greater than the amounts shown.

The participants in the pooling agreement are subject to guaranty fund assessments by states in which they write business. Guaranty fund assessments are used by states to pay policyholder liabilities of insolvent insurers domiciled in those states. Many states allow assessments to be recovered through premium tax offsets. Estimated guaranty fund assessments of $1,039,000 and $1,269,000 have been accrued as of December 31, 2011 and 2010, respectively. Premium tax offsets of $666,000 and $758,000, which are related to prior guarantee fund payments and current assessments, have been accrued as of December 31, 2011 and 2010, respectively. The guaranty fund assessments are expected to be paid over the next two years and the premium tax offsets are expected to be realized within ten years of the payments. The participants in the pooling agreement are also subject to second-injury fund assessments, which are designed to encourage employers to employ workers with pre-existing disabilities. Estimated second-injury fund assessments of $1,873,000 and $1,613,000 have been accrued as of December 31, 2011 and 2010, respectively. The second-injury fund assessment accruals are based on projected loss payments. The periods over which the assessments will be paid is not known.

The participants in the pooling agreement have purchased annuities from life insurance companies, under which the claimant is payee, to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company's share of case loss reserves eliminated by the purchase of those annuities was $162,000 at December 31, 2011. The Company had a contingent liability for the aggregate guaranteed amount of the annuities of $239,000 at December 31, 2011 should the issuers of those annuities fail to perform. The probability of a material loss due to failure of performance by the issuers of these annuities is considered remote.

MARKET RISK

The main objectives in managing the Company's investment portfolios are to maximize after-tax investment return while minimizing credit risk, in order to provide maximum support for the underwriting operations. Investment strategies are developed based upon many factors including underwriting results, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals and are supervised by the investment committees of the respective boards of directors for each of the Company's subsidiaries.

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments, and is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The market risks of the financial instruments of the Company relate to the investment portfolio, which exposes the Company to interest rate (inclusive of credit spreads) and equity price risk and, to a lesser extent, credit quality and prepayment risk. Monitoring systems and analytical tools are in place to assess each of these elements of market risk; however, there can be no assurance that future changes in interest rates, creditworthiness of issuers, prepayment activity, liquidity available in the market and other general market conditions will not have a material adverse impact on the Company's results of operations, liquidity or financial position.

Interest rate risk (inclusive of credit spreads) includes the price sensitivity of a fixed maturity security to changes in interest rates, and the affect on the Company's future earnings from short-term investments and maturing long-term investments given a change in interest rates. The following table illustrates the sensitivity of the Company's portfolio of fixed maturity securities available-for-sale to hypothetical changes in market rates and prices.

($ in thousands)	Estimated fair value at December 31, 2011	Hypothetical change in interest rate (bp=basis points)	Estimated fair value after hypothetical change in interest rate	Hypothetical percentage increase (decrease) in Stockholders' Equity
Fixed maturity securities:				
U.S. treasury	$ 5,011	200 bp decrease	$ 5,426	0.08 %
		100 bp decrease	5,214	0.04
		100 bp increase	4,818	(0.03)
		200 bp increase	4,632	(0.07)
U.S. government-sponsored agencies	$ 152,180	200 bp decrease	$ 156,054	0.70 %
		100 bp decrease	154,182	0.36
		100 bp increase	147,496	(0.85)
		200 bp increase	139,100	(2.37)
Obligations of states and political subdivisions	$ 401,128	200 bp decrease	$ 446,407	8.20 %
		100 bp decrease	425,016	4.33
		100 bp increase	372,430	(5.20)
		200 bp increase	342,693	(10.59)
Commercial mortgage-backed	$ 99,106	200 bp decrease	$ 104,843	1.04 %
		100 bp decrease	101,910	0.51
		100 bp increase	96,428	(0.49)
		200 bp increase	93,865	(0.95)
Residential mortgage-backed	$ 21,902	200 bp decrease	$ 22,998	0.20 %
		100 bp decrease	22,580	0.12
		100 bp increase	20,984	(0.17)
		200 bp increase	19,949	(0.35)
Other asset-backed	$ 11,942	200 bp decrease	$ 13,285	0.24 %
		100 bp decrease	12,587	0.12
		100 bp increase	11,345	(0.11)
		200 bp increase	10,790	(0.21)
Corporate	$ 266,935	200 bp decrease	$ 293,621	4.83 %
		100 bp decrease	279,928	2.35
		100 bp increase	254,157	(2.32)
		200 bp increase	242,044	(4.51)
Total fixed maturity securities	$ 958,204	200 bp decrease	$ 1,042,634	15.29 %
		100 bp decrease	1,001,417	7.83
		100 bp increase	907,658	(9.17)
		200 bp increase	853,073	(19.05)

The Company monitors interest rate risk through an analysis of interest rate simulations, and adjusts the average duration of its fixed maturity portfolio by investing in either longer or shorter term instruments given the results of interest rate simulations and judgments of cash flow needs. The effective duration of the Company's fixed maturity portfolio at December 31, 2011 was 4.65 years.

The valuation of the Company's marketable equity portfolio is subject to equity price risk. In general, equities have more year-to-year price variability than bonds. However, returns from equity securities have been consistently higher over longer time frames. The Company invests in a diversified portfolio of readily marketable equity securities. A hypothetical 10 percent decrease in the S&P 500 index as of December 31, 2011 would result in a corresponding pre-tax decrease in the fair value of the Company's equity portfolio of approximately $10,635,000.

Fixed maturity securities held by the Company generally have an investment quality rating of "A" or better by independent rating agencies. The following table shows the composition of the Company's fixed maturity securities, by rating, as of December 31, 2011.

	Securities available-for-sale (at fair value)	
($ in thousands)	Amount	Percent
Rating:		
AAA	$ 312,875	32.6 %
AA	384,869	40.2
A	227,743	23.8
BAA	25,564	2.7
BA	2,483	0.2
B	3,568	0.4
CAA	472	-
CA	630	0.1
Total fixed maturities	$ 958,204	100.0 %

Ratings for preferred stocks and fixed maturity securities are assigned by nationally recognized statistical rating organizations (referred to generically as NRSROs, which includes such organizations as Moody's Investor's Services, Inc., Standard and Poor, etc.). The NRSROs' rating processes seek to evaluate the quality of a security by examining the factors that affect returns to investors. NRSROs' ratings are based on quantitative and qualitative factors, as well as the economic, social and political environment in which the issuing entity operates. For further discussion of credit risk and related topics (i.e., "other-than-temporary" impairment losses, residential mortgage-backed securities, unrealized losses in the investment portfolios, and non-investment grade securities held by the Company) see the section entitled "Investment Impairments and Considerations" within this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Municipal fixed maturity securities, including taxable, tax-exempt and pre-refunded securities, totaled $401,128,000 as of December 31, 2011. Municipal securities are well diversified between general obligation and revenue bonds, as well as geographically. The Company's credit analysis of municipal securities is predominantly based on the underlying credit quality of the obligor. Therefore, although a portion of the Company's municipal securities are guaranteed by financial guaranty insurers, reliance is placed on the underlying obligor to pay all contractual cash flows. The ratings of insured municipal securities generally reflect the rating of the underlying primary obligor. The average quality of the municipal fixed maturity securities portfolio is Aa2/AA with over 99 percent of securities rated A3/A- or higher. Approximately $68,948,000 of the Company's municipal securities have been pre-refunded, which means that funds have been set aside in escrow to satisfy the future interest and principal obligations of the securities.

Prepayment risk refers to changes in prepayment patterns that can shorten or lengthen the expected timing of principal repayments and thus the average life and the effective yield of a security. Such risk exists primarily within the portfolio of mortgage-backed securities. Prepayment risk is monitored regularly through the analysis of interest rate simulations. At December 31, 2011, the effective duration of the mortgage-backed securities is 3.1 years with an average life of 3.6 years and a yield to worst of 3.6 percent. At December 31, 2010, the effective duration of the mortgage-backed securities was 3.3 years, with an average life of 3.8 years and a yield to worst of 4.1 percent.

IMPACT OF INFLATION

Inflation has a widespread effect on the Company's results of operations, primarily through increased losses and settlement expenses. The Company considers inflation, including social inflation that reflects an increasingly litigious society and increasing jury awards, when setting loss and settlement expense reserve amounts. Premiums are also affected by inflation, although they are often restricted or delayed by competition and the regulatory rate-setting environment.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2011, the FASB updated its guidance related to the Intangibles-Goodwill and Other Topic 350 of the FASB Accounting Standards Codification™ (Codification or ASC). The objective of this updated guidance is to simplify the process of testing goodwill for impairment. The guidance allows an initial qualitative assessment to determine whether it is more likely than not that the fair value of a reporting entity is less than its carrying amount. If an entity concludes that it is more likely than not that the fair value is greater than its carrying amount, then performing the two-step goodwill impairment test is unnecessary. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company adopted this guidance during the fourth quarter of 2011. Adoption of this guidance had no impact on the consolidated financial position or operating results of the Company.

In June 2011, the FASB updated its guidance related to the Comprehensive Income Topic 220 of the ASC. The objective of this updated guidance is to increase the prominence of items reported in other comprehensive income by eliminating the option of presenting components of other comprehensive income as part of the statement of changes in stockholders' equity. The guidance requires total comprehensive income (including both the net income components and other comprehensive income components) be reported in either a single continuous statement of comprehensive income, or two separate but consecutive statements (the approach currently used in the Company's consolidated financial statements). This guidance is to be applied retrospectively to fiscal years (and interim periods within those years) beginning after December 15, 2011. Early adoption is permitted. The Company adopted this guidance during the fourth quarter of 2011. Adoption of this guidance had no impact on the consolidated financial position or operating results of the Company.

In May 2011, the FASB updated its guidance related to the Fair Value Measurement Topic 820 of the ASC to achieve common fair value measurement and disclosure requirements with International Financial Reporting Standards. The changes in this guidance both clarify the intent of application of existing fair value measurement and disclosure requirements, and change particular principles or requirements for measuring and disclosing fair value measurements. Specifically included in this guidance is expanded disclosure of the valuation processes used for Level 3 fair value measurements, including quantitative information about unobservable inputs used. This guidance is to be applied prospectively to interim and annual reporting periods beginning after December 15, 2011. Adoption of this guidance is not expected to have any impact on the consolidated financial position or operating results of the Company.

In October 2010, the FASB updated its guidance related to Insurance Topic 944 of the ASC to clarify which costs associated with the acquisition of insurance contracts should be capitalized and deferred for recognition during the coverage period. This guidance specifies that only incremental costs or costs directly related to the successful acquisition of new or renewal insurance contracts are to be capitalized as a deferred acquisition cost. Currently, industry practice is such that deferred costs typically also include costs related to unsuccessful acquisitions of insurance contracts. This guidance is effective for annual reporting periods (and interim reporting periods of those annual reporting periods) beginning on or after December 15, 2011, and may be adopted prospectively or retrospectively. Adoption of this guidance will have an impact on the consolidated financial position and operating results of the Company since certain costs associated with contract acquisition that are currently deferred do not meet the criteria for deferral under this new guidance. The Company will adopt this guidance retrospectively on January 1, 2012, which will result in a decline in consolidated stockholders' equity of approximately $6,400,000, net of tax, at December 31, 2011.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The information under the caption "Market Risk" in "Management's Discussion and Analysis of Financial Condition and Results of Operations", which is included in Part II, Item 7 of this Form 10-K, is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Management's Report on Internal Control Over Financial Reporting

The management of EMC Insurance Group Inc. and Subsidiaries is responsible for the preparation, integrity and objectivity of the accompanying Consolidated Financial Statements, as well as all other financial information in this report. The Consolidated Financial Statements and the accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles and include amounts that are based on management's estimates and judgments where necessary.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, including safeguarding of assets and reliability of financial records. The Company's internal control over financial reporting, designed by or under the supervision of management, includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. This control structure is further reinforced by a program of internal audits, including audits of the Company's decentralized branch locations, which requires responsive management action.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, adequate internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting based on criteria established in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2011, the Company maintained effective internal control over financial reporting.

The Audit Committee of the Board of Directors is comprised of three outside directors who are independent of the Company's management. The Audit Committee is responsible for the selection of the independent registered public accounting firm. It meets periodically with management, the independent registered public accounting firm, and the internal auditors to ensure that they are carrying out their responsibilities. In addition to reviewing the Company's financial reports, the Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company. The independent registered public accounting firm and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

The Company's financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of the stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate. Their reports with respect to the fairness of presentation of the Company's financial statements and the effectiveness of the Company's internal control over financial reporting appear elsewhere in this annual report.

/s/ Bruce G. Kelley	/s/ Mark E. Reese
Bruce G. Kelley President and Chief Executive Officer	Mark E. Reese Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited EMC Insurance Group Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The management of EMC Insurance Group Inc. and Subsidiaries' (the Company) is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EMC Insurance Group Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 of EMC Insurance Group Inc. and Subsidiaries and our report dated March 14, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Des Moines, Iowa
March 14, 2012

Report of Independent Registered Public Accounting Firm
On Consolidated Financial Statements

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited the accompanying consolidated balance sheets of EMC Insurance Group Inc. and Subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMC Insurance Group Inc. and Subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in response to new accounting standards, the Company changed its methods of accounting for other-than-temporary impairments effective April 1, 2009.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), EMC Insurance Group Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Des Moines, Iowa
March 14, 2012

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
ASSETS		
Investments:		
Fixed maturities:		
Securities held-to-maturity, at amortized cost (fair value $0 and $389,679)	$ -	$ 340,803
Securities available-for-sale, at fair value (amortized cost $899,939,616 and $909,582,782)	**958,203,576**	941,537,026
Equity securities available-for-sale, at fair value (cost $90,866,131 and $75,721,039)	**111,300,053**	101,138,982
Other long-term investments, at cost	**14,527**	29,827
Short-term investments, at cost	**42,628,926**	36,616,111
Total investments	**1,112,147,082**	1,079,662,749
Cash	**255,042**	491,994
Reinsurance receivables due from affiliate	**39,517,108**	30,256,586
Prepaid reinsurance premiums due from affiliate	**9,378,026**	9,530,426
Deferred policy acquisition costs (all affiliated)	**40,738,565**	37,584,448
Prepaid pension benefits due from affiliate	-	5,125,701
Accrued investment income	**10,256,499**	10,925,854
Accounts receivable	**1,644,782**	1,716,150
Income taxes recoverable	**9,670,459**	2,350,864
Deferred income taxes	**3,249,821**	6,690,218
Goodwill	**941,586**	941,586
Other assets (affiliated $2,584,111 and $2,433,445)	**2,659,942**	2,517,922
Total assets	**$ 1,230,458,912**	$ 1,187,794,498

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2011	2010
LIABILITIES		
Losses and settlement expenses (affiliated $588,846,586 and $553,125,183)	$ **593,300,247**	$ 556,140,956
Unearned premiums (all affiliated)	**180,689,377**	167,896,119
Other policyholders' funds (all affiliated)	**5,061,160**	8,315,751
Surplus notes payable to affiliate	**25,000,000**	25,000,000
Amounts due affiliate to settle inter-company transaction balances	**21,033,627**	18,380,813
Pension and postretirement benefits payable to affiliate	**29,671,835**	20,418,716
Other liabilities (affiliated $16,744,447 and $22,861,092)	**16,934,321**	23,001,141
Total liabilities	**871,690,567**	819,153,496
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, authorized 20,000,000 shares; issued and outstanding, 12,875,591 shares in 2011 and 12,927,678 shares in 2010	**12,875,591**	12,927,678
Additional paid-in capital	**88,310,632**	88,937,294
Accumulated other comprehensive income (loss):		
Net unrealized losses on fixed maturity securities with "other-than-temporary" impairments	**-**	(69,852)
Other net unrealized gains	**51,153,622**	37,361,774
Unrecognized pension and postretirement benefit obligations (all affiliated)	**(23,813,112)**	(12,796,435)
Total accumulated other comprehensive income	**27,340,510**	24,495,487
Retained earnings	**230,241,612**	242,280,543
Total stockholders' equity	**358,768,345**	368,641,002
Total liabilities and stockholders' equity	$ **1,230,458,912**	$ 1,187,794,498

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,		
	2011	2010	2009
REVENUES			
Premiums earned (affiliated $410,955,792, $384,335,196 and $380,315,958)	**$ 416,402,313**	$ 389,122,150	$ 384,010,901
Investment income, net	**46,110,925**	49,489,215	47,759,306
Net realized investment gains, excluding impairment losses on available-for-sale securities	**15,263,426**	6,253,079	28,030,648
Total "other-than-temporary" impairment losses on available-for-sale securities	**(5,874,116)**	(2,263,737)	(10,269,680)
Portion of impairment losses on fixed maturity available-for-sale securities recognized in other comprehensive income (before taxes)	**(86,017)**	(120,539)	161,303
Net impairment losses on available-for-sale securities	**(5,960,133)**	(2,384,276)	(10,108,377)
Net realized investment gains	**9,303,293**	3,868,803	17,922,271
Other income (all affiliated)	**828,110**	783,346	755,178
	472,644,641	443,263,514	450,447,656
LOSSES AND EXPENSES			
Losses and settlement expenses (affiliated $338,658,534, $252,186,372 and $246,218,424)	**342,974,437**	254,640,519	248,749,459
Dividends to policyholders (all affiliated)	**5,255,568**	8,013,843	9,090,655
Amortization of deferred policy acquisition costs (affiliated $96,135,627, $90,795,728 and $87,087,782)	**97,552,830**	92,098,219	87,992,749
Other underwriting expenses (affiliated $33,322,763, $43,516,199 and $39,016,979)	**33,296,568**	43,424,439	39,016,979
Interest expense (all affiliated)	**900,000**	900,000	900,000
Other expense (affiliated $2,830,745, $1,822,758 and $2,200,795)	**2,672,654**	1,741,270	2,172,997
	482,652,057	400,818,290	387,922,839
Income (loss) before income tax expense (benefit)	**(10,007,416)**	42,445,224	62,524,817
INCOME TAX EXPENSE (BENEFIT)			
Current	**(9,818,259)**	7,291,068	15,716,019
Deferred	**1,908,457**	3,807,833	1,438,184
	(7,909,802)	11,098,901	17,154,203
Net income (loss)	**$ (2,097,614)**	$ 31,346,323	$ 45,370,614
Net income (loss) per common share -basic and diluted	**$ (0.16)**	$ 2.40	$ 3.44
Average number of common shares outstanding -basic and diluted	**12,912,718**	13,038,263	13,207,105

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,		
	2011	2010	2009
Net income (loss)	**$ (2,097,614)**	$ 31,346,323	$ 45,370,614
OTHER COMPREHENSIVE INCOME (LOSS)			
Change in unrealized holding gains on investment securities, net of deferred income tax expense of $10,712,640, $6,036,247 and $19,726,915	**19,894,900**	11,210,173	36,635,698
Reclassification adjustment for realized investment gains included in net income (loss), net of income tax (expense) of ($3,286,258), ($1,396,270) and ($5,976,170)	**(6,103,052)**	(2,593,072)	(11,098,601)
Change in unrealized holding gains (losses) on fixed maturity securities with "other-than-temporary" impairment, net of deferred income tax expense (benefit) of $7,507, ($23,345) and $586,669	**13,941**	(43,356)	1,089,528
Reclassification adjustment for realized investment (gains) losses from fixed maturity securities with "other-than-temporary" impairment included in net income (loss), net of income tax (expense) benefit of $30,106, $42,188 and ($296,625)	**55,911**	78,351	(550,875)
Change in funded status of affiliate's pension and postretirement benefit plans, net of deferred income tax expense (benefit) of ($5,932,055), ($112,514) and $296,262:			
Net actuarial gain (loss)	**(10,734,397)**	65,206	839,077
Prior service credit	**(282,280)**	(274,157)	(288,873)
	(11,016,677)	(208,951)	550,204
Other comprehensive income	**2,845,023**	8,443,145	26,625,954
Total comprehensive income	**$ 747,409**	$ 39,789,468	$ 71,996,568

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Year ended December 31,		
	2011	2010	2009
COMMON STOCK			
Beginning of year	**$ 12,927,678**	$ 13,114,481	$ 13,267,668
Issuance of common stock through affiliate's stock option plans	**46,113**	57,597	17,383
Repurchase of common stock	**(98,200)**	(244,400)	(170,570)
End of year	**12,875,591**	12,927,678	13,114,481
ADDITIONAL PAID-IN CAPITAL			
Beginning of year	**88,937,294**	92,804,282	95,639,349
Issuance of common stock through affiliate's stock option plans	**928,380**	1,048,008	301,489
Increase resulting from stock-based compensation expense associated with affiliate's stock option plans allocated to the Company	**196,654**	137,141	282,528
Repurchase of common stock	**(1,751,696)**	(5,052,137)	(3,419,084)
End of year	**88,310,632**	88,937,294	92,804,282
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Beginning of year	**24,495,487**	16,052,342	(9,930,112)
Cumulative effect adjustment resulting from adoption of ASC Topic 310 impairment loss provision, net of deferred income taxes	**-**	-	(643,500)
Change in unrealized gains on investment securities, net of deferred income taxes	**13,791,848**	8,617,101	25,537,097
Change in unrealized gains on fixed maturity securities with "other-than-temporary" impairment, net of deferred income taxes	**69,852**	34,995	538,653
Change in funded status of affiliate's pension and postretirement benefit plans, net of deferred income taxes	**(11,016,677)**	(208,951)	550,204
End of year	**27,340,510**	24,495,487	16,052,342
RETAINED EARNINGS			
Beginning of year	**242,280,543**	220,446,580	183,939,453
Net income (loss)	**(2,097,614)**	31,346,323	45,370,614
Dividends paid to public stockholders ($.77, $.73, $.72 per share in 2011, 2010 and 2009)	**(3,898,471)**	(3,783,428)	(3,856,533)
Dividends paid to affiliate ($.77, $.73, $.72 per share in 2011, 2010 and 2009)	**(6,042,846)**	(5,728,932)	(5,650,454)
Cumulative effect adjustment resulting from adoption of ASC Topic 310 impairment loss provision, net of deferred income taxes	**-**	-	643,500
End of year	**230,241,612**	242,280,543	220,446,580
Total stockholders' equity	**$ 358,768,345**	$ 368,641,002	$ 342,417,685

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$ (2,097,614)**	$ 31,346,323	$ 45,370,614
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Losses and settlement expenses (affiliated $35,721,403, ($662,587) and ($19,244,083))	**37,159,291**	(10,621)	(16,880,276)
Unearned premiums (all affiliated)	**12,793,258**	8,410,023	5,039,891
Other policyholders' funds (all affiliated)	**(3,254,591)**	397,086	1,499,795
Amounts due affiliate to settle inter-company transaction balances	**2,652,814**	4,892,089	(7,178,472)
Pension and postretirement benefits payable to affiliate	**(2,569,912)**	(3,205,170)	(307,821)
Reinsurance receivables due from affiliate	**(9,260,522)**	287,972	5,810,489
Prepaid reinsurance premiums due from affiliate	**152,400**	(4,418,040)	(955,331)
Commission payable (affiliated ($5,326,118), $4,923,984 and ($179,246))	**(5,231,377)**	4,927,212	(179,246)
Interest payable to affiliate	**-**	-	10,625
Deferred policy acquisition costs (all affiliated)	**(3,154,117)**	(933,820)	(2,021,199)
Stock-based compensation payable to affiliate	**190,032**	136,599	282,528
Accrued investment income	**669,355**	156,278	1,025,997
Accrued income tax:			
Current	**(7,312,973)**	(7,839,082)	17,348,299
Deferred	**1,908,457**	3,807,833	1,438,184
Realized investment gains	**(9,303,293)**	(3,868,803)	(17,922,271)
Accounts receivable	**71,368**	(104,410)	(1,588,699)
Amortization of premium/discount on fixed maturity securities	**(663,000)**	(871,394)	(759,488)
Other, net (affiliated ($945,107), ($2,773,887) and $4,082,250)	**(984,085)**	(2,788,540)	4,082,250
	13,863,105	(1,024,788)	(11,254,745)
Net cash provided by operating activities	**$ 11,765,491**	$ 30,321,535	$ 34,115,869

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

	Year ended December 31, 2011	2010	2009
CASH FLOWS FROM INVESTING ACTIVITIES			
Disposals of fixed maturity securities held-to-maturity	**$ 388,012**	$ 69,672	$ 125,104
Purchases of fixed maturity securities available-for-sale	**(210,127,051)**	(211,632,995)	(394,329,176)
Disposals of fixed maturity securities available-for-sale	**220,875,360**	176,138,289	353,055,272
Purchases of equity securities available-for-sale	**(104,379,504)**	(35,975,193)	(58,392,638)
Disposals of equity securities available-for-sale	**98,048,353**	36,203,661	79,296,458
Disposals of other long-term investments	**15,300**	17,256	19,891
Net (purchases) disposals of short-term investments	**(6,012,815)**	18,773,985	(1,017,015)
Net cash used in investing activities	**(1,192,345)**	(16,405,325)	(21,242,104)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common stock through affiliate's stock option plans	**974,493**	1,105,605	318,872
Excess tax benefit associated with affiliate's stock option plans	**6,622**	542	-
Repurchase of common stock	**(1,849,896)**	(5,296,537)	(3,589,654)
Dividends paid to stockholders (affiliated ($6,042,846), ($5,728,932) and ($5,650,454))	**(9,941,317)**	(9,512,360)	(9,506,987)
Net cash used in financing activities	**(10,810,098)**	(13,702,750)	(12,777,769)
NET INCREASE (DECREASE) IN CASH	**(236,952)**	213,460	95,996
Cash at the beginning of the year	**491,994**	278,534	182,538
Cash at the end of the year	**$ 255,042**	$ 491,994	$ 278,534
Income taxes paid (recovered)	**$ (1,759,507)**	$ 15,130,150	$ (1,632,280)
Interest paid to affiliate	**$ 900,000**	$ 900,000	$ 889,375

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

EMC Insurance Group Inc., a 61 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. The Company conducts its property and casualty insurance operations through the following subsidiaries: EMCASCO Insurance Company, Illinois EMCASCO Insurance Company and Dakota Fire Insurance Company, and its reinsurance operations through its subsidiary, EMC Reinsurance Company. The Company also has an excess and surplus lines insurance agency subsidiary, EMC Underwriters, LLC. The term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries.

The Company writes property and casualty insurance in both commercial and personal lines of insurance, with a focus on medium-sized commercial accounts. Approximately 38 percent of the premiums written are in Iowa and contiguous states. The Company's reinsurance business is primarily written through a quota share reinsurance agreement with Employers Mutual. A small portion of the assumed reinsurance business is written on a direct basis, outside the quota share reinsurance agreement.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements have been prepared on the basis of U.S. generally accepted accounting principles (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. All significant inter-company balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company has evaluated all subsequent events through the date the financial statements were issued.

Property and Casualty Insurance and Reinsurance Operations

Property and casualty insurance premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on the daily pro rata method. Both domestic and foreign assumed reinsurance premiums are recognized as revenues ratably over the terms of the contract period. Amounts paid as ceded reinsurance premiums are reported as prepaid reinsurance premiums and are amortized over the remaining contract period in proportion to the amount of reinsurance protection provided. Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premiums.

Acquisition costs consisting of commissions, premium taxes and other underwriting expenses that vary with and are directly related to the production of business have been deferred and are being amortized as premium revenue is recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

Certain commercial lines of business written by the property and casualty insurance subsidiaries, including workers' compensation, are eligible for policyholder dividends in accordance with provisions of the underlying insurance policies. Net premiums written subject to policyholder dividends represented approximately 28 percent of the property and casualty insurance subsidiaries' total net commercial premiums written in 2011. Policyholder dividends are accrued over the terms of the underlying policy periods.

Liabilities for losses are based upon case-basis estimates of reported losses supplemented with bulk case loss reserves, estimates of unreported losses based upon prior experience adjusted for current trends, and estimates of losses expected to be paid under assumed reinsurance contracts. Liabilities for settlement expenses are provided by estimating expenses expected to be incurred in settling the claims provided for in the loss reserves. Changes in estimates are reflected in current operating results (see note 4).

Ceded reinsurance amounts with nonaffiliated reinsurers relating to reinsurance receivables for paid and unpaid losses and settlement expenses and prepaid reinsurance premiums are reported on the balance sheet on a gross basis. Amounts ceded to Employers Mutual relating to the affiliated reinsurance pooling and excess of loss reinsurance agreements (see note 2) have not been grossed up because the contracts provide that receivables and payables may be offset upon settlement.

Based on current information, the liabilities for losses and settlement expenses are considered to be adequate. Since the provisions are necessarily based on estimates, the ultimate liability may be more or less than such provisions.

Investments

Securities classified as held-to-maturity are carried at amortized cost, and any unrealized holding gains and losses are not reflected in the financial statements. Currently, all securities are classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as a component of accumulated other comprehensive income (loss) in stockholders' equity, net of deferred income taxes. Other long-term investments represent minor ownership interests in limited partnerships and limited liability companies and are carried at cost. Short-term investments represent money market funds, U.S. Treasury bills and commercial paper that are carried at cost, which approximates fair value.

The Company uses independent pricing sources to obtain the estimated fair value of securities. The fair value is based on quoted market prices, where available. In cases where quoted market prices are not available, the fair value is based on a variety of valuation techniques depending on the type of investment. The fair values obtained from independent pricing sources are reviewed for reasonableness and any discrepancies are investigated for final valuation (see note 8).

Premiums and discounts on fixed maturity securities are amortized over the life of the security as an adjustment to yield using the effective interest method. Amortization of premiums and discounts on mortgage-backed securities incorporates prepayment assumptions to estimate expected lives. Gains and losses realized on the disposition of investments are included in net income. The cost of investments sold is determined on the specific identification method using the highest cost basis first. Included in investments at December 31, 2011 and 2010 are securities on deposit with various regulatory authorities as required by law amounting to $11,910,882 and $11,924,832, respectively.

The Company regularly monitors its investments that have a fair value that is less than the carrying value for indications of "other-than-temporary" impairment. Several factors are used to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to (1) the security's value and performance in the context of the overall markets, (2) length of time and extent the security's fair value has been below carrying value, (3) key corporate events, and (4) for equity securities, the ability and intent to hold the security until recovery to its cost basis. Prior to April 1, 2009, the Company's ability and intent to hold fixed maturity securities in an unrealized loss position until recovery was also considered in the determination of "other-than-temporary" impairments for those securities.

In April 2009, the Financial Accounting Standards Board (FASB) updated its guidance related to the Investments - Debt and Equity Securities Topic 310 of the FASB Accounting Standards Codification™ (Codification or ASC). This pronouncement established guidance for evaluating "other-than-temporary" impairments for fixed maturity securities, and required changes to the financial statement presentation and disclosure of fixed maturity and equity security "other-than-temporary" impairments. Included is a requirement that the evaluation of an impaired fixed maturity security include an assessment of whether the entity has the intent to sell the security and whether it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis. In addition, if the present value of cash flows expected to be collected is less than the amortized cost of the security, a credit loss is deemed to exist and the security is considered "other-than-temporarily" impaired. The portion of the impairment related to a credit loss is recognized through earnings and the portion of the impairment related to other factors is recognized through "other comprehensive income". This pronouncement was effective for interim and annual reporting periods ending after June 15, 2009. A cumulative effect adjustment from retained earnings to "accumulated other comprehensive income" was required for the non-credit component of previous "other-than-temporary" impairment losses recognized on fixed maturity securities still owned as of the date of adoption. Adoption resulted in a cumulative effect adjustment to increase retained earnings and decrease "accumulated other comprehensive income" by $643,500, net of tax.

When an equity security is deemed to be "other-than-temporarily" impaired, the carrying value is reduced to fair value and a realized loss is recognized and charged to income.

Income Taxes

The Company files a consolidated Federal income tax return with its subsidiaries. Consolidated income taxes/benefits are allocated among the entities based upon separate tax liabilities.

Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and the reported amounts of those assets and liabilities for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense provisions increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established to reduce deferred tax assets to their net realizable value if it is "more likely than not" that a tax benefit will not be realized.

An assessment of the Company's current tax positions indicated no uncertainties that would warrant different recognition and valuation from that applied in the Company's tax returns.

Stock-Based Compensation

The Company has no stock-based compensation plans of its own; however, Employers Mutual has several stock plans that utilize the common stock of the Company. The Company receives the current fair value for all shares issued under these plans. Employers Mutual also has a stock appreciation rights (SAR) agreement in effect with a former executive officer of the Company. The SAR agreement is based upon the market price of the Company's common stock and is considered to be a liability-classified award because it will be settled in cash. A portion of the compensation expense recognized by Employers Mutual, as the requisite service period for granted options and SARs is rendered, is allocated to the Company's property and casualty insurance subsidiaries though their participation in the pooling agreement (see note 2). Because a portion of Employers Mutual's stock compensation expense is reflected in the Company's financial statements and issuances of the Company's stock under Employers Mutual's stock option plans have an impact on the Company's capital accounts, the disclosures required by the Compensation – Stock Compensation Topic 718 of the ASC are included in the Company's consolidated financial statements.

Employee Retirement Plans

Employers Mutual has various employee benefit plans, including two defined benefit pension plans, and two postretirement benefit plans that provide retiree healthcare and life insurance coverage. Although the Company has no employees of its own, it is responsible for its share of the expenses and related prepaid assets and liabilities of these plans as determined under the terms of the pooling agreement, and the costs allocated by Employers Mutual to subsidiaries that do not participate in the pooling agreement (see note 2). Accordingly, the Company recognizes its share of the funded status of Employers Mutual's pension and postretirement benefit plans on its balance sheet, with changes in the funded status of the plans recognized through "other comprehensive income."

Accounts Receivable

The accounts receivable balance consists of assumed reinsurance premiums receivable (net of any commissions) on business written directly by the reinsurance subsidiary, and commission income receivable on excess and surplus lines business marketed by EMC Underwriters, LLC. These receivables are carried at their initial recognition amounts. It is the Company's policy to reflect the impairment of receivables through a valuation allowance until ultimately collected or charged-off. No valuation allowance is currently carried as no amounts are deemed impaired. No interest income, other fees, or deferred costs related to these receivables are assessed or recognized.

Employers Mutual collects from agents, policyholders and reinsureds all premiums associated with the insurance business produced by the pool participants and the assumed reinsurance business ceded to the reinsurance subsidiary. Employers Mutual settles with the pool participants (monthly) and the reinsurance subsidiary (quarterly) the premiums written from these insurance policies and reinsurance contracts, providing full credit for the premiums written during the period (not just the collected portion). Due to this arrangement, and since a significant portion of these premium balances are collected over the course of the coverage period, Employers Mutual carries a substantial receivable balance for insurance and reinsurance premiums in process of collection. Any of these receivable amounts that are ultimately deemed to be uncollectible are charged-off by Employers Mutual and the expense is allocated to the pool members on the basis of pool participation or charged to the reinsurance subsidiary. As a result, the Company has an off-balance-sheet arrangement with an unconsolidated entity that results in a credit-risk exposure (Employers Mutual's insurance and reinsurance premium receivable balances) that is not reflected in the Company's financial statements. The average annual expense for such charge-offs allocated to the Company over the past ten years is $318,973. Based on this historical data, this credit-risk exposure is not considered to be material to the Company's results of operations or financial position, and accordingly, no loss contingency liability has been recorded.

Foreign Currency Transactions

Included in the underlying reinsurance business assumed by the reinsurance subsidiary are reinsurance transactions conducted with foreign cedants denominated in their local functional currencies. In accordance with the terms of the quota share agreement (see note 2), the reinsurance subsidiary assumes all foreign currency exchange gains/losses associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. The assets and liabilities resulting from these foreign reinsurance transactions are reported in U.S. dollars based on the foreign currency exchange rates that existed at the balance sheet dates. The foreign currency exchange rate gains/losses reported in the consolidated statements of income that resulted from these foreign reinsurance transactions are reported in U.S. dollars re-measured from the foreign currency exchange rates that existed at the inception of each reinsurance contract. The foreign currency exchange rate gains/losses resulting from these re-measurements to U.S. dollars are reported as a component of other expense in the consolidated statements of income.

Net Income (Loss) Per Share - Basic and Diluted

The Company's basic and diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during each period. As previously noted, the Company receives the current fair value for all shares issued under Employers Mutual's stock plans. As a result, the Company had no potential common shares outstanding during 2011, 2010 and 2009 that would have been dilutive to the calculation of net income (loss) per share.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets of acquired subsidiaries. Goodwill is not amortized, but is subject to impairment if the carrying value of the goodwill exceeds the estimated fair value of net assets. If the carrying amount of the subsidiary (including goodwill) exceeds the computed fair value, an impairment loss is recognized through the income statement equal to the excess amount, but not greater than the balance of the goodwill. Goodwill was not deemed to be impaired in 2011, 2010 or 2009.

New Accounting Pronouncements

In September 2011, the FASB updated its guidance related to the Intangibles-Goodwill and Other Topic 350 of the ASC. The objective of this updated guidance is to simplify the process of testing goodwill for impairment. The guidance allows an initial qualitative assessment to determine whether it is more likely than not that the fair value of a reporting entity is less than its carrying amount. If an entity concludes that it is more likely than not that the fair value is greater than its carrying amount, then performing the two-step goodwill impairment test is unnecessary. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company adopted this guidance during the fourth quarter of 2011. Adoption of this guidance had no impact on the consolidated financial position or operating results of the Company.

In June 2011, the FASB updated its guidance related to the Comprehensive Income Topic 220 of the ASC. The objective of this updated guidance is to increase the prominence of items reported in other comprehensive income by eliminating the option of presenting components of other comprehensive income as part of the statement of changes in stockholders' equity. The guidance requires total comprehensive income (including both the net income components and other comprehensive income components) be reported in either a single continuous statement of comprehensive income, or two separate but consecutive statements (the approach currently used in the Company's consolidated financial statements). This guidance is to be applied retrospectively to fiscal years (and interim periods within those years) beginning after December 15, 2011. Early adoption is permitted. The Company adopted this guidance during the fourth quarter of 2011. Adoption of this guidance had no impact on the consolidated financial position or operating results of the Company.

In May 2011, the FASB updated its guidance related to the Fair Value Measurement Topic 820 of the ASC to achieve common fair value measurement and disclosure requirements with International Financial Reporting Standards. The changes in this guidance both clarify the intent of application of existing fair value measurement and disclosure requirements, and change particular principles or requirements for measuring and disclosing fair value measurements. Specifically included in this guidance is expanded disclosure of the valuation processes used for Level 3 fair value measurements, including quantitative information about unobservable inputs used. This guidance is to be applied prospectively to interim and annual reporting periods beginning after December 15, 2011. Adoption of this guidance is not expected to have any impact on the consolidated financial position or operating results of the Company.

In October 2010, the FASB updated its guidance related to Insurance Topic 944 of the ASC to clarify which costs associated with the acquisition of insurance contracts should be capitalized and deferred for recognition during the coverage period. This guidance specifies that only incremental costs or costs directly related to the successful acquisition of new or renewal insurance contracts are to be capitalized as a deferred acquisition cost. Currently, industry practice is such that deferred costs typically also include costs related to unsuccessful acquisitions of insurance contracts. This guidance is effective for annual reporting periods (and interim reporting periods of those annual reporting periods) beginning on or after December 15, 2011, and may be adopted prospectively or retrospectively. Adoption of this guidance will have an impact on the consolidated financial position and operating results of the Company since certain costs associated with contract acquisition that are currently deferred do not meet the criteria for deferral under this new guidance. The Company will adopt this guidance retrospectively on January 1, 2012, which will result in a decline in consolidated stockholders' equity of approximately $6,400,000, net of tax, at December 31, 2011.

2. AFFILIATION AND TRANSACTIONS WITH AFFILIATES

Property and Casualty Insurance Subsidiaries

The Company's three property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All premiums, losses, settlement expenses, and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events. The aggregate participation of the Company's property and casualty insurance subsidiaries in the pooling agreement is 30 percent.

Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled within 45 days after the end of each month. The investment and income tax activities of the pool participants are not subject to the pooling agreement. The pooling agreement provides that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computation processes that would otherwise result in the required restatement of the pool participants' financial statements.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies.

Reinsurance Subsidiary

The Company's reinsurance subsidiary is party to a quota share reinsurance retrocessional agreement (the "quota share agreement") and an excess of loss reinsurance agreement (the "excess of loss agreement"), with Employers Mutual. Under the terms of the quota share agreement, the reinsurance subsidiary assumes 100 percent of Employers Mutual's assumed reinsurance business, subject to certain exceptions. Under the terms of the excess of loss agreement, the reinsurance subsidiary cedes to Employers Mutual all losses in excess of $3,000,000 per event (covering both business assumed from Employers Mutual through the quota share agreement, as well as business obtained outside the quota share agreement). The cost of the $3,000,000 excess of loss reinsurance protection during 2011 was 10.0 percent of the reinsurance subsidiary's total assumed reinsurance premiums written.

Prior to 2011, the excess of loss agreement between the reinsurance subsidiary and Employers Mutual did not exist. Rather, the cap on losses per event and the related cost of this protection was contained in the quota share agreement, and the transactions were handled on a net, rather than a gross, basis. The cost of the cap on losses per event was recorded as a reduction in the premiums assumed by the reinsurance subsidiary, and the cap on losses per event did not cover the business written directly by the reinsurance subsidiary.

Due to the large number of catastrophic events in 2011 that have exceeded the $3,000,000 retention amount contained in the excess of loss agreement, the terms of the agreement have been changed for fiscal year 2012. Effective January 1, 2012, the retention amount will increase to $4,000,000 per event, while the cost of the protection will remain at 10.0 percent of total assumed reinsurance premiums written. This change was approved, subject to regulatory approval, by the Inter-Company Committees of the boards of directors of the Company and Employers Mutual at their November 2, 2011 joint meeting. Regulatory approval of the change was received on February 6, 2012.

The reinsurance subsidiary does not directly reinsure any of the insurance business written by Employers Mutual or the other pool participants; however, the reinsurance subsidiary assumes reinsurance business from the Mutual Reinsurance Bureau (MRB) pool and this pool provides a small amount of reinsurance protection to the members of the EMC Insurance Companies pooling agreement. As a result, the reinsurance subsidiary's assumed exposures include a small portion of the EMC Insurance Companies' direct business, after ceded reinsurance protections purchased by the MRB pool are applied. In addition, the reinsurance subsidiary does not reinsure any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. The reinsurance subsidiary assumes all foreign currency exchange gain/loss associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled within 45 days after the end of each quarter. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when reinsurance coverage is reinstated after a loss event; however, the cap on losses assumed per event contained in the excess of loss agreement is automatically reinstated without cost. This arrangement can produce unusual underwriting results for the reinsurance subsidiary when a large loss event occurs because the reinstatement premium income received by the reinsurance subsidiary may approximate, or even exceed, the amount of losses retained. In 2011, the reinsurance subsidiary recognized $3,139,205 of reinstatement premium income (net amount after 10 percent was ceded back to Employers Mutual under the terms of the excess of loss agreement).

Premiums earned assumed by the reinsurance subsidiary from Employers Mutual amounted to $100,028,061, $78,688,538 and $72,236,922 in 2011, 2010 and 2009, respectively. During 2011, the reinsurance subsidiary ceded 10.0 percent of its total assumed reinsurance premiums written to Employers Mutual as payment for the excess of loss protection, which totaled $10,721,484. Losses and settlement expenses assumed by the reinsurance subsidiary from Employers Mutual amounted to $103,086,914, $42,980,602 and $48,185,748 in 2011, 2010 and 2009, respectively. During 2011, losses and settlement expenses ceded to Employers Mutual under the excess of loss agreement totaled $15,877,627. As noted above, prior to 2011 the cost of the cap on losses per event was treated as a reduction to premiums written assumed by the reinsurance subsidiary through the quota share agreement. Accordingly, the premium amounts reported for 2010 and 2009 reflect reductions of $9,299,582 and $8,471,152, respectively. Likewise, prior to 2011 losses and settlement expenses above the cap on losses per event were treated as a reduction to the losses and settlement expenses assumed by the reinsurance subsidiary through the quota share agreement. Accordingly, the loss and settlement expense amounts reported for 2010 and 2009 reflect reductions of $92,368 and ($7,467), respectively, for amounts retained by Employers Mutual.

It is customary in the reinsurance business for the assuming company to compensate the ceding company for the acquisition expenses incurred in the generation of the business. Commissions paid by the reinsurance subsidiary to Employers Mutual amounted to $17,413,284, $23,797,182 and $14,111,273 in 2011, 2010 and 2009, respectively. The large amount of commissions in 2010 reflects a reclassification by MRB of $6,065,000 from incurred but not reported (IBNR) loss reserves to contingent commission reserves. This reclassification had no impact on net income.

The reinsurance subsidiary assumes all foreign currency exchange gain/loss associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. The net foreign currency exchange gain/(loss) assumed by the reinsurance subsidiary from Employers Mutual was $(749,938) in 2011, $264,490 in 2010 and $1,440 in 2009. The total amount of net foreign currency exchange gain/(loss) assumed by the reinsurance subsidiary, including the business written on a direct basis outside the quota share agreement, was $(591,848) in 2011, $345,978 in 2010 and $29,238 in 2009.

Services Provided by Employers Mutual

The Company does not have any employees of its own. Employers Mutual performs all operations for all of its subsidiaries and affiliate. Such services include data processing, claims, financial, actuarial, legal, auditing, marketing and underwriting. Employers Mutual allocates a portion of the cost of these services to its subsidiaries that do not participate in the pooling agreement based upon a number of criteria, including usage of the services and the number of transactions. The remaining costs are charged to the pooling agreement and each pool participant shares in the total cost in accordance with its pool participation percentage. Costs allocated to the Company by Employers Mutual for services provided to the holding company and its subsidiaries that do not participate in the pooling agreement amounted to $2,835,005, $3,470,772 and $2,597,523 in 2011, 2010 and 2009, respectively. Costs allocated to the Company through the operation of the pooling agreement amounted to $73,061,011, $71,724,663 and $72,480,519 in 2011, 2010 and 2009, respectively.

Investment expenses are based on actual expenses incurred by the Company plus an allocation of other investment expenses incurred by Employers Mutual, which is based on a weighted average of total invested assets and number of investment transactions. Investment expenses allocated to the Company by Employers Mutual amounted to $1,182,482, $1,049,702 and $1,217,193 in 2011, 2010 and 2009, respectively.

3. REINSURANCE

The parties to the pooling agreement cede insurance business to other insurers in the ordinary course of business for the purpose of limiting their maximum loss exposure through diversification of their risks. In its consolidated financial statements, the Company treats risks to the extent they are reinsured as though they were risks for which the Company is not liable. Insurance ceded by the pool participants does not relieve their primary liability as the originating insurers. Employers Mutual evaluates the financial condition of the reinsurers of the parties to the pooling agreement and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize exposure to significant losses from reinsurer insolvencies.

As of December 31, 2011 and 2010, reinsurance ceded to three nonaffiliated reinsurers totaled $22,228,862 and $21,833,644, respectively, which represents a significant portion of the total prepaid reinsurance premiums and reinsurance receivables for losses and settlement expenses. For two of these nonaffiliated reinsurers, the amounts reflect the property and casualty insurance subsidiaries' aggregate pool participation percentage of amounts ceded by Employers Mutual to these organizations on a mandatory basis. Credit risk associated with these amounts is minimal, as all companies participating in these organizations are responsible for the liabilities of such organizations on a pro rata basis. The third reinsurer is MRB. The total amount due from MRB for prepaid reinsurance premiums and reinsurance receivables for losses and settlement expenses primarily includes amounts ceded to it by the reinsurance subsidiary as part of a fronting arrangement initiated by Employers Mutual in 2010. Through Employers Mutual's membership in MRB, the reinsurance subsidiary assumes back a one-fourth portion (an approximate one-fifth portion prior to January 1, 2011) of these amounts through the quota share agreement (after ceded reinsurance protections purchased by the MRB pool are applied).

The effect of reinsurance on premiums written and earned, and losses and settlement expenses incurred, for the three years ended December 31, 2011 is presented below.

	Year ended December 31, 2011		
	Property and casualty insurance	Reinsurance	Total
Premiums written			
Direct	$ 301,829,277	$ -	$ 301,829,277
Assumed from nonaffiliates	1,610,872	123,274,743	124,885,615
Assumed from affiliates	356,622,503	-	356,622,503
Ceded to nonaffiliates	(24,939,233)	(16,059,909)	(40,999,142)
Ceded to affiliates	(301,829,277)	(10,721,484)	(312,550,761)
Net premiums written	$ 333,294,142	$ 96,493,350	$ 429,787,492
Premiums earned			
Direct	$ 283,482,713	$ -	$ 283,482,713
Assumed from nonaffiliates	1,541,807	122,064,711	123,606,518
Assumed from affiliates	344,668,820	-	344,668,820
Ceded to nonaffiliates	(24,561,412)	(16,590,129)	(41,151,541)
Ceded to affiliates	(283,482,713)	(10,721,484)	(294,204,197)
Net premiums earned	$ 321,649,215	$ 94,753,098	$ 416,402,313
Losses and settlement expenses incurred			
Direct	$ 249,429,916	$ -	$ 249,429,916
Assumed from nonaffiliates	1,619,025	122,680,597	124,299,622
Assumed from affiliates	264,217,463	732,478	264,949,941
Ceded to nonaffiliates	(14,387,241)	(16,010,258)	(30,397,499)
Ceded to affiliates	(249,429,916)	(15,877,627)	(265,307,543)
Net losses and settlement expenses incurred	$ 251,449,247	$ 91,525,190	$ 342,974,437

	Year ended December 31, 2010		
	Property and casualty insurance	Reinsurance	Total
Premiums written			
Direct	$ 261,451,268	$ -	$ 261,451,268
Assumed from nonaffiliates	1,803,365	112,255,735	114,059,100
Assumed from affiliates	332,195,425	-	332,195,425
Ceded to nonaffiliates	(23,204,501)	(28,200,915)	(51,405,416)
Ceded to affiliates	(261,451,268)	-	(261,451,268)
Net premiums written	$ 310,794,289	$ 84,054,820	$ 394,849,109
Premiums earned			
Direct	$ 249,254,444	$ -	$ 249,254,444
Assumed from nonaffiliates	1,907,337	107,458,179	109,365,516
Assumed from affiliates	326,744,028	-	326,744,028
Ceded to nonaffiliates	(23,004,707)	(23,982,687)	(46,987,394)
Ceded to affiliates	(249,254,444)	-	(249,254,444)
Net premiums earned	$ 305,646,658	$ 83,475,492	$ 389,122,150
Losses and settlement expenses incurred			
Direct	$ 177,642,699	$ -	$ 177,642,699
Assumed from nonaffiliates	1,718,591	55,989,808	57,708,399
Assumed from affiliates	210,780,608	1,166,006	211,946,614
Ceded to nonaffiliates	(4,385,038)	(10,629,456)	(15,014,494)
Ceded to affiliates	(177,642,699)	-	(177,642,699)
Net losses and settlement expenses incurred	$ 208,114,161	$ 46,526,358	$ 254,640,519

	Year ended December 31, 2009		
	Property and casualty insurance	Reinsurance	Total
Premiums written			
Direct	$ 247,722,866	$ -	$ 247,722,866
Assumed from nonaffiliates	2,251,157	78,094,405	80,345,562
Assumed from affiliates	333,862,328	-	333,862,328
Ceded to nonaffiliates	(23,298,602)	(2,192,976)	(25,491,578)
Ceded to affiliates	(247,722,866)	-	(247,722,866)
Net premiums written	$ 312,814,883	$ 75,901,429	$ 388,716,312
Premiums earned			
Direct	$ 230,497,985	$ -	$ 230,497,985
Assumed from nonaffiliates	2,364,787	77,741,189	80,105,976
Assumed from affiliates	328,927,476	-	328,927,476
Ceded to nonaffiliates	(23,213,227)	(1,809,324)	(25,022,551)
Ceded to affiliates	(230,497,985)	-	(230,497,985)
Net premiums earned	$ 308,079,036	$ 75,931,865	$ 384,010,901
Losses and settlement expenses incurred			
Direct	$ 154,142,419	$ -	$ 154,142,419
Assumed from nonaffiliates	1,523,446	51,256,602	52,780,048
Assumed from affiliates	202,616,957	673,957	203,290,914
Ceded to nonaffiliates	(5,016,118)	(2,305,385)	(7,321,503)
Ceded to affiliates	(154,142,419)	-	(154,142,419)
Net losses and settlement expenses incurred	$ 199,124,285	$ 49,625,174	$ 248,749,459

Individual lines in the above tables are defined as follows:

- "Direct" represents business produced by the property and casualty insurance subsidiaries.
- "Assumed from nonaffiliates" for the property and casualty insurance subsidiaries represents their aggregate 30 percent pool participation percentage of involuntary business assumed by the pool participants pursuant to state law. For the reinsurance subsidiary, this line represents the reinsurance business assumed through the quota share agreement (including "fronting" activities initiated by Employers Mutual, which were expanded significantly during 2010, most notably with MRB) and the business assumed outside the quota share agreement.
- "Assumed from affiliates" for the property and casualty insurance subsidiaries represents their aggregate 30 percent pool participation percentage of all the pool members' direct business. Losses and settlement expenses incurred also includes claim-related services provided by Employers Mutual that are allocated to the property and casualty insurance subsidiaries and the reinsurance subsidiary.
- "Ceded to nonaffiliates" for the property and casualty insurance subsidiaries represents their aggregate 30 percent pool participation percentage of the cost of the ceded reinsurance agreements that provide protection to the pool and each of its participants. For the reinsurance subsidiary, this line includes reinsurance business that is ceded to other insurance companies in connection with "fronting" activities initiated by Employers Mutual.
- "Ceded to affiliates" for the property and casualty insurance subsidiaries represents the cession of their direct business to Employers Mutual under the terms of the pooling agreement. For the reinsurance subsidiary, starting in 2011 this line includes amounts ceded to Employers Mutual in connection with the excess of loss agreement.

4. LIABILITY FOR LOSSES AND SETTLEMENT EXPENSES

The following table sets forth a reconciliation of beginning and ending reserves for losses and settlement expenses of the Company. Amounts presented are on a net basis, with a reconciliation of beginning and ending reserves to the gross amounts presented in the consolidated financial statements.

	Year ended December 31,		
	2011	2010	2009
Gross reserves at beginning of year	**$ 556,140,956**	$ 556,151,577	$ 573,031,853
Re-valuation due to foreign currency exchange rates	**392,276**	(166,051)	(227,385)
Ceded reserves at beginning of year	**(29,062,553)**	(28,170,575)	(33,009,340)
Net reserves at beginning of year	**527,470,679**	527,814,951	539,795,128
Incurred losses and settlement expenses			
Provision for insured events of the current year	**376,073,620**	305,389,389	297,371,751
Decrease in provision for insured events of prior years	**(33,099,183)**	(50,748,870)	(48,622,292)
Total incurred losses and settlement expenses	**342,974,437**	254,640,519	248,749,459
Payments			
Losses and settlement expenses attributable to insured events of the current year	**167,793,377**	122,330,309	111,501,112
Losses and settlement expenses attributable to insured events of prior years	**146,193,310**	132,654,482	149,228,524
Total payments	**313,986,687**	254,984,791	260,729,636
Net reserves at end of year	**556,458,429**	527,470,679	527,814,951
Ceded reserves at end of year	**36,842,204**	29,062,553	28,170,575
Gross reserves at end of year, before foreign currency re-valuation	**593,300,633**	556,533,232	555,985,526
Re-valuation due to foreign currency exchange rates	**(386)**	(392,276)	166,051
Gross reserves at end of year	**$ 593,300,247**	$ 556,140,956	$ 556,151,577

There is an inherent amount of uncertainty involved in the establishment of insurance liabilities. This uncertainty is greatest in the current and more recent accident years because a smaller percentage of the expected ultimate claims have been reported, adjusted and settled compared to more mature accident years. For this reason, carried reserves for these accident years reflect prudently conservative assumptions. As the carried reserves for these accident years run off, the overall expectation is that, more often than not, favorable development will occur. However, there is also the possibility that the ultimate settlement of liabilities associated with these accident years will show adverse development, and such adverse development could be substantial.

Changes in reserve estimates are reflected in operating results in the year such changes are recorded. Following is an analysis of the reserve development the Company has experienced during the past three years. Care should be exercised when attempting to analyze the financial impact of the reported development amounts because, as noted above, the overall expectation is that, more often than not, favorable development will occur as the prior accident years' reserves run off.

2011 Development

For the property and casualty insurance segment, the December 31, 2011 estimate of loss and settlement expense reserves for accident years 2010 and prior decreased $20,162,952 from the estimate at December 31, 2010. This decrease represented 5.0 percent of the December 31, 2010 gross carried reserves and is primarily attributed to decreased severity associated with the final settlement of prior accident years' claims, lower than expected IBNR emergence, as well as favorable development on settlement expense reserves.

For the reinsurance segment, the December 31, 2011 estimate of loss and settlement expense reserves for accident years 2010 and prior decreased $12,936,231 from the estimate at December 31, 2010. This decrease represented 8.4 percent of the December 31, 2010 gross carried reserves and is largely attributed to reported losses that were below December 2010 implicit projection for policy year 2010 in the Home Office Reinsurance Assumed Department (also known as "HORAD") book of business.

2010 Development

For the property and casualty insurance segment, the December 31, 2010 estimate of loss and settlement expense reserves for accident years 2009 and prior decreased $28,726,238 from the estimate at December 31, 2009. This decrease represented 7.0 percent of the December 31, 2009 gross carried reserves and was primarily attributed to decreased severity associated with the final settlement of prior accident years' claims, lower than expected IBNR emergence, as well as favorable development on settlement expense reserves.

For the reinsurance segment, the December 31, 2010 estimate of loss and settlement expense reserves for accident years 2009 and prior decreased $22,022,632 from the estimate at December 31, 2009. This decrease represented 15.1 percent of the December 31, 2009 gross carried reserves and was largely attributed to reported losses that were below December 2009 implicit projections for policy year 2009 in the HORAD book of business, as well as a $6,065,000 reclassification of prior accident years' IBNR loss reserves to contingent commission reserves by MRB. This reclassification had no impact on net income.

2009 Development

For the property and casualty insurance segment, the December 31, 2009 estimate of loss and settlement expense reserves for accident years 2008 and prior decreased $34,641,246 from the estimate at December 31, 2008. This decrease represented 8.1 percent of the December 31, 2008 gross carried reserves and was primarily attributed to decreased severity associated with the final settlement of prior accident years' claims, lower than expected IBNR emergence, as well as favorable development on settlement expense reserves.

For the reinsurance segment, the December 31, 2009 estimate of loss and settlement expense reserves for accident years 2008 and prior decreased $13,981,046 from the estimate at December 31, 2008. This decrease represented 9.7 percent of the December 31, 2008 gross carried reserves and was largely attributed to reported losses that were below December 2008 implicit projections for policy year 2008 in the HORAD book of business. During the fourth quarter, the reinsurance segment experienced $4,160,000 of favorable development associated with a reduction in bulk IBNR reserves and the winding down of the MAERP Reinsurance Association (formerly known as Mutual Atomic Energy Reinsurance Pool).

5. ASBESTOS AND ENVIRONMENTAL RELATED CLAIMS

The Company has exposure to asbestos and environmental related claims associated with the insurance business written by the parties to the pooling agreement and the reinsurance business assumed from Employers Mutual by the reinsurance subsidiary. These exposures are not considered to be significant. Asbestos and environmental losses paid by the Company have averaged $1,308,536 per year over the past five years, but have increased during the past four years. Reserves for asbestos and environmental related claims for direct insurance and assumed reinsurance business totaled $7,671,611 and $8,043,534 ($6,933,138 and $7,083,222 net of reinsurance) at December 31, 2011 and 2010, respectively.

At present, the pool participants are defending approximately 1,180 asbestos bodily injury lawsuits, some of which involve multiple plaintiffs. Seven former policyholders and one current policyholder dominate the pool participants' asbestos claims. Most of the lawsuits are subject to express reservation of rights based upon the lack of an injury within the applicable policy periods, because many asbestos lawsuits do not specifically allege dates of asbestos exposure or dates of injury. During 2003, the pool participants were presented with several hundred plaintiff lawsuits (primarily multi-plaintiff lawsuits) filed against three former policyholders representing approximately 66,500 claimants related to exposure to asbestos or products containing asbestos. These claims are based upon nonspecific asbestos exposure and nonspecific injuries. As a result, management did not establish a significant amount of case loss reserves for these claims. Several of the multi-plaintiff lawsuits (including the vast majority of those associated with one former policyholder) were dismissed. As of December 31, 2011, approximately 2,250 of the claims remain open. During 2006, the pool participants received notice that another former policyholder was a named defendant in approximately 33,000 claims nationwide. As of December 31, 2011, approximately 4,710 of these claims remain open, though a settlement for these claims has been reached and is awaiting final approval by all parties to the lawsuit.

Prior to 2008, actual losses paid for asbestos-related claims had been minimal due to the plaintiffs' failure to identify an exposure to any asbestos-containing product associated with the pool participants' current and former policyholders. However, paid losses and settlement expenses have increased significantly during the past four years as a result of claims attributed to two former policyholders. One of these former policyholders, a broker of various products, including asbestos, settled a claim for approximately $450,000 (the Company's share) in 2008. At December 31, 2011, five additional claims associated with this former policyholder remain open, though similar exposure on these claims is not anticipated. The other former policyholder, a furnace manufacturer, had multiple claims settle for a total of approximately $991,000 (the Company's share) during the period 2009 through 2011. The asbestos exposure associated with this former policyholder has increased in recent years, and this trend may possibly continue into the future due to increased per plaintiff settlements. Approximately 260 asbestos exposure claims associated with this former policyholder remain open.

IBNR loss reserves have been established to cover estimated ultimate losses. The asbestos IBNR reserves were increased in each of the last four years based on examinations of the implied three-year survival ratio (ratio of loss and settlement expense reserves to the three-year average of loss and settlement expense payments), which has deteriorated due to an increase in both paid losses and paid settlement expenses. Settlement expense payments have increased significantly since 2008 and have been the primary driver behind the implemented reserve increases. The primary cause of this increase in paid settlement expenses is the retention of a National Coordinating Counsel (NCC) in 2008 for a policyholder having exposure in numerous jurisdictions. The NCC has provided, and continues to provide, significant services in the areas of document review, discovery, deposition and trial preparation. The dollar amount of paid losses peaked in 2008, and though subsequent years have fared better, payment activity remains significantly higher than pre-2008 levels. Environmental IBNR reserves are established in consideration of the implied three-year survival ratio.

Estimating loss and settlement expense reserves for asbestos and environmental claims is very difficult due to the many uncertainties surrounding these types of claims. These uncertainties exist because the assignment of responsibility varies widely by state and claims often emerge long after a policy has expired, which makes assignment of damages to the appropriate party and to the time period covered by a particular policy difficult. In establishing reserves for these types of claims, management monitors the relevant facts concerning each claim, the current status of the legal environment, social and political conditions, and claim history and trends within the Company and the industry.

6. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The Company's insurance subsidiaries are required to file financial statements with state regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting practices that differ from GAAP. Prescribed statutory accounting principles include state laws, regulations and general administrative rules issued by the state of domicile, as well as a variety of publications and manuals of the National Association of Insurance Commissioners (NAIC). Permitted accounting practices encompass all accounting practices not prescribed, but allowed by the state of domicile. The Company's insurance subsidiaries had no permitted accounting practices during 2011, 2010 or 2009.

Statutory surplus of the Company's insurance subsidiaries was $325,218,421 and $347,132,678 at December 31, 2011 and 2010, respectively. Statutory net income (loss) of the Company's insurance subsidiaries was ($5,274,698), $34,459,093 and $46,824,981 for 2011, 2010 and 2009, respectively.

The NAIC utilizes a risk-based capital model to help state regulators assess the capital adequacy of insurance companies and identify insurers that are in, or are perceived as approaching, financial difficulty. This model establishes minimum capital needs based on the risks applicable to the operations of the individual insurer. The risk-based capital requirements for property and casualty insurance companies measure three major areas of risk: asset risk, credit risk and underwriting risk. Companies having less statutory surplus than required by the risk-based capital requirements are subject to varying degrees of regulatory scrutiny and intervention, depending on the severity of the inadequacy. At December 31, 2011, the Company's insurance subsidiaries had total adjusted statutory capital well in excess of the minimum risk-based capital requirement.

The amount of dividends available for distribution to the Company by its insurance subsidiaries is limited by law to a percentage of the statutory unassigned surplus of each of the subsidiaries as of the previous December 31, as determined in accordance with accounting practices prescribed by insurance regulatory authorities of the state of domicile of each subsidiary. Subject to this limitation, the maximum dividend that may be paid within a 12 month period without prior approval of the insurance regulatory authorities is generally restricted to the greater of 10 percent of statutory surplus as regards policyholders as of the preceding December 31, or net income of the preceding calendar year on a statutory basis, not greater than earned statutory surplus. At December 31, 2011, $32,521,842 was available for distribution to the Company in 2012 without prior approval.

7. SEGMENT INFORMATION

The Company's operations consist of a property and casualty insurance segment and a reinsurance segment. The property and casualty insurance segment writes both commercial and personal lines of insurance, with a focus on medium-sized commercial accounts. The reinsurance segment provides reinsurance for other insurers and reinsurers. The segments are managed separately due to differences in the insurance products sold and the business environment in which they operate. The accounting policies of the segments are described in note 1, Summary of Significant Accounting Policies.

Summarized financial information for the Company's segments is as follows:

Year ended December 31, 2011	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	**$ 321,649,215**	**$ 94,753,098**	**$ -**	**$ 416,402,313**
Underwriting loss	**(45,544,263)**	**(17,132,827)**	**-**	**(62,677,090)**
Net investment income (loss)	**33,718,436**	**12,395,350**	**(2,861)**	**46,110,925**
Realized investment gains	**6,970,028**	**2,333,265**	**-**	**9,303,293**
Other income	**790,802**	**37,308**	**-**	**828,110**
Interest expense	**900,000**	**-**	**-**	**900,000**
Other expenses	**750,675**	**591,850**	**1,330,129**	**2,672,654**
Loss before income tax benefit	**$ (5,715,672)**	**$ (2,958,754)**	**$ (1,332,990)**	**$ (10,007,416)**
Assets	**$ 900,983,689**	**$ 325,962,863**	**$ 359,053,054**	**$ 1,585,999,606**
Eliminations	**-**	**-**	**(355,540,694)**	**(355,540,694)**
Net assets	**$ 900,983,689**	**$ 325,962,863**	**$ 3,512,360**	**$ 1,230,458,912**

Year ended December 31, 2010	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 305,646,658	$ 83,475,492	$ -	$ 389,122,150
Underwriting profit (loss)	(18,963,921)	9,909,051	-	(9,054,870)
Net investment income (loss)	36,966,159	12,523,505	(449)	49,489,215
Realized investment gains	3,078,289	790,514	-	3,868,803
Other income	783,346	-	-	783,346
Interest expense	900,000	-	-	900,000
Other expenses	753,014	(345,978)	1,334,234	1,741,270
Income (loss) before income tax expense (benefit)	$ 20,210,859	$ 23,569,048	$ (1,334,683)	$ 42,445,224
Assets	$ 876,034,367	$ 310,104,843	$ 369,116,425	$ 1,555,255,635
Eliminations	-	-	(363,926,907)	(363,926,907)
Reclassifications	-	(3,534,230)	-	(3,534,230)
Net assets	$ 876,034,367	$ 306,570,613	$ 5,189,518	$ 1,187,794,498

Year ended December 31, 2009	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 308,079,036	$ 75,931,865	$ -	$ 384,010,901
Underwriting profit (loss)	(10,387,142)	9,548,201	-	(838,941)
Net investment income	35,679,586	12,069,177	10,543	47,759,306
Realized investment gains (losses)	19,581,814	(1,659,543)	-	17,922,271
Other income	752,635	2,543	-	755,178
Interest expense	900,000	-	-	900,000
Other expenses	855,846	(29,237)	1,346,388	2,172,997
Income (loss) before income tax expense (benefit)	$ 43,871,047	$ 19,989,615	$ (1,335,845)	$ 62,524,817

The following table displays the net premiums earned of the property and casualty insurance segment and the reinsurance segment for the three years ended December 31, 2011, by line of insurance.

	Year ended December 31,		
	2011	2010	2009
Property and casualty insurance segment			
Commercial lines:			
Automobile	**$ 67,110,580**	$ 65,097,220	$ 65,721,232
Property	**69,239,781**	65,380,689	62,114,549
Workers' compensation	**68,323,060**	63,539,473	65,612,659
Liability	**60,455,101**	58,180,559	62,872,730
Other	**7,626,542**	8,429,630	8,820,064
Total commercial lines	**272,755,064**	260,627,571	265,141,234
Personal lines:			
Automobile	**27,514,345**	25,383,097	23,516,997
Property	**20,824,263**	19,099,403	18,844,395
Liability	**555,543**	536,587	576,410
Total personal lines	**48,894,151**	45,019,087	42,937,802
Total property and casualty insurance	**$ 321,649,215**	$ 305,646,658	$ 308,079,036
Reinsurance segment			
Pro rata reinsurance:			
Property and casualty	**$ 9,398,123**	$ 7,752,937	$ 7,379,461
Property	**13,798,857**	14,650,486	19,978,045
Crop	**5,681,196**	3,246,597	2,176,737
Casualty	**1,261,047**	666,791	1,086,934
Marine/Aviation	**889,350**	668,275	373,016
Total pro rata reinsurance	**31,028,573**	26,985,086	30,994,193
Excess of loss reinsurance:			
Property	**53,170,244**	45,540,294	35,221,000
Casualty	**10,561,260**	10,929,859	9,741,047
Surety	**(6,979)**	20,253	(24,375)
Total excess of loss reinsurance	**63,724,525**	56,490,406	44,937,672
Total reinsurance	**$ 94,753,098**	$ 83,475,492	$ 75,931,865
Consolidated	**$ 416,402,313**	$ 389,122,150	$ 384,010,901

8. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and the estimated fair value of the Company's financial instruments is summarized below.

	Carrying amount	Estimated fair value
December 31,2011		
Assets:		
Fixed maturity securities available-for-sale:		
U.S. treasury	$ 5,011,250	$ 5,011,250
U.S. government-sponsored agencies	152,179,684	152,179,684
Obligations of states and political subdivisions	401,127,528	401,127,528
Commercial mortgage-backed	99,106,059	99,106,059
Residential mortgage-backed	21,902,112	21,902,112
Other asset-backed	11,942,191	11,942,191
Corporate	266,934,752	266,934,752
Total fixed maturity securities available-for-sale	958,203,576	958,203,576
Equity securities available-for-sale:		
Common stocks:		
Financial services	9,518,685	9,518,685
Information technology	17,818,367	17,818,367
Healthcare	16,237,164	16,237,164
Consumer staples	10,460,870	10,460,870
Consumer discretionary	13,710,379	13,710,379
Energy	19,947,029	19,947,029
Industrials	5,742,518	5,742,518
Other	12,916,041	12,916,041
Non-redeemable preferred stocks	4,949,000	4,949,000
Total equity securities available-for-sale	111,300,053	111,300,053
Short-term investments	42,628,926	42,628,926
Other long-term investments	14,527	14,527
Liabilities:		
Surplus notes	25,000,000	17,285,170

	Carrying amount	Estimated fair value
December 31,2010		
Assets:		
Fixed maturity securities held-to-maturity:		
Residential mortgage-backed	$ 340,803	$ 389,679
Total fixed maturity securities held-to-maturity	340,803	389,679
Fixed maturity securities available-for-sale:		
U.S. treasury	4,801,766	4,801,766
U.S. government-sponsored agencies	168,072,840	168,072,840
Obligations of states and political subdivisions	390,932,504	390,932,504
Commercial mortgage-backed	93,222,219	93,222,219
Residential mortgage-backed	34,285,838	34,285,838
Other asset-backed	13,100,849	13,100,849
Corporate	237,121,010	237,121,010
Total fixed maturity securities available-for-sale	941,537,026	941,537,026
Equity securities available-for-sale:		
Common stocks:		
Financial services	11,246,421	11,246,421
Information technology	17,350,652	17,350,652
Healthcare	12,785,689	12,785,689
Consumer staples	7,784,286	7,784,286
Consumer discretionary	12,162,474	12,162,474
Energy	9,381,310	9,381,310
Industrials	7,466,153	7,466,153
Other	14,630,005	14,630,005
Non-redeemable preferred stocks	8,331,992	8,331,992
Total equity securities available-for-sale	101,138,982	101,138,982
Short-term investments	36,616,111	36,616,111
Other long-term investments	29,827	29,827
Liabilities:		
Surplus notes	25,000,000	15,222,572

The estimated fair value of fixed maturity securities, equity securities and short-term investments is based on quoted market prices, where available. In cases where quoted market prices are not available, fair values are based on a variety of valuation techniques depending on the type of security.

Other long-term investments, consisting primarily of holdings in limited partnerships and limited liability companies, are valued by the various fund managers. In management's opinion, these values reflect fair value at December 31, 2011 and 2010.

The estimated fair value of the surplus notes is derived by discounting future expected cash flows at a rate deemed appropriate. The discount rate was set at the average of current yields-to-maturity on several insurance company surplus notes that are traded in observable markets, adjusted upward by 50 basis points to reflect illiquidity and perceived risk premium differences. Other assumptions include a 25 year term for the surplus notes (the surplus notes have no stated maturity date) and an interest rate that continues at the current rate (the rate is typically adjusted every five years and is based upon the then-current Federal Home Loan Bank borrowing rate for 5-year funds available to Employers Mutual).

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

Level 3 - Prices or valuation techniques that require significant unobservable inputs because observable inputs are not available. The unobservable inputs may reflect the Company's own judgments about the assumptions that market participants would use.

The Company uses an independent pricing source to obtain the estimated fair value of a majority of its securities, subject to an internal validation. The fair value is based on quoted market prices, where available. This is typically the case for equity securities and short-term investments, which are accordingly classified as Level 1 fair value measurements. In cases where quoted market prices are not available, fair value is based on a variety of valuation techniques depending on the type of security. Fixed maturity securities in the Company's portfolio may not trade on a daily basis; however, observable inputs are utilized in their valuations, and these securities are therefore classified as Level 2 fair value measurements. Following is a brief description of the various pricing techniques used by the independent pricing source for different asset classes.

- U.S. Treasury securities (including bonds, notes, and bills) are priced according to a number of live data sources, including active market makers and inter-dealer brokers. Prices from these sources are reviewed based on the sources' historical accuracy for individual issues and maturity ranges.
- U.S. government-sponsored agencies and corporate securities (including fixed-rate corporate bonds and medium-term notes) are priced by determining a bullet (non-call) spread scale for each issuer for maturities going out to forty years. These spreads represent credit risk and are obtained from the new issue market, secondary trading, and dealer quotes. An option adjusted spread model is incorporated to adjust spreads of issues that have early redemption features. The final spread is then added to the U.S. Treasury curve.
- Obligations of states and political subdivisions are priced by tracking and analyzing actively quoted issues and reported trades, material event notices and benchmark yields. Municipal bonds with similar characteristics are grouped together into market sectors, and internal yield curves are constructed daily for these sectors. Individual bond evaluations are extrapolated from these sectors, with the ability to make individual spread adjustments for attributes such as discounts, premiums, alternative minimum tax, and/or whether or not the bond is callable.
- Mortgage-backed securities are first reviewed for the appropriate pricing speed, spread, yield and volatility. The securities are priced with models using spreads and other information solicited from Wall Street buy- and sell-side sources, including primary and secondary dealers, portfolio managers, and research analysts. To determine a tranche's price, first the benchmark yield is determined and adjusted for collateral performance, tranche level attributes and market conditions. Then the cash flow for each tranche is generated (using consensus prepayment speed assumptions including, as appropriate, a prepayment projection based on historical statistics of the underlying collateral). The tranche-level yield is used to discount the cash flows and generate the price. Depending on the characteristics of the tranche, a volatility-driven, multi-dimensional single cash flow stream model or an option-adjusted spread model may be used. When cash flows or other security structure or market information is not available, broker quotes may be used.

On a quarterly basis, the Company receives from its independent pricing service a list of fixed maturity securities, if any, that were priced solely from broker quotes. For these securities, fair value may be determined using the broker quotes, or by the Company using similar pricing techniques as the Company's independent pricing service. Depending on the level of observable inputs, these securities would be classified as Level 2 or Level 3 fair value measurements. At December 31, 2011 and 2010, the Company did not hold any fixed maturity securities that were priced solely from broker quotes.

A small number of the Company's securities are not priced by the independent pricing service. One is an equity security that is reported as a Level 3 fair value measurement at December 31, 2011 and 2010, since no reliable observable inputs are used in its valuation. This equity security continues to be reported at the fair value obtained from the Securities Valuation Office (SVO) of the National Association of Insurance Commissioners (NAIC). The SVO establishes a per share price for this security based on an annual review of that company's financial statements. This review is typically performed during the second quarter, and resulted in a fair value for the shares held by the Company of $2,250 at December 31, 2011 and $2,130 at December 31, 2010. The other security not priced by the Company's independent pricing service at December 31, 2011 is a fixed maturity security (three fixed maturity securities were not priced by the Company's independent pricing service at December 31, 2010). These fixed maturity securities are classified as Level 2 fair value measurements and are carried at aggregate fair values of $3,212,453 at December 31, 2011 and $12,914,542 at December 31, 2010. The fair values for these fixed maturity securities were obtained from the Company's investment custodian using independent pricing services which utilize similar pricing techniques as the Company's independent pricing service.

The Company's fixed maturity and equity securities available-for-sale, as well as short-term investments, are measured at fair value on a recurring basis. No assets or liabilities are currently measured at fair value on a non-recurring basis. Presented in the table below are the Company's assets that are measured at fair value on a recurring basis as of December 31, 2011 and 2010.

Description	Total	Fair value measurements at December 31, 2011 using Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed maturity securities available-for-sale:				
U.S. treasury	$ **5,011,250**	$ **-**	$ **5,011,250**	$ **-**
U.S. government-sponsored agencies	**152,179,684**	**-**	**152,179,684**	**-**
Obligations of states and political subdivisions	**401,127,528**	**-**	**401,127,528**	**-**
Commercial mortgage-backed	**99,106,059**	**-**	**99,106,059**	**-**
Residential mortgage-backed	**21,902,112**	**-**	**21,902,112**	**-**
Other asset-backed	**11,942,191**	**-**	**11,942,191**	**-**
Corporate	**266,934,752**	**-**	**266,934,752**	**-**
Total fixed maturity securities available-for-sale	**958,203,576**	**-**	**958,203,576**	**-**
Equity securities available-for-sale:				
Common stocks:				
Financial services	**9,518,685**	**9,516,435**	**-**	**2,250**
Information technology	**17,818,367**	**17,818,367**	**-**	**-**
Healthcare	**16,237,164**	**16,237,164**	**-**	**-**
Consumer staples	**10,460,870**	**10,460,870**	**-**	**-**
Consumer discretionary	**13,710,379**	**13,710,379**	**-**	**-**
Energy	**19,947,029**	**19,947,029**	**-**	**-**
Industrials	**5,742,518**	**5,742,518**	**-**	**-**
Other	**12,916,041**	**12,916,041**	**-**	**-**
Non-redeemable preferred stocks	**4,949,000**	**4,949,000**	**-**	**-**
Total equity securities available-for-sale	**111,300,053**	**111,297,803**	**-**	**2,250**
Short-term investments	**42,628,926**	**42,628,926**	**-**	**-**
	$ **1,112,132,555**	$ **153,926,729**	$ **958,203,576**	$ **2,250**

Description	Total	Fair value measurements at December 31, 2010 using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed maturity securities available-for-sale:				
U.S. treasury	$ 4,801,766	$ -	$ 4,801,766	$ -
U.S. government-sponsored agencies	168,072,840	-	168,072,840	-
Obligations of states and political subdivisions	390,932,504	-	390,932,504	-
Commercial mortgage-backed	93,222,219	-	93,222,219	-
Residential mortgage-backed	34,285,838	-	34,285,838	-
Other asset-backed	13,100,849	-	13,100,849	-
Corporate	237,121,010	-	237,121,010	-
Total fixed maturity securities available-for-sale	941,537,026	-	941,537,026	-
Equity securities available-for-sale:				
Common stocks:				
Financial services	11,246,421	11,244,291	-	2,130
Information technology	17,350,652	17,350,652	-	-
Healthcare	12,785,689	12,785,689	-	-
Consumer staples	7,784,286	7,784,286	-	-
Consumer discretionary	12,162,474	12,162,474	-	-
Energy	9,381,310	9,381,310	-	-
Industrials	7,466,153	7,466,153	-	-
Other	14,630,005	14,630,005	-	-
Non-redeemable preferred stocks	8,331,992	8,331,992	-	-
Total equity securities available-for-sale	101,138,982	101,136,852	-	2,130
Short-term investments	36,616,111	36,616,111	-	-
	$ 1,079,292,119	$ 137,752,963	$ 941,537,026	$ 2,130

Presented in the table below is a reconciliation of the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2011 and 2010. Any unrealized gains or losses on these securities are recognized in other comprehensive income. Any gains or losses from disposals or impairments of these securities are reported as realized investment gains or losses in net income.

	Fair value measurements using significant unobservable inputs (Level 3)	
	Equity securities available-for-sale, financial services	Total
Balance at December 31, 2009	$ 2,014	$ 2,014
Total unrealized gains included in other comprehensive income	116	116
Balance at December 31, 2010	2,130	2,130
Total unrealized gains included in other comprehensive income	120	120
Balance at December 31, 2011	$ 2,250	$ 2,250

There were no transfers into or out of Levels 1 or 2 during 2011 or 2010. It is the Company's policy to recognize transfers between levels at the beginning of the reporting period.

9. INVESTMENTS

Investments of the Company's insurance subsidiaries are subject to the insurance laws of the state of their incorporation. These laws prescribe the kind, quality and concentration of investments that may be made by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks and real estate mortgages. The Company believes that it is in compliance with these laws.

The amortized cost and estimated fair value of securities held-to-maturity and available-for-sale as of December 31, 2011 and 2010 are as follows. Securities classified as held-to-maturity are carried at amortized cost. All other securities have been classified as available-for-sale and are carried at fair value.

December 31, 2011	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury	$ 4,681,611	$ 329,639	$ -	$ 5,011,250
U.S. government-sponsored agencies	149,016,862	3,162,822	-	152,179,684
Obligations of states and political subdivisions	373,597,081	27,530,447	-	401,127,528
Commercial mortgage-backed	89,452,202	9,694,648	40,791	99,106,059
Residential mortgage-backed	20,740,802	1,191,625	30,315	21,902,112
Other asset-backed	10,440,167	1,502,024	-	11,942,191
Corporate	252,010,891	16,438,873	1,515,012	266,934,752
Total fixed maturity securities	899,939,616	59,850,078	1,586,118	958,203,576
Equity securities:				
Common stocks:				
Financial services	8,479,330	1,055,486	16,131	9,518,685
Information technology	12,757,833	5,165,021	104,487	17,818,367
Healthcare	13,150,669	3,090,110	3,615	16,237,164
Consumer staples	9,572,447	896,769	8,346	10,460,870
Consumer discretionary	9,054,299	4,675,095	19,015	13,710,379
Energy	15,932,242	4,029,892	15,105	19,947,029
Industrials	4,983,996	802,862	44,340	5,742,518
Other	11,774,715	1,164,832	23,506	12,916,041
Non-redeemable preferred stocks	5,160,600	232,400	444,000	4,949,000
Total equity securities	90,866,131	21,112,467	678,545	111,300,053
Total securities available-for-sale	$ 990,805,747	$ 80,962,545	$ 2,264,663	$ 1,069,503,629

December 31, 2010	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
Residential mortgage-backed	$ 340,803	$ 48,876	$ -	$ 389,679
Total securities held-to-maturity	$ 340,803	$ 48,876	$ -	$ 389,679
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury	$ 4,747,814	$ 53,952	$ -	$ 4,801,766
U.S. government-sponsored agencies	167,976,167	1,995,829	1,899,156	168,072,840
Obligations of states and political subdivisions	384,164,252	11,650,499	4,882,247	390,932,504
Commercial mortgage-backed	82,906,928	10,341,728	26,437	93,222,219
Residential mortgage-backed	32,801,281	1,664,155	179,598	34,285,838
Other asset-backed	12,100,433	1,056,995	56,579	13,100,849
Corporate	224,885,907	12,954,535	719,432	237,121,010
Total fixed maturity securities	909,582,782	39,717,693	7,763,449	941,537,026
Equity securities:				
Common stocks:				
Financial services	8,630,273	2,667,761	51,613	11,246,421
Information technology	11,215,431	6,163,395	28,174	17,350,652
Healthcare	10,200,062	2,705,556	119,929	12,785,689
Consumer staples	6,010,692	1,834,157	60,563	7,784,286
Consumer discretionary	7,636,589	4,535,110	9,225	12,162,474
Energy	6,350,228	3,031,082	-	9,381,310
Industrials	5,395,949	2,096,834	26,630	7,466,153
Other	11,281,815	3,350,963	2,773	14,630,005
Non-redeemable preferred stocks	9,000,000	100,000	768,008	8,331,992
Total equity securities	75,721,039	26,484,858	1,066,915	101,138,982
Total securities available-for-sale	$ 985,303,821	$ 66,202,551	$ 8,830,364	$ 1,042,676,008

The following table sets forth the estimated fair value and gross unrealized losses associated with investment securities that were in an unrealized loss position as of December 31, 2011 and 2010, listed by length of time the securities were in an unrealized loss position.

December 31, 2011	Less than twelve months		Twelve months or longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturity securities:						
Commercial mortgage-backed	**$ 8,865,991**	**$ 30,729**	**$ 2,987,967**	**$ 10,062**	**$ 11,853,958**	**$ 40,791**
Residential mortgage-backed	**-**	**-**	**471,941**	**30,315**	**471,941**	**30,315**
Corporate	**40,789,555**	**1,332,242**	**817,500**	**182,770**	**41,607,055**	**1,515,012**
Total, fixed maturity securities	**49,655,546**	**1,362,971**	**4,277,408**	**223,147**	**53,932,954**	**1,586,118**
Equity securities:						
Common stocks:						
Financial services	**853,572**	**16,131**	**-**	**-**	**853,572**	**16,131**
Information technology	**3,074,796**	**101,096**	**49,324**	**3,391**	**3,124,120**	**104,487**
Healthcare	**1,912,273**	**3,615**	**-**	**-**	**1,912,273**	**3,615**
Consumer staples	**1,259,440**	**8,346**	**-**	**-**	**1,259,440**	**8,346**
Consumer discretionary	**191,508**	**19,015**	**-**	**-**	**191,508**	**19,015**
Energy	**712,268**	**15,105**	**-**	**-**	**712,268**	**15,105**
Industrials	**1,486,762**	**44,340**	**-**	**-**	**1,486,762**	**44,340**
Other	**1,053,572**	**23,506**	**-**	**-**	**1,053,572**	**23,506**
Non-redeemable preferred stocks	**-**	**-**	**1,556,000**	**444,000**	**1,556,000**	**444,000**
Total, equity securities	**10,544,191**	**231,154**	**1,605,324**	**447,391**	**12,149,515**	**678,545**
Total temporarily impaired securities	**$ 60,199,737**	**$ 1,594,125**	**$ 5,882,732**	**$ 670,538**	**$ 66,082,469**	**$ 2,264,663**

December 31, 2010	Less than twelve months		Twelve months or longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturity securities:						
U.S. government-sponsored agencies	$ 64,030,427	$ 1,899,156	$ -	$ -	$ 64,030,427	$ 1,899,156
Obligations of states and political subdivisions	97,769,789	4,882,247	-	-	97,769,789	4,882,247
Commercial mortgage-backed	3,998,831	26,437	-	-	3,998,831	26,437
Residential mortgage-backed	11,346,913	157,798	1,222,717	21,800	12,569,630	179,598
Other asset-backed	3,331,324	56,579	-	-	3,331,324	56,579
Corporate	38,270,674	719,432	-	-	38,270,674	719,432
Total, fixed maturity securities	218,747,958	7,741,649	1,222,717	21,800	219,970,675	7,763,449
Equity securities:						
Common stocks:						
Financial services	1,608,012	51,613	-	-	1,608,012	51,613
Information technology	879,805	28,174	-	-	879,805	28,174
Healthcare	3,551,623	119,929	-	-	3,551,623	119,929
Consumer staples	1,218,294	60,563	-	-	1,218,294	60,563
Consumer discretionary	253,023	9,225	-	-	253,023	9,225
Industrials	761,616	26,630	-	-	761,616	26,630
Other	42,752	2,773	-	-	42,752	2,773
Non-redeemable preferred stocks	-	-	4,231,992	768,008	4,231,992	768,008
Total, equity securities	8,315,125	298,907	4,231,992	768,008	12,547,117	1,066,915
Total temporarily impaired securities	$ 227,063,083	$ 8,040,556	$ 5,454,709	$ 789,808	$ 232,517,792	$ 8,830,364

Unrealized losses on fixed maturity securities totaled $1,586,118 at December 31, 2011 and were primarily associated with corporate securities. The primary factor contributing to these unrealized losses was a widening of the risk premium spread over U.S. Treasuries in the banking sector. Of all the securities that are in an unrealized loss position, all but one residential mortgage-backed security are considered investment grade by credit rating agencies. Because management does not intend to sell these securities, does not believe it will be required to sell these securities before recovery, and believes it will collect the amounts due on these securities, it was determined that these securities were not "other-than-temporarily" impaired at December 31, 2011.

The unrealized losses on common stocks at December 31, 2011 are not concentrated in a particular sector or in an individual security. The Company believes the unrealized losses on common stocks are primarily due to general fluctuations in the equity markets. Because the Company has the ability and intent to hold these securities for a reasonable amount of time to allow for recovery, it was determined that these securities were not "other-than-temporarily" impaired at December 31, 2011.

All of the Company's preferred stock holdings are perpetual preferred stocks. The Company evaluates perpetual preferred stocks with unrealized losses for "other-than-temporary" impairment similar to fixed maturity securities since they have debt-like characteristics such as periodic cash flows in the form of dividends and call features, are rated by rating agencies and are priced like other long-term callable fixed maturity securities. There was no evidence of any credit deterioration in the issuers of the preferred stocks and the Company does not intend to sell these securities before recovery, nor does it believe it will be required to sell these securities before recovery; therefore, it was determined that these securities were not "other-than-temporarily" impaired at December 31, 2011.

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2011, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
Securities available-for-sale:		
Due in one year or less	$ 12,953,618	$ 13,202,544
Due after one year through five years	110,298,327	113,672,236
Due after five years through ten years	163,262,650	175,193,257
Due after ten years	503,232,017	535,127,368
Mortgage-backed securities	110,193,004	121,008,171
Totals	$ 899,939,616	$ 958,203,576

A summary of realized investment gains and (losses) is as follows:

	Year ended December 31,		
	2011	2010	2009
Fixed maturity securities held-to-maturity:			
Gross realized investment gains	**$ 47,077**	$ -	$ -
Fixed maturity securities available-for-sale:			
Gross realized investment gains	**1,236,302**	1,325,345	1,636,291
Gross realized investment losses	**(572,071)**	(87,082)	(50,000)
"Other-than-temporary" impairments	**(221,956)**	(204,045)	(2,657,094)
Equity securities available-for-sale:			
Gross realized investment gains	**18,604,135**	5,794,677	29,173,686
Gross realized investment losses	**(4,052,016)**	(779,861)	(2,729,329)
"Other-than-temporary" impairments	**(5,738,178)**	(2,180,231)	(7,451,283)
Totals	**$ 9,303,293**	$ 3,868,803	$ 17,922,271

Gains and losses realized on the disposition of investments are included in net income. The cost of investments sold is determined on the specific identification method using the highest cost basis first. During the fourth quarter of 2011, the Company sold all of its held-to-maturity securities, which consisted solely of small balances remaining on Government National Mortgage Association (GNMA) securities (total amortized cost of $340,935). These securities were ultimately purchased by GNMA, who repackaged them into a single security and resold them through a broker to the Company on the same day. The transaction was conducted to improve administrative efficiency, increase liquidity and reduce custodial costs. The amounts reported as "other-than-temporary" impairments during 2011 include the impairment of four fixed maturity securities and 36 equity securities. The Company impaired two fixed maturity securities and 23 equity securities during 2010, and three fixed maturity securities and 34 equity securities during 2009. The impairment losses recognized on equity securities were triggered because management determined that those securities would likely be sold prior to recovering in value to their cost basis.

On April 1, 2009, the Company adopted updated guidance related to the Investments - Debt and Equity Securities Topic 310 of the FASB ASC. This pronouncement required a cumulative effect adjustment from retained earnings to "accumulated other comprehensive income" for the non-credit component of previous "other-than-temporary" impairment losses recognized on fixed maturity securities still held as of the date of adoption. The only "other-than-temporarily" impaired fixed maturity security held by the Company as of the adoption date was Chemtura Corporation securities. On the date of adoption the credit component of the loss amounted to $1,229,779, which was measured as the difference between the present value of the estimated cash flows ($1,770,000) and the original amortized cost basis ($2,999,779). The non-credit component of the loss ($990,000) was measured as the difference between the fair value ($780,000) and the present value of the estimated cash flows ($1,770,000). This non-credit component of the loss ($643,000 after taxes) was treated as a change in accounting principle, and was reclassified from retained earnings to "accumulated other comprehensive income" as of April 1, 2009. This security was subsequently sold during the third quarter of 2009 for proceeds of $2,617,500, resulting in a realized gain of $847,500.

The Company also recognized an "other-than-temporary" impairment loss on a residential mortgage-backed security during 2009. The total impairment on this security was $248,618, with $87,315 determined as the credit loss component recognized in earnings and the remaining $161,303 recognized in other comprehensive income.

During the first quarter of 2010, the Company determined that the credit loss associated with the previously impaired residential mortgage-backed security increased, resulting in an additional $120,539 impairment loss recognized in earnings in the first quarter of 2010. The Company also recognized $83,506 of "other-than-temporary" impairment loss on a second residential mortgage-backed security during the first quarter of 2010 due to management's intent to sell the security, which was completed during the second quarter. In the second quarter of 2011, management determined that it would sell four residential mortgage-backed securities that were in an unrealized loss position, resulting in the recognition of $221,956 of impairment losses (including $86,017 on a previously impaired security that had a portion of its impairment in "other comprehensive income"). The sales of these securities were completed during the third quarter.

The following table is a roll forward of the cumulative credit losses on fixed maturity securities that have been recognized in earnings from "other-than-temporary" impairments. Note that this table only includes the credit loss component of "other-than-temporary" impairments, and does not include the non-credit loss component of impairments (which is recognized through "other comprehensive income") or impairments that are recognized through earnings in their entirety (not subject to bifurcation between credit and non-credit components).

	Year ended December 31,		
	2011	2010	2009
Balance at beginning of year	**$ 207,854**	$ 87,315	$ -
Additional credit loss for which an "other-than-temporary" impairment loss was previously recognized	**-**	120,539	-
Credit loss for which an "other-than-temporary" impairment loss was not previously recognized	**-**	-	1,317,094
Reduction for credit loss associated with previously recognized "other-than-temporary" impairment due to management's intent to sell the security	**(207,854)**	-	(1,229,779)
Balance at end of year	**$ -**	$ 207,854	$ 87,315

A summary of net investment income is as follows:

	Year ended December 31,		
	2011	2010	2009
Interest on fixed maturity securities	**$ 44,874,829**	$ 48,661,716	$ 46,560,740
Dividends on equity securities	**2,361,929**	1,969,281	1,938,189
Interest on short-term investments	**143,529**	137,745	606,399
Interest on long-term investments	**27,472**	26,437	26,437
Fees from securities lending	**-**	195	104,786
Total investment income	**47,407,759**	50,795,374	49,236,551
Investment expenses	**(1,296,834)**	(1,306,159)	(1,477,245)
Net investment income	**$ 46,110,925**	$ 49,489,215	$ 47,759,306

A summary of net changes in unrealized holding gains (losses) on securities available-for-sale is as follows:

	Year ended December 31,		
	2011	2010	2009
Fixed maturity securities	**$ 26,309,716**	$ 4,968,032	$ 35,398,021
Deferred income tax expense	**9,208,402**	1,738,811	12,389,307
Total fixed maturity securities	**17,101,314**	3,229,221	23,008,714
Equity securities	**(4,984,021)**	8,342,884	3,728,518
Deferred income tax expense (benefit)	**(1,744,407)**	2,920,009	1,304,982
Total equity securities	**(3,239,614)**	5,422,875	2,423,536
Total available-for-sale securities	**$ 13,861,700**	$ 8,652,096	$ 25,432,250

10. INCOME TAXES

Temporary differences between the consolidated financial statement carrying amount and tax basis of assets and liabilities that give rise to significant portions of the deferred income tax asset at December 31, 2011 and 2010 are as follows:

	December 31,	
	2011	2010
Loss reserve discounting	**$ 20,055,111**	$ 19,811,790
Unearned premium reserve limitation	**11,989,717**	11,082,443
Retirement benefits	**9,862,263**	4,822,987
Other policyholders' funds payable	**1,771,406**	2,910,513
Minimum tax credits	**1,051,205**	-
"Other-than-temporarily" impaired securities held	**572,526**	1,701,888
Other, net	**1,299,889**	1,051,419
Total deferred income tax asset	**46,602,117**	41,381,040
Net unrealized holding gains on investment securities	**(27,544,260)**	(20,080,265)
Deferred policy acquisition costs	**(14,258,498)**	(13,154,557)
Other, net	**(1,549,538)**	(1,456,000)
Total deferred income tax liability	**(43,352,296)**	(34,690,822)
Net deferred income tax asset	**$ 3,249,821**	$ 6,690,218

Based upon anticipated future taxable income and consideration of all other available evidence, management believes that it is "more likely than not" that the Company's net deferred income tax asset will be realized.

The actual income tax expense (benefit) for the years ended December 31, 2011, 2010 and 2009 differed from the "expected" income tax expense (benefit) for those years (computed by applying the United States federal corporate tax rate of 35 percent to income (loss) before income tax expense (benefit)) as follows:

	Year ended December 31,		
	2011	2010	2009
Computed "expected" income tax expense (benefit)	**$ (3,502,596)**	$ 14,855,828	$ 21,883,686
Increases (decreases) in tax resulting from:			
Tax-exempt interest income	**(4,636,716)**	(4,931,396)	(5,139,443)
Dividends received deduction	**(516,691)**	(478,528)	(485,035)
Proration of tax-exempt interest and dividends received deduction	**773,011**	811,489	843,672
Elimination of deduction for Medicare Part D retiree drug subsidy	**-**	794,383	-
Other, net	**(26,810)**	47,125	51,323
Income tax expense (benefit)	**$ (7,909,802)**	$ 11,098,901	$ 17,154,203

As a result of the Patient Protection and Affordable Care Act (H.R. 3590) and the follow-up Health Care and Education Reconciliation Act of 2010 (H.R. 4872) signed into law on March 23, 2010 and March 30, 2010, respectively (the "Acts"), beginning in 2013 the Company will no longer be able to claim a tax deduction for drug expenses that are reimbursed under the Medicare Part D retiree drug subsidy program. Although this tax change does not take effect until 2013, the Company was required to recognize the financial impact of this tax change in the period in which the Acts were signed. As a result of the Acts, the Company recognized a decrease in its deferred tax asset of $794,383 during the first quarter of 2010.

Comprehensive income tax expense (benefit) included in the consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 is as follows:

	Year ended December 31,		
	2011	2010	2009
Income tax expense (benefit) on:			
Operations	**$ (7,909,802)**	$ 11,098,901	$ 17,154,203
Change in unrealized holding gains on investment securities	**7,463,995**	4,658,820	14,040,789
Change in funded status of retirement benefit plans:			
Pension plans	**(3,132,777)**	668,041	2,183,000
Postretirement benefit plans	**(2,799,278)**	(780,555)	(1,886,738)
Comprehensive income tax expense (benefit)	**$ (6,377,862)**	$ 15,645,207	$ 31,491,254

The Company had no provision for uncertain tax positions at December 31, 2011 or 2010. The Company recognized $9,396 of interest income related to U.S. federal taxes during 2011. The Company did not recognize any interest expense or other penalties related to U.S. federal or state income taxes during 2011, 2010 or 2009. It is the Company's accounting policy to reflect income tax penalties as other expense, and interest as interest expense.

The Company files a U.S. federal tax return, along with various states income tax returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2008.

11. SURPLUS NOTES

The Company's property and casualty insurance subsidiaries have $25,000,000 of surplus notes issued to Employers Mutual. Effective February 1, 2008, the interest rate on these surplus notes was increased from 3.09 percent to 3.60 percent. Reviews of the interest rate are conducted by the Inter-Company Committees of the Boards of Directors of the Company and Employers Mutual every five years, with the next review due in 2013. Payment of interest and repayment of principal can only be made out of the applicable subsidiary's statutory surplus and is subject to prior approval by the insurance commissioner of the respective state of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the applicable insurance subsidiaries. Total interest expense incurred on these surplus notes was $900,000 in 2011, 2010 and 2009. At December 31, 2011, the Company's property and casualty insurance subsidiaries had received approval for the payment of interest accrued on the surplus notes during 2011.

12. EMPLOYEE RETIREMENT PLANS

Employers Mutual has various employee benefit plans, including two defined benefit pension plans and two postretirement benefit plans that provide retiree healthcare and life insurance coverage.

Employers Mutual's pension plans include a qualified defined benefit pension plan and a non-qualified defined benefit supplemental pension plan. The qualified defined benefit plan covers substantially all of its employees. This plan is funded by employer contributions and provides benefits under two different formulas, depending on an employee's age and date of service. Benefits generally vest after three years of service or the attainment of 55 years of age. It is Employers Mutual's funding policy to make contributions sufficient to be in compliance with minimum regulatory funding requirements plus additional amounts as determined by management.

Employers Mutual's non-qualified defined benefit supplemental pension plan provides retirement benefits for a select group of management and highly-compensated employees. This plan enables select employees to receive retirement benefits without the limit on compensation imposed on qualified defined benefit pension plans by the Internal Revenue Service (IRS) and to recognize compensation that has been deferred in the determination of retirement benefits. The plan is unfunded and benefits generally vest after three years of service.

Employers Mutual also offers postretirement benefit plans which provide certain health care and life insurance benefits for retired employees. Substantially all of its employees may become eligible for those benefits if they reach normal retirement age and have attained the required length of service while working for Employers Mutual. The health care postretirement plan requires contributions from participants and contains certain cost sharing provisions such as coinsurance and deductibles. The life insurance plan is noncontributory. The benefits provided under both plans are subject to change.

Employers Mutual maintains a Voluntary Employee Beneficiary Association (VEBA) trust which accumulates funds for the payment of postretirement health care and life insurance benefits. Contributions to the VEBA trust are used to fund the projected postretirement benefit obligation, as well as pay current year benefits.

The following table sets forth the funded status of Employers Mutual's pension and postretirement benefit plans as of December 31, 2011 and 2010, based upon measurement dates of December 31, 2011 and 2010, respectively.

	Pension plans		Postretirement benefit plans	
	2011	2010	**2011**	2010
Change in projected benefit obligation:				
Benefit obligation at beginning of year	**$ 202,338,953**	$ 181,630,998	**$ 110,871,237**	$ 93,768,069
Service cost	**11,527,452**	10,717,698	**4,602,488**	3,931,601
Interest cost	**9,703,193**	9,970,477	**5,998,581**	5,533,758
Actuarial loss	**13,663,453**	10,137,667	**25,540,194**	10,129,942
Benefits paid	**(12,132,655)**	(10,117,887)	**(2,909,110)**	(2,720,150)
Medicare subsidy reimbursements	**-**	-	**250,958**	228,017
Projected benefit obligation at end of year	**225,100,396**	202,338,953	**144,354,348**	110,871,237
Change in plan assets:				
Fair value of plan assets at beginning of year	**208,419,480**	167,142,158	**48,684,444**	43,216,841
Actual return on plan assets	**(4,274,435)**	25,080,476	**(329,029)**	5,707,753
Employer contributions	**17,914,302**	26,314,733	**8,000,000**	2,480,000
Benefits paid	**(12,132,655)**	(10,117,887)	**(2,909,110)**	(2,720,150)
Fair value of plan assets at end of year	**209,926,692**	208,419,480	**53,446,305**	48,684,444
Funded status	**$ (15,173,704)**	$ 6,080,527	**$ (90,908,043)**	$ (62,186,793)

The following tables set forth the amounts recognized in the Company's financial statements as a result of the property and casualty insurance subsidiaries' aggregate 30 percent participation in the pooling agreement and amounts allocated to the reinsurance subsidiary as of December 31, 2011 and 2010:

Amounts recognized in the Company's consolidated balance sheets:

	Pension plans		Postretirement benefit plans	
	2011	2010	**2011**	2010
Assets:				
Prepaid pension benefits	**$ -**	$ 5,125,701	**$ -**	$ -
Liability:				
Pension and postretirement benefits	**(4,779,344)**	(3,462,118)	**(24,892,491)**	(16,956,598)
Net amount recognized	**$ (4,779,344)**	$ 1,663,583	**$ (24,892,491)**	$ (16,956,598)

Amounts recognized in the Company's consolidated balance sheets under the caption "accumulated other comprehensive income", before deferred income taxes:

	Pension plans		Postretirement benefit plans	
	2011	2010	**2011**	2010
Net actuarial loss	**$ (24,919,034)**	$ (15,838,345)	**$ (15,625,079)**	$ (8,191,312)
Prior service (cost) credit	**(137,624)**	(267,517)	**4,046,180**	4,610,349
Net amount recognized	**$ (25,056,658)**	$ (16,105,862)	**$ (11,578,899)**	$ (3,580,963)

During 2012, the Company will amortize $2,057,747 of net actuarial loss and $89,607 of prior service cost associated with the pension plans into net periodic benefit cost. In addition, the Company will amortize $619,217 of prior service credit and $1,146,044 of net actuarial loss associated with the postretirement benefit plans into net periodic postretirement benefit cost in 2012.

Amounts recognized in the Company's consolidated statements of comprehensive income:

	Pension plans		Postretirement benefit plans	
	2011	2010	**2011**	2010
Net actuarial gain (loss)	**$ (9,080,689)**	$ 1,774,217	**$ (7,433,767)**	$ (1,673,900)
Prior service (cost) credit	**129,893**	134,471	**(564,169)**	(556,253)
Net amount recognized	**$ (8,950,796)**	$ 1,908,688	**$ (7,997,936)**	$ (2,230,153)

The following table sets forth the projected benefit obligation, accumulated benefit obligation and fair value of plan assets of Employers Mutual's non-qualified pension plan. The amounts related to the qualified pension plan are not included since the plan assets exceeded the accumulated benefit obligation.

	Year ended December 31,	
	2011	**2010**
Projected benefit obligation	**$ 11,871,591**	$ 10,924,975
Accumulated benefit obligation	**10,466,653**	9,211,098
Fair value of plan assets	**-**	-

The components of net periodic benefit cost for Employers Mutual's pension and postretirement benefit plans is as follows:

	Year ended December 31,		
	2011	2010	2009
Pension plans:			
Service cost	**$ 11,527,452**	$ 10,717,698	$ 9,886,960
Interest cost	**9,703,193**	9,970,477	9,804,408
Expected return on plan assets	**(15,506,042)**	(12,676,990)	(9,654,133)
Amortization of net actuarial loss	**3,528,096**	3,995,656	5,432,367
Amortization of prior service cost	**432,134**	452,080	452,297
Net periodic pension benefit cost	**$ 9,684,833**	$ 12,458,921	$15,921,899
Postretirement benefit plans:			
Service cost	**$ 4,602,488**	$ 3,931,601	$ 2,771,480
Interest cost	**5,998,581**	5,533,758	4,281,570
Expected return on plan assets	**(2,929,894)**	(2,952,489)	(2,412,020)
Amortization of net actuarial loss	**1,776,849**	1,350,949	98,054
Amortization of prior service credit	**(2,131,256)**	(2,131,256)	(2,131,256)
Net periodic postretirement benefit cost	**$ 7,316,768**	$ 5,732,563	$ 2,607,828

Net periodic pension benefit cost allocated to the Company amounted to $2,983,679, $3,842,291 and $4,888,759 in 2011, 2010 and 2009, respectively. Net periodic postretirement benefit cost allocated to the Company for the years ended December 31, 2011, 2010 and 2009 was $2,111,176, $1,639,727 and $732,969, respectively.

The weighted-average assumptions used to measure the benefit obligations are as follows:

	Year ended December 31,	
	2011	**2010**
Pension plans:		
Discount rate	**4.13%**	5.00%
Rate of compensation increase:		
Qualified pension plan	**4.73%**	4.73%
Non-qualified pension plan	**4.68%**	4.68%
Postretirement benefit plans:		
Discount rate	**4.59%**	5.50%

The weighted-average assumptions used to measure the net periodic benefit costs are as follows:

	Year ended December 31,		
	2011	2010	2009
Pension plans:			
Discount rate	**5.00%**	5.75%	6.25%
Expected long-term rate of return on plan assets	**7.50%**	7.50%	7.50%
Rate of compensation increase:			
Qualified pension plan	**4.73%**	4.73%	4.73%
Non-qualified pension plan	**4.68%**	4.68%	4.68%
Postretirement benefit plans:			
Discount rate	**5.50%**	6.00%	6.25%
Expected long-term rate of return on plan assets	**6.25%**	6.75%	6.00%

The expected long-term rates of return on plan assets were developed considering actual historical results, current and expected market conditions, plan asset mix and management's investment strategy.

	Year ended December 31,	
	2011	2010
Assumed health care cost trend rate:		
Health care cost trend rate assumed for next year	**8.00%**	8.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**2024**	2018

The assumed health care cost trend rate has a significant effect on the service and interest cost components of the net periodic benefit cost and the benefit obligation reported for the postretirement benefit plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects on the plan:

	One-percentage-point	
	Increase	Decrease
Effect on total of service and interest cost	$ 1,933,454	$ (1,528,560)
Effect on postretirement benefit obligation	$ 23,548,256	$(18,811,979)

The following benefit payments, which reflect expected future service, are expected to be paid from the plans over the next ten years:

	Pension benefits	Postretirement benefits		
		Gross	Medicare subsidy	Net
2012	$ 24,272,124	$ 4,334,324	$ 455,337	$ 3,878,987
2013	23,736,512	4,776,874	539,942	4,236,932
2014	21,625,401	5,357,977	622,994	4,734,983
2015	23,381,507	6,073,150	729,013	5,344,137
2016	20,624,611	6,673,854	844,846	5,829,008
2017 - 2021	118,246,092	44,014,437	6,240,547	37,773,890

Employers Mutual manages the VEBA trust assets internally. The portfolio is currently in the funding stage, with the expectation that over time contributions, investment returns and life insurance death benefits will be large enough to cover current and future expenses. As such, an emphasis is placed on asset accumulation, with current income generation secondary.

Assets contained in the VEBA trust to fund Employers Mutual's postretirement benefit obligations are currently invested in universal life insurance policies (issued by EMC National Life Company, an affiliate of Employers Mutual, that carry a guaranteed interest rate of 4.5%), mutual funds and an exchange-traded fund (ETF). The mutual funds include funds that are invested in fixed income, international equity and domestic equity securities. The ETF is an emerging markets fund.

See Note 8 for a discussion on fair value measurement. The following is a description of the fair value pricing techniques used for the asset classes of Employers Mutual's VEBA trust.

- Money Market Fund: Valued at amortized cost, which approximates fair value. Under this method, investments purchased at a discount or premium are valued by accreting or amortizing the difference between the original purchase price and maturity value of the issue over the period to maturity. The net asset value of each share held by the trust at year-end was $1.00.

- Mutual Funds: Valued at the net asset value of shares held by the trust at year-end. For purposes of calculating the net asset value, portfolio securities and other assets for which market quotes are readily available are valued at fair value. Fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or independent pricing services.

- ETF: Valued at the closing price from the applicable exchange.

- Life Insurance Contract: Valued at the cash accumulation value, which approximates fair value.

The fair values of the assets held in Employers Mutual's VEBA trust are as follows:

Description	Total	Fair value measurements at December 31, 2011 using Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Money market fund	$ 8,257,236	$ 8,257,236	$ -	$ -
Emerging markets ETF	2,113,395	2,113,395	-	-
Mutual funds:	-			
Equity	22,712,199	22,712,199	-	-
Tax exempt fixed income	2,563,139	2,563,139	-	-
International equity	5,309,728	5,309,728	-	-
Life insurance contracts	12,490,608	-	-	12,490,608
	$ 53,446,305	$ 40,955,697	$ -	$ 12,490,608

Description	Total	Fair value measurements at December 31, 2010 using Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Money market fund	$ 3,277,205	$ 3,277,205	$ -	$ -
Emerging markets ETF	2,662,955	2,662,955	-	-
Mutual funds:				
Equity	16,581,112	16,581,112	-	-
Tax exempt fixed income	2,335,575	2,335,575	-	-
International equity	11,701,729	11,701,729	-	-
Life insurance contracts	12,125,868	-	-	12,125,868
	$ 48,684,444	$ 36,558,576	$ -	$ 12,125,868

Presented below is a reconciliation of the assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31, 2011 and 2010.

	Fair value measurements using significant unobservable inputs (Level 3) Life insurance contracts	
	2011	2010
Balance at beginning of year	$ 12,125,868	$ 12,118,917
Actual return on plan assets:		
Increase in cash accumulation value of life insurance contracts	364,740	361,459
Gain on life insurance death benefit	-	657,667
Settlement of life insurance death benefit	-	(1,012,175)
Balance at end of year	$ 12,490,608	$ 12,125,868

Employers Mutual uses Global Portfolio Strategies, Inc. to advise on the asset allocation strategy for its qualified pension plan. The asset allocation strategy and process of Global Portfolio Strategies, Inc. uses a diversified allocation of equity, debt and real estate exposures that is customized to the plan's payment risk and return targets.

Global Portfolio Strategies, Inc. reviews the plan's assets and liabilities in relation to expectations of long-term market performance and liability development to determine the appropriate asset allocation. The data for the contributions and emerging liabilities is provided from the plan's actuarial valuation, while the current asset and monthly benefit payment data is provided by the plan administrator.

The following is a description of the fair value pricing techniques used for the asset classes of Employers Mutual's qualified pension plan.

- Pooled Separate Accounts: Each of the funds held by the Plan is in a pooled or commingled investment vehicle that is maintained by the fund sponsor, each with many investors. The Plan asset is represented by a "unit of account" and a per unit value, much like a mutual fund, whose value is the accumulated value of the underlying investments. The sponsor of the fund specifies the source(s) used for the underlying investment asset prices and the protocol used to value each fund. These underlying investments are valued in the following ways:

    - Short-Term Funds are comprised of short-term securities that are valued initially at cost and thereafter adjusted for amortization of any discount or premium.
    - U.S. Stock Funds are comprised of domestic equity securities that are priced using the closing price from the applicable exchange.
    - International Stock Funds are comprised of international equity securities that are priced using the closing price from the appropriate local stock exchange(s). An independent pricing service is also used to seek updated prices in the event there are material market movements between local stock exchange closing time and portfolio valuation time.
    - U.S. Bond Funds are comprised of domestic fixed income securities. These securities are priced using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Market indices and industry and economic events are monitored.

- Real Estate Securities Fund: Valued at the net asset value of shares held by the Plan at year-end. For purposes of calculating the net asset value, portfolio securities and other assets for which market quotes are readily available are valued at fair value. Fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or independent pricing services.

- Money Market Separate Account: Invests mainly in short-term securities such as commercial paper. Valued by an independent pricing service.

- Bond and Mortgage Separate Account: Invests mainly in fixed income securities such as asset-backed securities, residential mortgage-backed securities, commercial mortgage-backed securities and corporate bonds. Securities are priced by an independent pricing service using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Market indices and industry and economic events are also monitored.

The fair values of the assets held in Employers Mutual's defined benefit retirement plan are as follows:

		Fair value measurements at December 31, 2011 using		
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Bond and mortgage separate account	$ 29,850,049	$ -	$ 29,850,049	$ -
Pooled separate accounts:				
U.S. stock funds	109,097,915	-	109,097,915	-
International stock funds	35,955,255	-	35,955,255	-
U.S. bond funds	23,705,875	-	23,705,875	-
Short-term funds	2,968,750	-	2,968,750	-
Real estate securities fund	8,348,848	8,348,848	-	-
	$ 209,926,692	$ 8,348,848	$ 201,577,844	$ -

		Fair value measurements at December 31, 2010 using		
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Bond and mortgage separate account	$ 30,272,703	$ -	$ 30,272,703	$ -
Pooled separate accounts:				
U.S. stock funds	110,075,754	-	110,075,754	-
International stock funds	39,572,143	-	39,572,143	-
U.S. bond funds	12,537,854	-	12,537,854	-
Short-term funds	8,875,768	-	8,875,768	-
Real estate securities fund	7,085,258	7,085,258	-	-
	$ 208,419,480	$ 7,085,258	$ 201,334,222	$ -

Employers Mutual plans to contribute approximately $22,000,000 to the pension plan and $5,500,000 to the VEBA trust in 2012.

The Company participates in other benefit plans sponsored by Employers Mutual, including its 401(k) Plan, Board and Executive Non-Qualified Excess Plans and Defined Contribution Supplemental Executive Retirement Plan. The Company's share of expenses for these plans amounted to $1,523,675, $1,428,369 and $1,380,945 in 2011, 2010 and 2009, respectively.

13. STOCK PLANS

The Company has no stock-based compensation plans of its own; however, Employers Mutual has several stock plans which utilize the common stock of the Company. Employers Mutual can provide the common stock required under its plans by: 1) using shares of common stock that it currently owns; 2) purchasing common stock on the open market; or 3) directly purchasing common stock from the Company at the current fair value. Employers Mutual has historically purchased common stock from the Company for use in its stock option plans and its non-employee director stock purchase plan. Employers Mutual generally purchases common stock on the open market to fulfill its obligations under its employee stock purchase plan.

Stock Option Plans

Employers Mutual maintains three separate stock option plans for the benefit of officers and key employees of Employers Mutual and its subsidiaries. A total of 1,000,000 shares of the Company's common stock have been reserved for issuance under the 1993 Employers Mutual Casualty Company Incentive Stock Option Plan (1993 Plan), a total of 1,500,000 shares have been reserved for issuance under the 2003 Employers Mutual Casualty Company Incentive Stock Option Plan (2003 Plan) and a total of 2,000,000 shares have been reserved for issuance under the 2007 Employers Mutual Casualty Company Stock Incentive Plan (2007 Plan).

The 1993 Plan and the 2003 Plan permit the issuance of incentive stock options only, while the 2007 Plan permits the issuance of performance shares, performance units, and other stock-based awards, in addition to qualified (incentive) and non-qualified stock options, stock appreciation rights, restricted stock and restricted stock units. All three plans provide for a ten-year time limit for granting awards. Options can no longer be granted under the 1993 Plan and no additional options will be granted under the 2003 Plan now that Employers Mutual is utilizing the 2007 Plan. Options granted under the plans generally have a vesting period of five years, with options becoming exercisable in equal annual cumulative increments commencing on the first anniversary of the option grant. Option prices cannot be less than the fair value of the common stock on the date of grant.

The Senior Executive Compensation and Stock Option Committee (the "Committee") of Employers Mutual's Board of Directors (the "Board") grants the awards and is the administrator of the plans. The Company's Compensation Committee must consider and approve all awards granted to the Company's executive officers.

The Company recognized compensation expense from these plans of $190,032 ($136,281 net of tax), $136,599 ($112,137 net of tax) and $282,528 ($237,605 net of tax) in 2011, 2010 and 2009, respectively.

During the first quarter of 2011, 302,180 non-qualified stock options were granted under the 2007 Plan to eligible participants at a price of $24.41. During 2011, 38,631 options were exercised under the plans at prices ranging from $11.38 to $20.68. A summary of the activity under Employers Mutual's stock option plans for 2011, 2010 and 2009 is as follows:

	Year ended December 31,					
	2011		2010		2009	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding, beginning of year	**1,251,489**	**$ 21.25**	1,172,614	$ 20.96	929,716	$ 21.57
Granted	**302,180**	**24.41**	219,476	20.72	304,400	18.87
Exercised	**(38,631)**	**18.67**	(73,086)	15.70	(37,271)	17.10
Expired	**(50,918)**	**21.51**	(50,315)	20.26	(12,430)	23.86
Forfeited	**(2,025)**	**19.13**	(17,200)	21.68	(9,125)	22.91
Surrendered	**-**	**-**	-	-	(2,676)	25.46
Outstanding, end of year	**1,462,095**	**$ 21.96**	1,251,489	$ 21.25	1,172,614	$ 20.96
Exercisable, end of year	**762,888**	**$ 21.64**	638,788	$ 21.40	537,786	$ 20.48

The weighted average fair value of options granted in 2011, 2010 and 2009 amounted to $4.44, $1.77 and $2.30, respectively. Employers Mutual estimated the fair value of each option grant on the date of grant using the Black-Scholes-Merton option-pricing model and the following weighted-average assumptions:

	Year ended December 31,		
	2011	2010	2009
Weighted-average dividend yield	**3.11%**	3.47%	3.82%
Expected volatility	**20.9% - 51.2%**	16.7% - 23.6%	22.7% - 43.8%
Weighted-average volatility	**32.76%**	19.17%	35.24%
Risk-free interest rate	**0.17% - 2.75%**	0.16% - 2.99%	0.38% - 2.81%
Expected term (years)	**0.25 - 6.40**	0.25 - 6.30	0.25 - 6.30

The expected term of the options granted in 2011 to individuals who will not be eligible to retire prior to the completion of the normal vesting period was estimated using historical data that excluded certain option exercises that occurred prior to the normal vesting period due to the retirement of the option holders. The expected term of options granted to individuals who are, or will be, eligible to retire prior to the completion of the normal vesting period has been adjusted to reflect the potential accelerated vesting period. This produced a weighted-average expected term of 2.99 years.

The expected volatility of options granted in 2011 was computed by using the historical daily prices of the Company's common stock for a period covering 6.4 years, which approximates the average term of the options. This produced an expected volatility of 43.7 percent for individuals who will not be eligible to retire prior to the completion of the normal vesting period. The expected volatility of options granted to individuals who are, or will be, eligible to retire prior to the completion of the normal vesting period was computed by using the historical daily prices for the period approximating the expected term of those options. This produced expected volatility ranging from 20.9 percent to 51.2 percent. The weighted-average volatility of the 2011 option grant was 32.76 percent. Prior to 2011, expected volatilities were calculated, in most instances, using historical high and low average monthly prices of the Company's common stock. This produced expected volatilities that were typically lower than those calculated in 2011 using daily prices. Due to the higher expected volatilities used in the valuation of the 2011 option grant, the fair values of the granted options are higher, which produces a larger amount of stock compensation expense.

At December 31, 2011, the Company's portion of the unrecognized compensation cost associated with option awards issued under Employers Mutual's stock option plans that are not currently vested was $412,953, with a 1.7 year weighted-average period over which the compensation expense is expected to be recognized. A summary of non-vested option activity under Employers Mutual's stock option plans for 2011, 2010 and 2009 is as follows:

	Year ended December 31,					
	2011		2010		2009	
	Number of options	Weighted-average grant-date fair value	Number of options	Weighted-average grant-date fair value	Number of options	Weighted-average grant-date fair value
Non-vested, beginning of year	**612,701**	**$ 2.45**	634,828	$ 2.91	523,985	$ 3.55
Granted	**302,180**	**4.44**	219,476	1.77	304,400	2.30
Vested	**(213,649)**	**2.57**	(224,403)	3.14	(189,006)	3.70
Forfeited	**(2,025)**	**3.03**	(17,200)	4.15	(1,875)	2.30
Surrendered	**-**	**-**	-	-	(2,676)	3.82
Non-vested, end of year	**699,207**	**$ 3.27**	612,701	$ 2.45	634,828	$ 2.91

The Company's portion of the total intrinsic value of options exercised under Employers Mutual's stock option plans was $54,932, $125,939 and $51,461 in 2011, 2010 and 2009, respectively. Under the terms of the pooling and quota share agreements, these amounts were paid to Employers Mutual. The Company received the full fair value for all shares issued under these plans. The Company's portion of the total fair value of options that vested in 2011, 2010 and 2009 was $164,298, $211,507 and $282,528, respectively. Additional information relating to options outstanding and options vested (exercisable) at December 31, 2011 is as follows:

	December 31, 2011			
	Number of options	Weighted-average exercise price	Aggregate intrinsic value	Weighted-average remaining term
Options outstanding	**1,462,095**	**$ 21.96**	**$ 846,430**	**6.15**
Options exercisable	**762,888**	**$ 21.64**	**$ 586,178**	**4.39**

The 1993 Plan and 2003 Plan do not generally generate tax deductions for the Company because only incentive stock options could be issued under these plans. The Company has recorded a deferred tax benefit for a portion of the March 2008 grant and for all subsequent grants (all made under the 2007 Plan) because non-qualified options were issued. The Company's portion of the current tax deduction realized from exercises of stock options was $11,341, $2,644 and $1,970 in 2011, 2010 and 2009, respectively. These actual deductions were in excess of the deferred tax benefits recorded in conjunction with the compensation expense (referred to as excess tax benefits) and are reflected in the statement of cash flows as a financing cash inflow and a corresponding cash outflow from operating activities ($6,622 and $542 as the Company's portion in 2011 and 2010, respectively). The income tax benefit that results from disqualifying dispositions of stock purchased through incentive stock options is deemed immaterial.

Employee Stock Purchase Plan

A total of 500,000 shares of the Company's common stock were reserved for issuance under the Employers Mutual Casualty Company 1993 Employee Stock Purchase Plan. Any employee who was employed by Employers Mutual on the first day of the month immediately preceding any option period was eligible to participate in the plan. Participants paid 85 percent of the fair market value of the stock on the date of purchase. This plan was replaced by a new plan during 2008, and the 217,862 shares that were unused as of December 31, 2008 were de-registered in 2009.

On May 30, 2008, the Company registered 500,000 shares of the Company's common stock for use in the Employers Mutual Casualty Company 2008 Employee Stock Purchase Plan. Any employee may participate in the plan by delivering, during the first twenty days of the calendar month preceding the first day of an election period, a payroll deduction authorization to the plan administrator; or making a cash contribution (employees designated as "Insiders" are required to give six months advance notice prior to participating in the plan). Participants pay 85 percent of the fair market value of the stock on the date of purchase. The plan is administered by the Board of Employers Mutual, and the Board has the right to amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with this plan totaled $39,150, $26,657 and $25,892 in 2011, 2010 and 2009, respectively.

During 2011, a total of 34,321 options were exercised at prices ranging from $15.64 to $21.08. Activity under the plan was as follows:

	Year ended December 31,		
	2011	2010	2009
Shares available for purchase, beginning of year	**441,423**	468,122	709,381
Shares deregistered under the 1993 plan	**-**	-	(217,862)
Shares purchased under the plan	**(34,321)**	(26,699)	(23,397)
Shares available for purchase, end of year	**407,102**	441,423	468,122

Non-Employee Director Stock Option Plan

A total of 200,000 shares of the Company's common stock have been reserved for issuance under the 2003 Employers Mutual Casualty Company Non-Employee Director Stock Option Plan. All non-employee directors of Employers Mutual and its subsidiaries and affiliates who are not serving on the "Disinterested Director Committee" of the Board of Employers Mutual as of the beginning of an option period are eligible to participate in the plan. Each eligible director can purchase shares of common stock at 75 percent of the fair value of the stock on the option exercise date in an amount equal to a minimum of 25 percent and a maximum of 100 percent of their annual cash retainer. The plan will continue through the option period for options granted at the 2012 annual meetings. The plan is administered by the Disinterested Director Committee of the Board. The Board may amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with this plan totaled $48,877, $10,931 and $15,326 in 2011, 2010 and 2009, respectively.

During 2011, a total of 12,381 options were exercised at prices ranging from $13.53 to $17.66. Activity under the plan was as follows:

	Year ended December 31,		
	2011	2010	2009
Shares available for purchase, beginning of year	**167,848**	172,630	176,508
Shares purchased under the plan	**(12,381)**	(4,782)	(3,878)
Shares available for purchase, end of year	**155,467**	167,848	172,630

Dividend Reinvestment Plan

The Company maintains a dividend reinvestment and common stock purchase plan which provides stockholders with the option of reinvesting cash dividends in additional shares of the Company's common stock. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan, and may sell shares of common stock through the plan. Employers Mutual did not participate in this plan in 2011, 2010 or 2009. Activity under the plan was as follows:

	Year ended December 31,		
	2011	2010	2009
Shares available for purchase, beginning of year	**169,383**	175,609	182,141
Shares purchased under the plan	**(8,147)**	(6,226)	(6,532)
Shares available for purchase, end of year	**161,236**	169,383	175,609
Range of purchase prices	**$ 18.13**	$ 20.48	$ 20.44
	to	to	to
	$ 24.25	$ 23.62	$ 22.62

Stock Appreciation Right (SAR) agreement

On October 19, 2006, Employers Mutual entered into a stock appreciation rights (SAR) agreement with the Company's Executive Vice President and Chief Operating Officer (Mr. Murray) at that time. This SAR agreement is a substitute for an incentive stock option grant Mr. Murray was initially authorized to receive as part of his 2006 compensation arrangement, but was not issued to him due to certain limitations contained in Employers Mutual's incentive stock option plan. The grant-date fair value of this award was $546,300. Because the SAR agreement will be settled in cash, it is considered to be a liability-classified award under ASC Topic 718. As a result, the value of this agreement must be re-measured at fair value at each financial statement reporting date, subject to a minimum fair value of $318,825 stipulated in the SAR agreement. The fair value of this agreement at December 31, 2011, 2010 and 2009 was $318,825 ($95,648 for the Company). The full value of this agreement was expensed in 2006 because Mr. Murray was eligible for retirement and was entitled to keep the award at retirement. As a result, the award did not have any subsequent service requirements. Subsequent changes in the fair value of this agreement will be reflected as compensation expense until the agreement is ultimately settled in 2016. During 2011, 2010 and 2009, the Company did not recognize any compensation expense related to this award as the fair value of the award did not change.

14. STOCK REPURCHASE PROGRAMS

Stock Repurchase Plans

On March 10, 2008, the Company's Board of Directors authorized a $15,000,000 stock repurchase program. On October 31, 2008, the Company's Board of Directors announced an extension of the stock repurchase program, authorizing an additional $10,000,000. During 2011, the Company completed the program with the repurchase of 98,200 shares of its common stock at an average cost of $18.84 per share. In total, the Company repurchased 1,078,733 shares of its common stock at a cost of $24,998,330 under the program.

On November 3, 2011, the Company's Board of Directors authorized a new $15,000,000 stock repurchase program. This program became effective immediately and does not have an expiration date. The timing and terms of the purchases are determined by management based on market conditions and are conducted in accordance with the applicable rules of the Securities and Exchange Commission. Common stock repurchased under this program will be retired by the Company. The Company did not repurchase any shares under this program during the fourth quarter.

Stock Purchase Plan

During the second quarter of 2005, Employers Mutual initiated a $15,000,000 stock purchase program under which Employers Mutual will purchase shares of the Company's common stock in the open market. This purchase program does not have an expiration date; however, this program is currently dormant and will remain so while the Company's repurchase program is active. The timing and terms of the purchases are determined by management based on market conditions and are conducted in accordance with the applicable rules of the Securities and Exchange Commission. No purchases were made during 2011, 2010 and 2009. As of December 31, 2011, $4,490,561 remained available under this plan for additional purchases.

15. LEASES, COMMITMENTS AND CONTINGENT LIABILITIES

One of the Company's property and casualty insurance subsidiaries leases office facilities in Bismarck, North Dakota, with lease terms expiring in 2014. Employers Mutual has entered into various leases for branch and service office facilities with lease terms expiring through 2021. All of these lease costs are included as expenses under the pooling agreement. The following table reflects the lease commitments of the Company as of December 31, 2011.

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Lease commitments					
Real estate operating leases	$ 8,095,542	$ 1,311,675	$ 2,383,972	$ 2,029,422	$ 2,370,473

The participants in the pooling agreement are subject to guaranty fund assessments by states in which they write business. Guaranty fund assessments are used by states to pay policyholder liabilities of insolvent insurers domiciled in those states. Many states allow assessments to be recovered through premium tax offsets. Estimated guaranty fund assessments of $1,038,797 and $1,269,022 have been accrued as of December 31, 2011 and 2010, respectively. Premium tax offsets of $665,829 and $758,362, which are related to prior guarantee fund payments and current assessments, have been accrued as of December 31, 2011 and 2010, respectively. The guaranty fund assessments are expected to be paid over the next two years and the premium tax offsets are expected to be realized within ten years of the payments. The participants in the pooling agreement are also subject to second-injury fund assessments, which are designed to encourage employers to employ workers with pre-existing disabilities. Estimated second-injury fund assessments of $1,873,392 and $1,613,021 have been accrued as of December 31, 2011 and 2010, respectively. The second-injury fund assessment accruals are based on projected loss payments. The periods over which the assessments will be paid is not known.

The participants in the pooling agreement have purchased annuities from life insurance companies, under which the claimant is payee, to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company's share of case loss reserves eliminated by the purchase of these annuities was $162,144 at December 31, 2011. The Company has a contingent liability for the aggregate guaranteed amount of the annuities of $239,486 at December 31, 2011 should the issuers of those annuities fail to perform. The probability of a material loss due to failure of performance by the issuers of these annuities is considered remote.

The Company and Employers Mutual and its other subsidiaries are parties to numerous lawsuits arising in the normal course of the insurance business. The Company believes that the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations. The companies involved have established reserves which are believed adequate to cover any potential liabilities arising out of all such pending or threatened proceedings.

16. UNAUDITED INTERIM FINANCIAL INFORMATION

	Three months ended,			
	March 31	June 30	September 30	December 31
2011				
Total revenues	**$ 116,827,435**	**$ 114,341,363**	**$ 115,423,984**	**$ 126,051,859**
Income (loss) before income tax expense (benefit)	**$ 6,355,381**	**$ (21,012,793)**	**$ (8,005,796)**	**$ 12,655,792**
Income tax expense (benefit)	**1,134,031**	**(8,531,574)**	**(3,861,713)**	**3,349,454**
Net income (loss)	**$ 5,221,350**	**$ (12,481,219)**	**$ (4,144,083)**	**$ 9,306,338**
Net income (loss) per share - basic and diluted*	**$ 0.40**	**$ (0.96)**	**$ (0.32)**	**$ 0.72**

	Three months ended,			
	March 31	June 30	September 30	December 31
2010				
Total revenues	$ 105,593,652	$ 108,467,951	$ 111,498,694	$ 117,703,217
Income before income tax expense	$ 14,543,054	$ 3,495,632	$ 9,816,451	$ 14,590,087
Income tax expense	4,664,962	197,159	2,357,876	3,878,904
Net income	$ 9,878,092	$ 3,298,473	$ 7,458,575	$ 10,711,183
Net income per share - basic and diluted*	$ 0.75	$ 0.25	$ 0.57	$ 0.83

* Since the weighted-average number of shares outstanding for the quarters are calculated independently of the weighted-average number of shares outstanding for the year, quarterly net income (loss) per share may not total to annual net income (loss) per share.

GLOSSARY

Assumed Reinsurance - When one or more insurers, in exchange for a share of the premium, accepts responsibility to indemnify risk underwritten by another as reinsurance. See "Reinsurance."

Catastrophe and Storm Losses - Losses from the occurrence of an earthquake, hurricane, explosion, flood, hail storm or other similar event which results in substantial loss.

Ceded Reinsurance - The transfer of all or part of the risk of insurance loss from an insurer to another as reinsurance. See "Reinsurance."

Combined Ratio - A measure of property/casualty underwriting results. It is the ratio of claims, settlement and underwriting expenses to insurance premiums. When the combined ratio is under 100%, underwriting results are generally profitable; when the ratio is over 100%, underwriting results are generally unprofitable. Underwriting results do not include net investment income, which may make a significant contribution to overall profitability.

Deferred Policy Acquisition Costs - The capitalization of commissions, premium taxes and other expenses related to the production of insurance business. These costs are deferred and amortized in proportion to related premium revenue.

Excess of Loss Reinsurance - Coverage for the portion of losses which exceed predetermined retention limits.

Generally Accepted Accounting Principles (GAAP) - The set of practices and procedures that provides the framework for financial statement measurement and presentation. Financial statements in this report were prepared in accordance with U.S. GAAP.

Incurred But Not Reported (IBNR) – An estimate of liability for losses that have occurred but not yet been reported to the insurer. For reinsurance business IBNR may also include anticipated increases in reserves for claims that have previously been reported.

Incurred Losses and Settlement Expenses - Claims and settlement expenses paid or unpaid for which the Company has become liable for during a given reporting period.

Loss Reserve Development - A measure of how the latest estimate of an insurance company's claim obligations compares to an earlier projection. This is also referred to as the increase or decrease in the provision for insured events of prior years.

Net Investment Income - Dividends and interest earned during a specified period from cash and invested assets, reduced by related investment expenses.

Net Investment Yield - Net investment income divided by average invested assets.

Other-Than-Temporary Investment Impairment Loss – A realized investment loss that is recognized when an investment's fair value declines below its carrying value and the decline is deemed to be other-than-temporary.

Pooling Agreement - A joint underwriting operation in which the participants assume a predetermined and fixed interest in the premiums, losses, expenses and profits of insurance business.

Premiums - Amounts paid by policyholders to purchase insurance coverages.

Earned Premium - The recognition of the portion of written premiums directly related to the expired portion of an insurance policy for a given reporting period.

Net Written Premiums - Premiums written during a given reporting period, net of assumed and ceded reinsurance, which correlate directly to the insurance coverage provided.

Unearned Premium - The portion of written premium which would be returned to a policyholder upon cancellation.

Written Premium - The cost of insurance coverage. Written premiums refer to premiums for all policies sold during a specified accounting period.

Quota Share Reinsurance Agreement – A form of reinsurance in which the reinsurer assumes a stated percentage of all premiums, losses and related expenses in a given class of business.

Realized Investment Gains/Losses - The amount of net gains/losses realized when an investment is sold at a price higher or lower than its original cost or carrying amount. Also the amount of loss recognized when an investment's carrying value is reduced to fair value due to a other-than-temporary impairment in the fair value of that investment.

Reinsurance - The contractual arrangement by which one or more insurers, called reinsurers, in exchange for premium payments, agree to assume all or part of a risk originally undertaken by another insurer. Reinsurance "spreads risk" among insurance enterprises, allowing individual companies to reduce exposure to losses and provide additional capacity to write insurance.

Reserves - The provision for the estimated future cost of all unpaid claims. The total includes known claims as well as amounts for claims that have occurred but have not been reported to the insurer (IBNR).

Return on Equity (ROE) - Net income divided by average stockholders' equity.

Risk-Based Capital - A model developed by the National Association of Insurance Commissioners which attempts to measure the minimum statutory capital needs of property and casualty insurance companies based upon the risks in a company's mix of products and investment portfolio.

Settlement Expenses - Expenses incurred in the process of investigating and settling claims.

Statutory Accounting - Accounting practices used by insurance companies to prepare financial statements submitted to state regulatory authorities. Statutory accounting differs from GAAP in that it stresses insurance company solvency rather than the matching of revenues and expenses.

Underwriting Gain/Loss - Represents insurance premium income less insurance claims, settlement and underwriting expenses.

Unrealized Holding Gains/Losses on Investments - Represents the difference between the current market value of investments and the basis at the end of a reporting period.

EMCI Board of Directors

Chairman of the Board
George C. Carpenter III
84, E, C, N
Chair – Corp.Gov./Nominating Committee
Retired Executive Director
Iowa Public Television (broadcasting)

Directors
Stephen A. Crane
66, A, C, N
Chair – Compensation Committee
Independent Consultant
Retired Chief Executive Officer
AlphaStar Insurance Group Inc.

Jonathan R. Fletcher
38, I, C
Managing Director and Portfolio Manager
BTC Capital Management, Inc.
(finance, investments)

Robert L. Howe*, CFE, CIE, CGFM, AIR
69, A, N, I
Chair – Intercompany Committee
Consultant, Insurance Strategies
Consulting, LLC
Retired Deputy Commissioner and
Chief Examiner, Iowa Insurance Division

Bruce G. Kelley, J.D., CPCU, CLU
58, E
Chair – Executive Committee
President and Chief Executive Officer
EMC Insurance Group Inc.

Gretchen H. Tegeler
56, E, A, I
Chair – Audit Committee
Executive Director
Polk/Des Moines Taxpayers Association

Independent Directors
George C. Carpenter III
Stephen A. Crane
Jonathan R. Fletcher
Robert L. Howe
Gretchen H. Tegeler

Board Committees
A Audit Committee
C Compensation Committee
E Executive Committee
I Inter-Company Committee
N Corporate Governance and Nominating Committee

EMCI Officers

Karey S. Anderson, CFA
Assistant Secretary

Jason R. Bogart, CPCU, ARM
Vice President, Branch Operations

Bradley J. Fredericks
Assistant Secretary

Richard L. Gass
Senior Vice President – Productivity & Technology

Richard W. Hoffmann, J.D.
Vice President, General Counsel & Secretary

Kevin J. Hovick, CPCU
Executive Vice President and COO

Ronald W. Jean, FCAS, MAAA
Executive Vice President for Corporate Development

Scott R. Jean, FCAS, MAAA
Vice President & Chief Actuary

Bruce G. Kelley, J.D., CPCU, CLU
President and CEO

Robert L. Link, CAM
Vice President & Assistant Secretary

Mick A. Lovell, CPCU
Vice President & Director of Business Development

Anita L. Novak, MBA, CPCU, ARM
Assistant Secretary and Director of Investor Relations

Ronald A. Paine, CPA, CIA
Vice President – Internal Audit

Carla A. Prather
Assistant Vice President & Controller

Mark E. Reese, CPA
Senior Vice President & CFO

Kelvin B. Sederburg, ACAS, MAAA
Vice President & Appointed Actuary

Lisa A. Stange, CFA
Vice President, Chief Investment Officer & Treasurer

EMCI's Board designated financial expert *

EMC Insurance Group Inc.

717 Mulberry Street
Des Moines, Iowa 50309
515-280-2511
800-447-2295
Email: EMCIns.Group@EMCIns.com
www.emcins.com/ir